As filed with the U.S. Securities and Exchange Commission on October 7, 2016.

Registration No. 333-213736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SENESTECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	2879	20-2079805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004
(928) 779-4143

(Address, including zip code and telephone number, including area code, of registrant’s principal place of business)

Loretta P. Mayer, Ph.D.
Chair of the Board, Chief Executive Officer and Chief Scientific Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004
(928) 779-4143

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Andrew W. Shawber Laura A. Bertin Summit Law Group, PLLC 315 Fifth Ave South, Suite 1000 Seattle, Washington 98104 (206) 676-7000	Michael T. Raymond Bradley J. Wyatt Dickinson Wright PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084 (248) 433-7200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per share(4)	$28,750,000	$2,895.13
Underwriters’ Warrants to Purchase Common Stock(5)	—	—
Common Stock Underlying Underwriter Warrants, $0.001 par value per share(6)	$3,000,000	$302.10
Total Registration Fee:	$31,750,000	$3,197.23

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Calculated under Section 6(b) of the Securities Act of 1933 as .0001007 of the proposed maximum aggregate offering price.
(4)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the Registrant, if any.
(5)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the Underwriter Warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.
(6)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue warrants exercisable within five years after the effective date of this registration statement representing 10% of the securities issued in this offering, or Underwriters’ Warrants, to Roth Capital Partners, LLC. The warrants are exercisable at a per share exercise price equal to 120% of the public offering price. The initial issuance of the Underwriters’ Warrants and resales of shares of common stock issuable upon exercise of the Underwriter Warrants are registered hereby. See “Underwriting — Underwriters’ Warrants.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED , 2016

Shares

SenesTech, Inc.

Common Stock

We are offering     shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $     and $     per share. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “SNES.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Net proceeds to selling stockholders	$	$

(1)	We refer you to “Underwriting” beginning on page 94 for additional information regarding total underwriting compensation.

We and the two selling stockholders, which include our chair of the board and chief executive officer, and our president and director, have granted the underwriters an option to purchase up to an additional     shares and     shares, respectively, at the initial public offering price less the underwriting discount. We will not receive any proceeds from any sale of shares by the selling stockholders.

Delivery of the shares will be made on or about           , 2016.

Roth Capital Partners

The date of this prospectus is           , 2016.

SAFE FOR HANDLERS

SAFE FOR THE ENVIRONMENT

REVOLUTIONARY TECHNOLOGY FOR PEST MANAGEMENT TARGETS THE ROOT CAUSE: **REPRODUCTION**

SAFE FOR NON-TARGET SPECIES

43%

REDUCTION IN RAT POPULATION
NEW YORK SUBWAY STUDY FEB. 2013

96%

REDUCTION IN LITTER SIZE
USDA 3RD PARTY STUDY SUMMER 2015

We and the selling stockholders have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus or any free writing prospectus we have prepared. We and the selling stockholders take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including the Sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited condensed financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “SenesTech,” “we,” “us” and “our” refer to SenesTech, Inc.

Overview

We have developed and are seeking to commercialize globally a proprietary technology for managing animal pest populations through fertility control. We believe our innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Our approach is designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with rodent infestations. Our first fertility control product candidate, ContraPest, will be marketed for use in controlling rat populations. We are pursuing regulatory approvals for ContraPest in various jurisdictions, including the U.S., India, Argentina and the European Union (EU). We submitted ContraPest for registration with the U.S. Environmental Protection Agency, or the EPA, on August 23, 2015, and the EPA granted registration approval for ContraPest effective August 2, 2016. We believe ContraPest is the first fertility control product approved by the EPA for the management of rodent populations. However, before we can begin selling ContraPest in the U.S., we must obtain registration from the various state regulatory agencies. To date, we have received registration for ContraPest in ten states, with additional applications pending. Other business initiatives include expanding our technology to other species and applications, and developing bio-synthetic sources of triptolide, an active ingredient in ContraPest that also has pharmaceutical applications. These and other initiatives may produce a less expensive source of triptolide for our own use, and provide us with the potential opportunity to earn revenue from the sale of such product to our licensees and other potential consumers of triptolide.

Current Problem

Rodent populations cause significant harm by:

•	Decreasing worldwide food supply — rodents destroy crops through consumption and contamination, and the Quality Assurance and Food Safety magazine estimated that in 2014, 20% of stored food was lost due to rodent activity.
•	Damaging public infrastructure — rodents cause significant damage to public infrastructure, estimated by researchers at the National Wildlife Research Center in 2007 at over $27.0 billion in the U.S. alone on an annual basis.
•	Transmitting disease — rodents transmit disease and deadly pathogens to humans and other species.

Current efforts to control rodent populations include the use of lethal chemical agents, also referred to as rodenticides, the sale of which constituted a $900 million market worldwide in 2013. Rodenticides, however, have a number of serious shortcomings, including:

•	Not a long-term solution — the initial decline in rodent population exposed to rodenticides is typically followed by a “population rebound” as the surviving rodents quickly reproduce, rodents from surrounding areas migrate in, and many rodent populations return to their original size within six to nine months.
•	Ineffective delivery method — due to their understanding of cause and effect, rodents will generally not consume food that they have seen adversely affect other rodents nor will they select poor-tasting rodenticides over other food sources.
•	Unsafe — rodenticides contain lethal chemicals that can be toxic to humans and other animals, which has resulted in the EPA and similar authorities in other jurisdictions placing restrictions on the sale and use of rodenticides.

•	Harmful to the environment — the poisons in rodenticides can accumulate in the bodies of rodents, transfer to other animals and contaminate the area where the rodent dies.
•	Inhumane — lethal chemicals gradually culminate in the death of the rodent exposed to rodenticides over five to ten days, marked by extreme discomfort and pain. This raises moral concerns, particularly in regions such as India.

Our Solution — Fertility Control

Our fertility control product candidate, ContraPest, targets the reproductive capabilities of rodents by inducing the gradual loss of eggs in female rodents and disruption of sperm in male rodents, resulting in contraception that can progress to sterility in both females and males. By targeting rodent fertility, our solution is:

•	Sustainably effective — ContraPest causes rodent populations to remain at a sustained low level, as demonstrated by studies in which we have observed decreases in wild rodent populations of more than 40% over a 12-week period. We believe this decrease in population will continue and, based on studies conducted by third parties, will stabilize at an approximately 70% reduction in 12 months without rebound (based on an initial population of approximately 10,000 rats). The rebound pattern is also significantly reduced in a rodent population treated with ContraPest because the non-reproductive rodents continue to defend their territory from invasion by other rodents. Also, we have observed that the contraceptive effect of ContraPest in reducing rat population is present regardless of the amount consumed by any particular rat in that population.
•	Targeted delivery — our proprietary formulation appears to be attractive to rodents, can be placed in strategic feeding locations in our proprietary bait station, and delivers active ingredients directly to targeted reproductive organs.
•	Safe — studies of ContraPest have demonstrated that ContraPest is not lethal to rodents or harmful to people or other animals, nor does it accumulate in rodents or pose a risk of secondary exposure to predators of rodents.
•	Environmentally friendly — ContraPest does not contain poisons, breaks down into inactive ingredients when it comes in contact with soil or water in the environment and utilizes a closed delivery system designed to prevent exposure to non-target species and the environment.
•	Humane — our solution neither results in rodent death nor causes physical suffering in rodents.

Proprietary Technology

Our intellectual property portfolio supporting ContraPest and other product candidates consists of nine international patent filings addressing the ContraPest compound, and another patent application directed to field use of the product. Any issued claims would have a patent term extending to 2033 or longer based on patent term determinations in each of the filing countries. We have filed a provisional patent covering our novel bait station device to effectively and efficiently deliver our rodent bait at individual bait sites that would, if issued, offer patent term protection through at least 2036. In addition, we utilize proprietary data and trade secrets to further protect our product candidates.

We have an exclusive patent license with the University of Arizona for background intellectual property that we plan to employ for future product development in the domestic animal fertility control market. The patent claims in the United States, Australia and New Zealand cover the use of the 4-vinylcyclohexene diepoxide to deplete ovarian follicles in individual mammals and mammal populations. The license agreement, signed in 2005, will terminate with the last to expire patent claims, which have a term extending to 2026.

Our Strategy

Our goal is to become a leader in fertility control technology designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with pest infestations and poor animal health. Key elements of our strategy are:

•	Obtain regulatory approval for our lead product candidate, ContraPest, throughout the U.S., and in Argentina, India, the EU and other parts of the world, and seek additional related regulatory approvals to support product evolution.

•	Continue to develop and establish third party relationships with manufacturing, marketing and distribution partners in the U.S. and internationally.
•	Educate our target markets on the long-term benefits our fertility control solution provides over lethal approaches.
•	Establish a secure supply of active ingredients, including triptolide, by cultivating a diverse base of traditional agricultural suppliers and developing bio-synthetic sources of triptolide.
•	Leverage our scientific research and core technologies to develop and commercialize a broad suite of products.

Our Third Party Relationships and Commercialization Plans

To date, we have entered into arrangements with the following manufacturing, marketing and distributions partners:

•	Neogen — Under our agreement with Neogen Corporation, a developer, manufacturer and marketer of a diverse line of products dedicated to food and animal safety, we granted to Neogen an exclusive license in North America to manufacture, distribute and sell commercial rodent control products, which include ContraPest, for the later of 10 years or the expiration of the patent for ContraPest (if issued).
•	NeoVenta — Pursuant to our agreement with NeoVenta Solutions, a sales and marketing company, we granted to NeoVenta an exclusive license for 10 years to represent us in the marketing, sales and distribution of ContraPest in India and certain surrounding Southeast Asian countries at such time, if any, that regulatory approval in these countries has been obtained.
•	Bioceres — Under our agency agreement with INMET, the research and development subsidiary of Bioceres, Inc., a leading agricultural biotechnology company in Argentina, we have authorized INMET, which specializes in bacterial fermentation solutions, to seek regulatory approval for and conduct pre-sales marketing of ContraPest in Argentina. We intend to create a joint venture entity with INMET, which we will control. At such time, if any that regulatory approval in Argentina is obtained, this joint venture will manage all sales and marketing of ContraPest in Argentina. We also have a services agreement with INMET to provide research and development services to develop an efficient production method for a bio-synthetic version of triptolide.

To date, we have not generated any revenue from product sales, but we currently expect to commercialize ContraPest and begin to generate revenue from the sale of products or through the payment of royalties by our strategic partners beginning in the fourth quarter of 2016. Specifically, we anticipate that sales of ContraPest will commence in North America in late 2016 through our distribution relationship with Neogen, and that we will begin receiving royalty payments from Neogen thereafter. Subject to obtaining necessary regulatory approvals, we also intend to market ContraPest in international jurisdictions, including India, Argentina and the EU, directly and through our existing and future strategic relationships. Target segments for ContraPest include government (e.g., subways, transit systems and public housing agencies); healthcare; agriculture (e.g., farms, storage facilities and protein production facilities (including cattle, sheep, pig and poultry facilities)); food production (e.g., factories, meat-packing facilities, dairy production plants and vegetable and fruit preparation facilities); and commercial (e.g., major restaurant chains, retail locations, casinos and hotels). Since EPA approval, we have received calls or emails of interest from the following types of potential customers: zoos, animal research facilities, waste and recycling centers, parks, transit agencies, natural resource managers, island conservation groups, botanical gardens, animal sanctuaries, children’s gardens, healthcare providers, property managers, and food production facilities. In addition, we intend to approach large pest management companies to pursue potential partnerships for the distribution and sale of ContraPest.

Regulatory Strategy

While the EPA has granted us exclusive-use status for ContraPest, this approval was granted on a restricted-use basis, including indoor and limited outdoor use, and is based on a liquid formation. We intend to diligently pursue additional related regulatory approvals from the EPA to support our product evolution, including seeking approval for full outdoor use, removal of the restricted-use status, alternative formulations and for additional species (utilizing approved active ingredients). In addition, we believe that the EPA will support us in facilitating regulatory reviews outside of the U.S., and we are exploring a relationship with the Danish Environmental Protection Agency to assist us with obtaining regulatory approvals in the EU. See “Business — Government Regulation and Product Approval” for additional information.

Other Potential Products

We have developed a pipeline of potential additional fertility control and animal health products, with diverse applications, as outlined in the following chart:

Product Candidate/Area	Development Status	Segment	Primary Target
ContraPest	Environmental Protection Agency (EPA) granted registration approval for ContraPest effective August 2, 2016; to commercialize following approval	Population management	Rodents
Plant-based fertility control	Pilot studies have been completed; additional testing required for the use of this product to manage pest populations in select sites such as schools and hospitals	Population management	Rodents
Feral animal fertility control	Pilot studies are in process to show efficacy of this product candidate; to complete larger pivotal studies and regulatory submission	Population management	Feral dogs and hogs
Non-surgical spay and neutering	Pilot studies completed show encouraging signs of efficacy; to complete additional studies and regulatory submission	Companion animal health	Companion dogs and cats
Boar taint	Additional scientific and field studies and regulatory submission required	Food production and safety	Boars
Animal cancer treatment	Proof of concept study to be performed to determine whether proprietary formulation may provide effective delivery of triptolide to dogs for cancer therapy	Companion animal health	Companion dogs

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant operating losses every quarter since our inception; specifically, for the year ended December 31, 2015, we reported a net loss of approximately $18.2 million, and for the six months ended June 30, 2016, we reported a net loss of approximately $4.5 million, and we anticipate that we will continue to incur significant operating losses in the future.
•	The report of our independent registered public accounting firm that accompanies our financial statements for the year ended December 31, 2015 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time.
•	We will require additional capital to fund our operations. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

•	Our future success is dependent on the regulatory approval and commercialization of ContraPest and any of our other product candidates.
•	Regulatory approval processes of the EPA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, and if we are ultimately unable to obtain sufficient regulatory approval for ContraPest or our other product candidates, our business may fail.
•	We do not currently have internal full-scale manufacturing capability and we must rely upon third parties to manufacture our products or develop our own full-scale manufacturing capability.
•	ContraPest and our other product candidates, if approved, may not achieve adequate market acceptance necessary for commercial success.
•	We have never marketed a product before, and if we are unable to establish an effective sales force and marketing and distribution infrastructures, or enter into and rely upon acceptable third party relationships, we may be unable to generate any revenue.
•	We depend on key personnel to operate our business. If we are unable to retain, attract, and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.
•	We are dependent on a key ingredient for ContraPest, triptolide, which has limited sources and must be in a very refined condition.
•	If we are unable to obtain or protect intellectual property rights, our competitive position could be harmed.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we have elected to comply with certain reduced disclosure and regulatory requirements for this prospectus and future filings, including only presenting two years of audited financial statements and related financial information, not having our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and not holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these reduced requirements until we are no longer an “emerging growth company.” Under Section 107(b) of the JOBS Act, “emerging growth companies” may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Corporate and Other Information

We were incorporated in Nevada in July 2004 and reincorporated in Delaware in November 2015. Our principal executive offices are located at 3140 N. Caden Court, Suite 1, Flagstaff, Arizona 86004, and our telephone number is (928) 779-4143. Our corporate website address is www.senestech.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Prior to the consummation of this offering, we intend to conduct a reverse stock split to reduce the aggregate number of outstanding shares of common stock from 41,090,203 shares on a pre-reverse split basis to a total of 8,218,041 shares on a post-reverse split basis. As a result of the reverse stock split, every five shares of our common stock, either issued or outstanding, immediately prior to the filing and effectiveness of our amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware, will automatically be combined and converted (without any further act) into one share of fully paid and nonassessable shares of common stock, with resultant fractional shares rounded to the nearest whole number of shares (and no consideration paid therefor). The reverse stock split will have the effect of reducing the percentage of common stock to be held by our existing stockholders on a post-offering basis from    % to    % (which assumes that the underwriters do not exercise their over-allotment option to purchase additional common stock from us). In addition, the reverse stock split will have the effect of increasing the percentage of common stock to be held by investors in this offering on a post-offering basis from    % to    % (assuming that the underwriters do not exercise their over-allotment option to purchase additional common stock).

The Offering

Common stock offered by us
Shares
Common stock to be outstanding immediately after this offering
Shares
Over-allotment option to purchase additional shares
We and the two selling stockholders, which include our chair of the board and chief executive officer, and our president and director, have granted the underwriters an over-allotment option to purchase up to an additional shares and shares, respectively.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us. We will not receive any proceeds from any sale of shares by the selling stockholders.
We intend to use the net proceeds of this offering as follows:
• $10.0 million to commercialize and launch our first product candidate, ContraPest, in the United States, and seeking regulatory approval, commercializing and launching ContraPest in other countries;
• $5.0 million for capital expenditures associated with manufacturing ContraPest;
• $5.0 million for research and development and other expenditures for the development of ContraPest and other product candidates;

•

A cash payment of approximately $161,000 to the holder of all of the shares of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, which amount will be determined at the time of conversion of such shares in connection with this offering; and

•

The remainder to fund working capital and general corporate purposes, which may include the development of other product candidates and bio-synthetic sources of one of the active ingredients in ContraPest, and acquisition or licensing of additional product candidates, technologies, complementary businesses or other assets.

Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.
Listing
We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “SNES”.

The number of shares of our common stock to be outstanding after this offering is based on 8,218,041 shares of common stock outstanding as of August 31, 2016 on a post-reverse split basis, which reflects and assumes the conversion of all outstanding shares of convertible preferred stock and excludes:

•	1,345,300 shares of common stock issuable upon the exercise of stock options outstanding as of August 31, 2016, at a weighted average exercise price of $0.82 per share, in each case, on a post-reverse split basis;
•	759,519 shares of common stock issuable upon the exercise of outstanding common stock warrants as of August 31, 2016, at a weighted-average exercise price of $9.69 per share, in each case, on a post-reverse split basis;
•	Shares issuable upon the exercise of warrants to be issued to the underwriters as compensation in connection with this offering; and
•	1,674,700 shares of common stock available for future issuance under our 2015 Equity Incentive Plan, or the 2015 Plan, as of August 31, 2016 on a post-reverse split basis.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	The conversion of all our outstanding convertible preferred stock into an aggregate of 883,609 shares of common stock (on a post-reverse split basis) in connection with the closing of this offering;
•	No exercise by the underwriters of the option to purchase up to an additional shares of our common stock;
•	Reflects a five for one reverse stock split of our common stock, to be effected prior to the consummation of this offering; and
•	The filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering.

Summary Financial Data

You should read this summary financial data below together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data included in this section are not intended to replace our financial statements and related notes.

The summary statements of operations data for the years ended December 31, 2014 and 2015 are derived from our audited financial statements appearing elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2015 and 2016 and the summary balance sheet data as of June 30, 2016 are derived from our unaudited condensed financial statements appearing elsewhere in this prospectus. In our opinion, the unaudited condensed financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
	(in thousands, except shares and per share data)
Statements of Operations Data:
Revenue:
License revenue	$116	$186	$93	$93
Other revenue	83	55	—	37
Total revenue	199	241	93	130
Operating expenses:
Research and development(1)	3,196	7,221	1,134	1,135
General and administrative(1)	2,700	8,665	1,276	3,327
Total operating expenses	5,896	15,886	2,410	4,462
Loss from operations	(5,697)	(15,645)	(2,317)	(4,332)
Interest expense	(342)	(418)	(300)	(43)
Interest expense, related parties	(290)	(437)	(48)	(34)
(Loss) gain on extinguishment of notes and convertible notes, related parties	(902)	569	—	—
Loss on extinguishment of NAU promissory note	—	(1,530)	—	—
Loss on extinguishment of other promissory notes	—	(34)	(231)	(112)
Other income (expense)	31	(678)	(48)	51
Total other income (expense)	(1,503)	(2,528)	(627)	(138)
Net loss and comprehensive loss	(7,200)	(18,173)	(2,944)	(4,470)
Accruing Series A convertible preferred stock dividends	—	17	—	60
Net loss attributable to common stockholders	$(7,200)	$(18,190)	$(2,944)	$(4,530)
Loss per share attributable to common stockholders, basic and diluted, on a post-reverse split basis(2)	$(2.11)	$(4.71)	$(0.81)	$(0.89)
Weighted average post-reverse split common shares outstanding, basic and diluted(2)	3,399,655	3,852,349	3,640,793	5,080,762

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
	(in thousands, except shares and per share data)
Pro forma data – (Unaudited)
Loss per share attributable to common stockholders, basic and diluted(2)		$		$
Weighted average common shares outstanding, basic and diluted(2)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
Research and development	$1,622	$4,931	$43	$174
General and administrative	888	6,331	196	1,299
Total stock-based compensation	$2,510	$11,262	$239	$1,473
(2)	See Note 2 to our audited financial statements and unaudited condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per common share, unaudited pro forma loss per common share, and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(Unaudited)
	(In thousands, except shares and per share data)
Balance Sheet Data:
Cash	3,316
Working capital	1,702
Total assets	4,511
Notes payable, related parties	46
Convertible notes payable, related parties	200
Debt, excluding notes and convertible notes, related parties	61
Total liabilities	1,906
Series A convertible preferred stock	4,380
Series B convertible preferred stock	3,748
Common stock	7
Additional paid-in capital	49,261
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77
Stock subscribed but not issued	19
Accumulated deficit	(54,887)
Total stockholders’ (deficit) equity	(5,523)

(1)	The unaudited pro forma balance sheet information assumes (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the initial public offering (“IPO”) as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock, including the receipt of net proceeds of $224,970 from 29,028 shares of Series B convertible preferred stock sold and issued in April 2016 on a post-reverse split basis, into 483,609 shares of our common stock on a post-reverse split basis upon the closing of the IPO.
(2)	The pro forma as adjusted balance sheet amounts reflect the pro forma adjustments set forth in note (1) above as well as (i) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) a cash payment by us in the amount of approximately $161,000 to the holder of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, the exact amount of which will be determined at the time of conversion of such shares in connection with this offering.

RISK FACTORS

Investing in our common stock involves a number of risks. You should not invest unless you are able to bear the complete loss of your investment. In addition to the risks and investment considerations discussed elsewhere in this prospectus, the following factors should be carefully considered by anyone purchasing the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant operating losses every quarter since our inception and anticipate that we will continue to incur significant operating losses in the future.

Investment in product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, or become commercially viable. To date, we have financed our operations primarily through research grants as well as through the sale of equity securities and debt financings. Until August 2, 2016, we did not have any products approved by a regulatory authority for marketing or commercial sale, and we have not generated any revenue from product sales to date. We continue to incur significant research, development, and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in every reporting period since our inception. For the year ended December 31, 2015, we reported a net loss of $18.2 million, and $4.5 million for the six months ended June 30, 2016. As of June 30, 2016, we had an accumulated deficit since inception of $54.9 million.

Since inception, we have dedicated a majority of our resources to the discovery and development of our proprietary product candidates. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The size of our losses will depend, in part, on the rate of future expenditures and our ability to generate revenues. In particular, we expect to incur substantial and increased expenses as we:

•	Continue the research and development of ContraPest and our other product candidates, including engaging in any necessary field studies;
•	Seek regulatory approvals for ContraPest in various jurisdictions and for our other product candidates;
•	Scale up manufacturing processes and quantities to prepare for the commercialization of ContraPest and any other product candidates for which we receive regulatory approval;
•	Establish an infrastructure for the sales, marketing and distribution of ContraPest and any other product candidates for which we may receive regulatory approval;
•	Attempt to achieve market acceptance for our products, if any;
•	Expand our research and development activities and advance the discovery and development programs for other product candidates;
•	Maintain, expand and protect our intellectual property portfolio; and
•	Add operational, financial and management information systems and personnel, including personnel to support our clinical development and commercialization efforts and operations as a public company.

We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our financial condition. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. If ContraPest or any other product candidate does not gain sufficient regulatory approval, or if approved, fails to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We will require additional capital to fund our operations. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Developing product candidates, including conducting experiments and field studies, obtaining and maintaining regulatory approval and commercializing any products later approved for sale, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we advance our commercialization activities.

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $     million, or $    million if the underwriters exercise in full their option to purchase additional shares from us, assuming an initial public offering price of $    , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Based upon our current operating plan, we expect that the net proceeds from this offering, together with our cash and cash equivalents of approximately $3.2 million as of June 30, 2016, will be sufficient to fund our current operations for at least the next 12 months. However, we plan to substantially expand our operations, and as a result of many factors, some of which may be currently unknown to us, our expenses may be higher than expected.

Securing additional financing may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates, including ContraPest. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	Significantly delay, scale back or discontinue the development or commercialization of our product candidates, including ContraPest;
•	Seek strategic partners for the manufacturing, sales and distribution of ContraPest or any of our other product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; and
•	Relinquish, or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

The occurrence of any of the events described above would have a material adverse effect on our business, operating results and prospects and on our ability to develop our product candidates.

If we are unable to continue as a going concern, our securities will have little or no value.

Although our audited financial statements for the year ended December 31, 2015 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the year ended December 31, 2015 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, as noted above, we have incurred operating losses since our inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. These prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, as noted above, continued operations and our ability to continue as a going concern are dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Although we have raised additional capital since December 31, 2015 through private offerings of our equity securities, if we are unable to generate additional funds in the future through financings, sales of our products, licensing fees, royalty payments, or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a going concern, our stockholders would likely lose most or all of their investment in us.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs primarily through the sale of equity securities, debt financings, credit facilities and government and foundation grants. We may also seek to raise capital through third-party collaborations, strategic alliances and similar arrangements. We currently do not have any committed external source of funds. Raising funds in the future may present additional challenges and future financing may not be available in sufficient amounts or on terms acceptable to us, if at all. The terms of any financing arrangements we enter into may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible debt securities would dilute all of our stockholders. The incurrence of indebtedness through credit facilities would result in increased fixed payment obligations and, potentially, the imposition of restrictive covenants. Those covenants may include limitations on our ability to incur additional debt, making capital expenditures or declaring dividends, and may impose limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances, or licensing arrangements or other marketing or distribution arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts, or grant others rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Relating to the Development and Regulatory Approval of Our Product Candidates

Our future success is dependent on the regulatory approval and commercialization of ContraPest and any of our other product candidates.

The EPA granted registration approval for ContraPest effective August 2, 2016, but we must still obtain applicable state approval and will also seek regulatory approval in other jurisdictions. As a result, our near-term prospects, including our ability to finance our operations and generate revenue, are substantially dependent on our ability to obtain sufficient regulatory approval for ContraPest, and, if approved, to successfully commercialize ContraPest. We cannot commercialize ContraPest or our other product candidates in the U.S. without first obtaining regulatory approval for each product and each use pattern from the EPA or, if applicable, the Food and Drug Administration, or FDA, and from any related applicable state authorities. Before obtaining regulatory approvals for the commercial sale of any ContraPest or our other product candidates for a target indication, the law requires that applicants demonstrate through laboratory and field studies and related data that the product candidate will perform its intended function without causing unreasonable adverse effects on the environment. The EPA or a comparable foreign regulatory authority may require more information, including additional data to support approval, that may delay or prevent approval.

Regulatory approval processes of the EPA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, and if we are ultimately unable to obtain regulatory approval for ContraPest or our other product candidates, our business may fail.

Although we obtained EPA approval for ContraPest in less than one year, the EPA review process for a product with one or more new active ingredients typically takes approximately two years to complete and approval is never guaranteed. Our other product candidates could fail to receive marketing approval from the EPA or, with respect to ContraPest or our other product candidates, from a comparable foreign regulatory authority for many reasons, including:

•	Disagreement over the design or implementation of our trials;
•	Failure to demonstrate a product candidate that is safe;
•	Failure to demonstrate a product candidate’s benefits outweigh its risks;

•	Disagreement over our interpretation of data;
•	Disagreement over whether to accept efficacy results from trials;
•	The insufficiency of data collected from trials of ContraPest or our other product candidates to obtain regulatory approval;
•	Irreparable or critical compliance issues relating to our manufacturing process; or
•	Changes in the approval policies or regulations that render our data insufficient for approval.

Any of these factors, some of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market ContraPest or any of our other product candidates. Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

Even following receipt of any regulatory approval for ContraPest and our other product candidates, we will continue to face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even following receipt of any regulatory approval for ContraPest or our product candidates, such products will be subject to ongoing requirements by the EPA and comparable state and foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping, and reporting of safety and other post-market information. The safety profile of any product will continue to be closely monitored by the EPA and comparable foreign regulatory authorities after approval. If the EPA or comparable foreign regulatory authorities become aware of new safety information after approval of ContraPest or any other product candidate, a number of potentially significant negative consequences could result, including:

•	We may be forced to suspend marketing of such product;
•	Regulatory authorities may withdraw their approvals of such product after certain procedural requirements have been met;
•	Regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such product;
•	The EPA or other regulatory bodies may issue safety alerts, press releases, or other communications containing warnings about such product;
•	The EPA may require the establishment or modification of restricted use or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our product and impose burdensome implementation requirements on us;
•	We may be required to change the way the product is administered or conduct additional trials;
•	We could be sued and held liable for harm caused;
•	We may be subject to litigation or product liability claims; and
•	Our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Moreover, existing government regulations may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of ContraPest or any other product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and/or be subject to fines or enhanced government oversight and reporting obligations, which would adversely affect our business, prospects, and ability to achieve or sustain profitability.

Even following receipt of any regulatory approval for ContraPest and our other product candidates, we will continue to be subject to regulation of our manufacturing processes and advertising practices.

Manufacturers of pest control products are subject to continual government oversight and periodic inspections by the EPA and other regulatory authorities. If we or a regulatory agency discover problems with a facility where the product is manufactured, a regulatory agency may impose restrictions on the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing until certain procedural requirements have been met. The occurrence of any such event or penalty could limit our ability to market ContraPest or any other product candidates and generate revenue.

In addition, the EPA strictly regulates the advertising and promotion of pest control products, and these pest control products may only be marketed or promoted for their EPA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the U.S. will be heavily scrutinized by the EPA, other applicable state regulatory agencies and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement actions, inquiries and investigations, and civil, criminal and/or administrative sanctions imposed by the EPA.

Failure to obtain regulatory approval in foreign jurisdictions would prevent ContraPest or any other product candidates from being marketed in those jurisdictions.

To market and sell our products globally, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain EPA approval. Obtaining foreign regulatory approvals and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties, and cost for us and could delay or prevent the introduction of our products in certain countries. Approval by the EPA does not ensure approval by regulatory authorities in other countries or jurisdictions, but EPA approval may influence decisions by the foreign regulatory authority. If we are unable to obtain approval of ContraPest or for any of our other product candidates by regulatory authorities in the world market, the commercial prospects of that product candidate may be significantly diminished and our business prospects could decline.

Risks Relating to Our Dependence on Third Parties

We do not currently have internal full-scale manufacturing capability and we must rely upon third parties to manufacture our products or develop our own full-scale manufacturing capability.

Our existing internal manufacturing platform is not yet ready for full-scale production, but is adequate for supporting field trials and to meet a surge in production. We would be required to spend significant time and resources to expand these manufacturing facilities to obtain full-scale production capabilities. We have entered into an agreement with Neogen to provide us with full-scale manufacturing capacities within the United States. We intend to develop our own full-scale manufacturing capabilities or enter into additional agreements with third parties to provide full-scale manufacturing capabilities outside the U.S. Our reliance on third parties for the manufacture of our products, investigational new products and, in the future, any approved products, creates a dependency that could severely disrupt our research and development, our product testing, and ultimately our sales and marketing efforts if the source of such supply proves to be unreliable or unavailable. If the contracted manufacturing source is unreliable or unavailable, or if we are unable to develop our own full-scale manufacturing capabilities, we may not be able to manufacture supplies of our products, and our entire business plan could fail. If we are able to commercialize our products in the future, there is no assurance that our manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards.

If a current or future strategic partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of our product candidates could be delayed or terminated.

We are currently party to various production, marketing and distribution arrangements, including strategic partnership agreements with Neogen, Bioceres and NeoVenta. Partnership agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If our partners do not devote sufficient time and resources to their strategic arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected.

Much of the potential revenue from our strategic partnerships consists of contingent payments, such as payments for achieving regulatory milestones or royalties payable on sales of our products. The milestone and royalty revenue that we may receive under these partnerships will depend upon our partners’ ability and willingness to successfully develop, introduce, market and sell ContraPest and any other product candidates for which we receive regulatory approval. Our partners may fail to develop or effectively commercialize products using our products or technologies because they:

•	Decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite expertise, limited cash resources or specialized equipment limitations, or the belief that other development programs may have a higher likelihood of obtaining marketing approval or may potentially generate a greater return on investment;
•	Decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others, including our competitors, to treat the same problems targeted by our own products;
•	Do not have sufficient resources necessary to carry the product candidate through development, marketing approval and commercialization; or
•	Cannot obtain the necessary regulatory approvals.

Competition for our products and market forces in general may negatively impact any of our partners’ focus on and commitment to our relationship and, as a result, could delay or otherwise negatively affect the commercialization of our products, which would have a material adverse effect on our operating results and financial condition.

We face a number of challenges in seeking future strategic partnerships. Strategic partnerships are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a future partnership will depend, among other things, upon our assessment of the potential partner’s resources and expertise, the terms and conditions of the proposed partnership, and the proposed partnership’s evaluation of a number of factors, such as the design or results of our field studies, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to customers, the potential of competing products, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we determine that additional partnerships for our product candidates are necessary and are unable to enter into such partnerships on acceptable terms, we might elect to delay or scale back the development or commercialization of our product candidates in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

Risks Relating to Commercialization of Our Product Candidates

ContraPest and our other product candidates, if approved, may not achieve adequate market acceptance necessary for commercial success.

Even following receipt of any regulatory approval for ContraPest or any of our other product candidates, such product(s) may not gain market acceptance. Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:

•	The efficacy and safety of such product candidates as demonstrated in trials;
•	The uses, indications or limitations for which the product candidate is approved;
•	Acceptance of the product candidate as a safe and effective alternative;
•	The potential and perceived advantages of product candidates over alternative products;
•	Product labeling or product insert requirements of the EPA or other regulatory authorities;

•	The timing of market introduction of our products as well as future competitive products;
•	Relative convenience and ease of use;
•	The effectiveness of our sales and marketing efforts and those of our collaborators; and
•	Unfavorable publicity relating to the product.

If any of our product candidates are approved but fail to achieve market acceptance, we will not be able to generate significant revenues, which would compromise our ability to become profitable. Furthermore, the commercial success of ContraPest will depend on a number of factors, including the following:

•	The development of a commercial organization or establishment of a commercial partnership with a commercial infrastructure;
•	Establishment of a commercially viable pricing;
•	Our ability to manufacture quantities of ContraPest using commercially acceptable processes and at a scale sufficient to meet anticipated demand and enable us to reduce our cost of manufacturing;
•	Our success in educating end users about the benefits, administration, and use of ContraPest;
•	The effectiveness of our own or our potential strategic partners’ marketing, sales and distribution strategy, and operations; and
•	A continued acceptable safety profile of ContraPest following approval.

Many of these factors are beyond our control. If we are unable to successfully commercialize ContraPest, we may not be able to earn sufficient revenues to continue our business.

We have never marketed a product before, and if we are unable to establish an effective sales force and marketing and distribution infrastructures, or enter into and rely upon acceptable third party relationships, we may be unable to generate any revenue.

We do not currently have an infrastructure for the sales, marketing, and distribution of our products and the cost of establishing and maintaining such an infrastructure may exceed the cost-effectiveness of doing so. In order to market ContraPest and any other products that may be approved by the EPA and comparable foreign regulatory authorities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for which we would incur substantial costs. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, we may be unable to compete successfully against more established companies.

Risks Relating to Our Business Operations and Industry

We will need to expand our operations and grow the size of our organization, and we may experience difficulties in managing this growth.

As of August 31, 2016, we had 22 full-time and four part-time employees. As our development and commercialization plans and strategies develop, or as a result of any as yet unforeseen acquisitions, we will need additional managerial, operational, sales, marketing, scientific, financial headcount, and other resources. Our management, personnel, and systems currently in place may not be adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	Managing our trials effectively, which we anticipate being conducted at numerous field study sites;
•	Identifying, recruiting, maintaining, motivating and integrating additional employees with the expertise and experience we will require;
•	Managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;
•	Managing additional relationships with various strategic partners, suppliers, and other third parties;

•	Improving our managerial, development, operational, marketing, production, and finance reporting systems and procedures; and
•	Expanding our facilities.

Our failure to accomplish any of these tasks could prevent us from successfully growing our business.

We depend on key personnel to operate our business. If we are unable to retain, attract, and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the contributions of our significant employees, as well as our ability to attract and retain highly skilled and experienced sales, research and development, and other personnel in the U.S. and abroad. All of our employees, including our co-founders (one of which is also our chief executive officer), are free to terminate their employment relationship with us at any time, subject to any applicable notice requirements, and their knowledge of our business and industry would be difficult to replace. If one or more of our co-founders, executive officers or significant employees terminates his or her employment or becomes disabled or experiences long-term illness, we may not be able to replace their expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our research, development and business objectives. Qualified individuals with the breadth of skills and experience in our industry that we require are in high demand, and we may incur significant costs to attract them. Many of the other companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Additionally, our facilities are located in Arizona, which may make attracting and retaining qualified scientific and technical personnel from outside of Arizona difficult. Our failure to attract or retain key personnel could impede the achievement of our research, development, and commercialization objectives.

We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses and develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2015. As defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we had the following material weaknesses in our internal control over financial reporting: (i) a system of internal controls (including policies and procedures) has neither been designed nor implemented; (ii) a formal, internal accounting system has not been implemented to ensure accurate accounting for stock-based compensation, payroll accruals, trade payables, deferred revenue, proper cutoff of revenue and accounts receivable, debt discounts on convertible notes payable and related amortization, fixed asset depreciation, and gain/loss on debt settlement; and (iii) segregation of duties in the handling of cash, cash receipt and cash disbursement is not formalized.

As noted above, we have not yet designed or implemented effective internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementations could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act or any subsequent testing by our independent registered public accounting firm may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may be subject to legal proceedings in the ordinary course of our business that could result in significant harm to our business, financial condition and operating results.

We could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including actions arising from tort, contract or other claims. Litigation is expensive, time consuming, and could divert management’s attention away from running our business. The outcome of litigation or other proceedings is subject to significant uncertainty, and it is possible that an adverse resolution of one or more such proceedings could result in reputational harm and/or significant monetary damages, injunctive relief or settlement costs that could adversely affect our results of operations or financial condition as well as our ability to conduct our business as it is presently being conducted. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not be available on terms acceptable to us. In addition, regardless of merit or outcome, claims brought against us that are uninsured or underinsured could result in unanticipated costs, which could harm our business, financial condition and operating results and reduce the trading price of our stock.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the use of ContraPest and any of our other products. If we cannot successfully defend ourselves against claims from our product users, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	Decreased demand for any product that we may develop;
•	Termination of field studies or other research and development efforts;
•	Injury to our reputation and significant negative media attention;
•	Significant costs to defend the related litigation;
•	Substantial monetary awards to plaintiffs;
•	Loss of revenue;
•	Diversion of management and scientific resources from our business operations; and
•	The inability to commercialize our product candidates.

We may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects, including, without limitation, any potential adverse effects of our products on humans or other species. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Business disruptions, including supply-chain disruptions, could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to a variety of potential business disruptions, including power shortages, telecommunications failures, water shortages, floods, fires, earthquakes, extreme weather conditions, medical epidemics and other natural or man-made disasters or other interruptions, for which we are predominantly self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Moreover, we rely on various third parties to supply various ingredients and other items which are critical for producing our product candidates. Our ability to produce our product candidates would be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on our operations from any business interruption impacting us or any of our significant suppliers is unknown, but our operations and financial condition would likely suffer adverse consequences. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition, and cash flows from future prospects.

We are dependent on a key ingredient for ContraPest, triptolide, which has limited sources and must be in a very refined condition.

If we are unable to develop additional sources of triptolide, which is one of the key ingredients for ContraPest, the long term ability to produce ContraPest at a cost effective price could be in jeopardy; the limited sources could restrict our production if supplies were reduced; another use of the ingredient could cause the price to increase beyond our ability to market at a competitive price; and increased demand for the ingredient could cause the quality of the refined ingredient to be less than needed for our production.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the U.S. and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	Differing regulatory requirements in foreign countries;
•	Unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	Economic weakness, including inflation or political instability in particular foreign economies and markets;
•	Compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	Foreign taxes, including withholding of payroll taxes;
•	Foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	Difficulties staffing and managing foreign operations;
•	Workforce uncertainty in countries where labor unrest is more common than in the United States;
•	Potential liability under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, or comparable foreign regulations;
•	Challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
•	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	Business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We are subject to anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, which is the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we commercialize our product candidates and eventually commence international sales and business, we may engage with collaborators and third-party intermediaries to sell our products abroad and to obtain necessary permits, licenses and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Protecting Our Intellectual Property

If we are unable to obtain or protect intellectual property rights, our competitive position could be harmed.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing, and other agreements with employees and third parties, all of which offer only limited protection. Our commercial success will depend in part on our ability to obtain and maintain intellectual property protection in the United States and other countries with respect to our proprietary technology and products. Where we deem appropriate, we seek to protect our proprietary position by filing patent applications in the U.S. and abroad related to our novel technologies and products that are important to our business. Patent positions of companies generally are highly uncertain, involve complex legal and factual questions and have, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain.

The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the U.S. The rights already granted under any of our currently issued patents and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain protection for our technology and products, or if the scope of the protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

With respect to patent rights, we do not know whether any of our pending patent applications for any of our technologies or products will result in the issuance of patents that protect such technologies or products, or if our licensed patent will effectively prevent others from commercializing competitive technologies and products. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents, or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our patented technology, trademarks, and other intellectual property rights, is expensive, difficult, and in some cases, may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

Intellectual property rights do not necessarily address all potential threats to any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are the same as or similar to our future products but that are not covered by the claims of the patents that we own or have exclusively licensed;
•	We or any of our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions;
•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our intellectual property rights;
•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•	Our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•	We may not develop additional proprietary technologies that are patentable; and
•	The patents of others may have an adverse effect on our business.

Our technology may be found to infringe third-party intellectual property rights.

Third parties may in the future assert claims or initiate litigation related to their patent, copyright, trademark and other intellectual property rights in technology that is important to us. The asserted claims and/or litigation could include claims against us, our licensors, or our suppliers alleging infringement of intellectual property rights with respect to our product candidates or components of those products. Regardless of the merit of the claims, they could be time consuming, resulting in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into license agreements. We cannot assure you that licenses will be available on acceptable terms, if at all. Furthermore, because of the potential for significant damage awards, which are not necessarily predicable, it is not unusual to find even arguably unmeritorious claims resulting in large settlements. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially adversely affected.

If our product candidates, methods, processes, and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	Obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	Redesign our product candidates or processes to avoid infringement;
•	Stop using the subject matter claimed in the patents held by others;
•	Pay damages; or
•	Defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of a third party to manufacture or otherwise commercialize our own technology or products, in which case we would be required to obtain a license from such third party. Licensing such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

Risks Related to This Offering and Owning Shares of Our Common Stock

Purchasers in the offering will suffer immediate dilution.

If you purchase common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. Assuming an initial public offering price of        per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of approximately $       per share. Based upon the pro forma net tangible book value of our common stock at June 30, 2016, your shares may be worth less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution will occur. As of August 31, 2016, options to purchase 1,345,300 shares of common stock at a weighted-average exercise price of $0.80 per share (in each case, on a post-reverse split basis) were outstanding, and warrants to purchase 759,519 shares of common stock at a weighted-average exercise price of $9.69 per share were outstanding (in each case, on a post-reverse split basis). Furthermore, if the underwriters exercise the warrants to be issued to them as compensation in connection with this offering or if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

Our stock could be subject to wide fluctuation in response to many risk factors listed in this section, and others beyond our control, including:

•	Results and timing of our submissions with the EPA and other comparable regulatory authorities;
•	Failure or discontinuation of any of our development programs;
•	Regulatory developments or enforcements in the U.S. and non-U.S. countries with respect to our products or our competitors’ products;
•	Failure to achieve pricing acceptable to the market;
•	Regulatory actions with respect to our products or our competitors’ products;
•	Actual or anticipated fluctuations in our financial condition and operating results;
•	Competition from existing products or new products that may emerge;
•	Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
•	Issuance of new or updated research or reports by securities analysts;
•	Fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	Share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	Additions or departures of key management or scientific personnel;
•	Disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	Entry by us into any material litigation or other proceedings;
•	Announcement or expectation of additional financing efforts;
•	Sales of our common stock by us, our insiders, or our other stockholders;
•	Market conditions for stocks in general; and
•	General economic and market conditions unrelated to our performance.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

There was no public market for our common stock prior to this offering, and an active market in the shares may not develop in which investors can resell our common stock.

Prior to this offering, there was no public market for our common stock. We cannot predict the extent to which an active market for our common stock will develop or be sustained after this offering, or how the development of such a market might affect the market price for our common stock. The initial public offering price of our common stock in this offering was agreed between us and the underwriter based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our common stock will trade following completion of the offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to allocate the net proceeds that we will receive from this offering as described below in the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in the “Use of Proceeds” if we believe it would be in our best interests to do so. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute stockholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the closing of this offering, we will have      common shares outstanding. This includes the common shares sold in this offering, which may be resold

in the public market immediately without restriction, unless purchased by our affiliates. Approximately    % of the common shares outstanding after this offering is expected to be held by existing stockholders. Each of our directors and executive officers, the selling stockholders and substantially all of our other security holders will be subject to the lock-up agreements described in the “Shares Available for Future Sale” section of this prospectus. If, after the end of such lock-up agreements, these stockholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our common share price to decline.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors and adversely affect the market price of our common stock or make it more difficult to raise capital as and when we need it.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements. We currently intend to take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act, so long as we qualify as an “emerging growth company.” For example, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would have otherwise been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate us.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. See “Prospectus Summary-Implications of Being an Emerging Growth Company.”

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our business, results of operations, financial condition and cash flows, and future prospects may be materially and adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	The likelihood of regulatory approvals for our product candidates;
•	The potential market opportunities for commercializing our product candidates;
•	The anticipated results and effects of our product candidates;
•	Our expectations regarding the potential market size for our products candidates, if approved for commercial use;
•	Estimates of our expenses, capital requirements and need for additional financing;
•	Our ability to enter into strategic partnership agreements and to achieve the expected results from such arrangements;
•	The initiation, timing, progress and results of future laboratory and field studies and our research and development programs;
•	Our ability to manufacture our product candidates in a commercially efficient manner;
•	The scope of protection we are able to obtain and maintain for our intellectual property rights covering our product candidates;
•	Our use of proceeds from this offering;
•	Our financial performance;
•	Developments and projections relating to our competitors and our industry; and
•	Our ability to sell our products at commercially reasonable values.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $     million (or $     million if the underwriters exercise in full their option to purchase additional shares from us), based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $     million.

We intend to use the net proceeds of this offering as follows:

•	$10.0 million to commercialize and launch our first product candidate, ContraPest, in the United States, and seeking regulatory approval, commercializing and launching ContraPest in other countries;
•	$5.0 million for capital expenditures associated with manufacturing ContraPest;
•	$5.0 million for research and development and other expenditures for the development of ContraPest and other product candidates;
•	A cash payment of approximately $161,000 to the holder of all of the shares of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, which amount will be determined at the time of conversion of such shares in connection with this offering; and
•	The remainder to fund working capital and general corporate purposes, which may include the development of other product candidates and bio-synthetic sources of one of the active ingredients in ContraPest, and acquisition or licensing of additional product candidates, technologies, complementary businesses or other assets.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our product development efforts and market acceptance of our products. As a result, our management will have broad discretion in applying the net proceeds from this offering. Pending the use of proceeds described above, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

We believe that the net proceeds from this offering, together with our existing cash resources, will be sufficient to enable us to fund our operations for at least 12 months following the completion of this offering, including funding the commercial launch of our first product candidate, ContraPest. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

To the extent the underwriters exercise their over-allotment option to purchase shares from us and from the two selling stockholders, we will not receive any proceeds from any sale of shares by the selling stockholders. The selling stockholders include Loretta P. Mayer, Ph.D., our chair of the board and chief executive officer, and Cheryl A. Dyer, Ph.D., our president and a director.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2016, as follows:

•	On an actual basis.
•	On a pro forma basis to assume (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the IPO as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock, including the receipt of net proceeds of $224,970 from 29,028 shares of Series B convertible preferred stock sold and issued in April 2016 into 483,609 shares of our common stock upon the closing of the IPO, in each case, on a post-reverse split basis.
•	On a pro forma as adjusted basis to additionally reflect (i) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) a cash payment by us in the amount of approximately $161,000 to the holder of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, the exact amount of which will be determined at the time of conversion of such shares in connection with this offering.

You should read this information together with our financial statements and related notes, “Summary Financial Data, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information, all included elsewhere in this prospectus.

	As of June 30, 2016
	(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted
	(In thousands, except shares and per share data)
Long-term debt (including current portion):
Notes payable, related parties	46
Convertible notes payable, related parties	200
Long-term debt	61
	307
Series A Convertible Preferred Stock, $0.001 par value; 2,000,000 shares authorized, actual; 400,000 post-reverse split shares issued and outstanding, actual; liquidation preference of $2,074 at June 30, 2016; none issued and outstanding, for pro forma and pro forma, as adjusted	4,380
Series B Convertible Preferred Stock, $0.001 par value; 7,515,000 post-reverse split shares authorized, actual; 483,609 post-reverse split shares issued and outstanding, actual; none issued and outstanding, for pro forma and pro forma, as adjusted	3,748
Stockholders' Equity (Deficit)(1)
Common Stock, $0.001 par value, 100,000,000 shares authorized, actual; 6,994,320 post-reverse split shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	7
Additional paid-in capital	49,269
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77
Stock subscribed but not issued	11
Retained earnings (accumulated deficit)	(54,887)
Total stockholders' (deficit) equity	(5,523)
Total capitalization	$2,912

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $ million assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock in the table above excludes:

•	1,345,300 shares of common stock issuable upon the exercise of stock options outstanding as of August 31, 2016, at a weighted average exercise price of $0.82 per share, in each case, on a post-reverse split basis;
•	759,519 shares of common stock issuable upon the exercise of outstanding common stock warrants as of August 31, 2016, at a weighted-average exercise price of $9.58 per share, in each case, on a post-reverse split basis;
•	Shares issuable upon the exercise of warrants to be issued to the underwriters as compensation in connection with this offering; and
•	1,674,700 shares of common stock available for future issuance under our 2015 Plan as of August 31, 2016 on a post-reverse split basis.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2016 was approximately $(5.5) million, or $(1.09) per share of common stock on a post-reverse split basis. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and less our Series A convertible preferred stock and Series B convertible preferred stock, which are not included within stockholders’ deficit. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of June 30, 2016.

Our pro forma net tangible book value as of June 30, 2016 was $    million, or $    per share of common stock. Pro forma net tangible book value gives effect to (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the IPO as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock, including the receipt of net proceeds of $224,970 from 29,028 shares of Series B convertible preferred stock on a post-reverse split basis, sold and issued in April 2016 into 483,609 shares of our common stock on a post-reverse split basis upon the closing of the IPO. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of pro forma shares of common stock outstanding as of June 30, 2016 that gives effect to the common stock issued on the conversion of the Series A convertible preferred stock and Series B convertible preferred stock and the common stock issued in the Rights Offering, as described herein.

Pro forma as adjusted net tangible book value as of June 30, 2016 is our pro forma net tangible book value, plus the effect of (i) the sale of     shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) a cash payment by us in the amount of approximately $161,000 to the holder of our Series A convertible preferred stock for their agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of their shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, the exact amount of which will be determined at the time of conversion of such shares in connection with this offering. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to our existing stockholders, and an immediate dilution of $    per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of June 30, 2016		$(1.09)
Pro forma increase in net tangible book value per share attributable to the pro forma transactions described in the above paragraph
Pro forma net tangible book value per share, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share, after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $    per share and the dilution to new investors $    per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of

1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $    per share and the dilution to new investors by $    per share assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock from us, the pro forma net tangible book value per share, as adjusted to give effect to the offering, would be $    per share, and the dilution in pro forma net tangible book value per share to new investors participating in this offering would be $    per share.

The following table presents, on a pro forma as adjusted basis as of June 30, 2016, the differences between the number of common shares purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing shareholders and the new investors purchasing common stock in this offering at an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Totals		100.0%	$	100.0%	$

If the underwriters exercise in full their option to purchase additional shares of our common stock from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. In this event, the total consideration paid by our existing stockholders would be approximately $    million, or     % and the total consideration paid by our new investors would be $     million, or     %.

The foregoing tables and calculations as of June 30, 2016 exclude the following potentially dilutive shares of common stock:

•	1,345,300 shares of common stock issuable upon the exercise of stock options outstanding as of August 31, 2016, at a weighted average exercise price of $0.82 per share, in each case, on a post-reverse split basis;
•	759,519 shares of common stock issuable upon the exercise of outstanding common stock warrants as of August 31, 2016, at a weighted-average exercise price of $9.58 per share, in each case, on a post-reverse split basis;
•	Shares issuable upon the exercise of warrants to be issued to the underwriters as compensation in connection with this offering; and
•	1,674,700 shares of common stock available for future issuance under our 2015 Plan as of August 31, 2016 on a post-reverse split basis.

To the extent that any outstanding common stock options and common stock warrants are exercised or there are additional issuances of common stock options, common stock warrants or shares of our common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

You should read this selected financial data below together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data included in this section are not intended to replace our financial statements and related notes.

The statements of operations data for the years ended December 31, 2014 and 2015 and balance sheet data as of December 31, 2014 and 2015 are derived from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2015 and 2016 and the balance sheet data as of June 30, 2016 are derived from our unaudited condensed financial statements appearing elsewhere in this prospectus. In our opinion, the unaudited condensed financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
	(in thousands, except shares and per share data)
Statements of Operations Data:
Revenue:
License revenue	$116	$186	$93	$93
Other revenue	83	55	—	37
Total revenue	199	241	93	130
Operating expenses:
Research and development(1)	3,196	7,221	1,134	1,135
General and administrative(1)	2,700	8,665	1,276	3,327
Total operating expenses	5,896	15,886	2,410	4,662
Loss from operations	(5,697)	(15,645)	(2,317)	(4,332)
Interest expense	(342)	(418)	(300)	(43)
Interest expense, related parties	(290)	(437)	(48)	(34)
(Loss) gain on extinguishment of notes and convertible notes, related parties	(902)	569	—	—
Loss on extinguishment of NAU promissory note	—	(1,530)	—	—
Loss on extinguishment of other promissory notes	—	(34)	(231)	(112)
Other income (expense)	31	(678)	(48)	51
Total other income (expense)	(1,503)	(2,528)	(627)	(138)
Net loss and comprehensive loss	$(7,200)	$(18,173)	$(2,944)	$(4,470)
Accruing Series A convertible preferred stock dividends	—	17	—	60
Net loss attributable to common stockholders	$(7,200)	$(18,190)	$(2,944)	$(4,530)
Loss per share attributable to common stockholders, basic and diluted(2)	$(2.11)	$(4.71)	$(0.81)	$(0.89)
Weighted average common shares outstanding, basic and diluted(2)	3,399,655	3,852,349	3,640,793	5,080,762

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
	(in thousands, except shares and per share data)
Pro forma data – (Unaudited)
Loss per share attributable to common stockholders, basic and diluted(2)		$		$
Weighted average common shares outstanding, basic and diluted(2)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
Research and development	$1,622	$4,931	$43	$174
General and administrative	888	6,331	196	1,299
Total stock-based compensation	$2,510	$11,262	$239	$1,473
(2)	See Note 2 to our audited financial statements and unaudited condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per common share, unaudited pro forma loss per common share, and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30,
	2014	2015	2016
			(Unaudited)
	(In thousands, except share and per share data)
Balance Sheet Data:
Cash	$821	$141	$3,316
Working capital	(3,905)	(2,022)	1,702
Total assets	1,529	941	4,511
Notes payable, related parties	345	496	46
Convertible notes payable, related parties	873	200	200
Debt, excluding notes and convertible notes, related parties	1,943	477	61
Total liabilities	7,253	4,787	1,906
Series A convertible preferred stock	—	4,380	4,380
Series B convertible preferred stock	—	3,096	3,748
Common stock	4	4	7
Additional paid-in capital	26,267	39,000	49,261
Accumulated other comprehensive income, Series A convertible preferred stock dividend	—	17	77
Stock subscribed but not issued	158	14	19
Accumulated deficit	(32,167)	(50,357)	(54,887)
Total stockholders’ deficit	(5,724)	(11,322)	(5,523)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have developed and are seeking to commercialize globally a proprietary technology for managing animal pest populations through fertility control. We believe our innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Our approach is designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with rodent infestations. Our first fertility control product candidate, ContraPest, will be marketed for use in controlling rat populations. We are pursuing regulatory approvals for ContraPest in various jurisdictions, including the U.S., India, Argentina and the EU. We submitted ContraPest for registration with the EPA on August 23, 2015, and the EPA granted registration approval for ContraPest effective August 2, 2016. We believe ContraPest is the first fertility control product approved by the EPA for the management of rodent populations. However, before we can begin selling ContraPest in the U.S., we must obtain registration from the various state regulatory agencies. To date, we have received registration for ContraPest in ten states, with additional applications pending. Other business initiatives include expanding our technology to other species and applications, and developing bio-synthetic sources of triptolide, an active ingredient in ContraPest that also has pharmaceutical applications. These and other initiatives may produce a less expensive source of triptolide for our own use, and provide us with the potential opportunity to earn revenue from the sale of such product to our licensees and other potential consumers of triptolide.

Since our inception in 2004, we have devoted substantially all of our resources to organizing and staffing our company, conducting research and development activities for our product candidates, business planning, raising capital and acquiring and developing product and technology rights. Until August 2016, we did not have any products approved for sale, and we have not generated any revenue from product sales. We have funded our operations to date with proceeds from the sale of common stock and preferred stock, the issuance of convertible and other promissory notes and, to a lesser extent, payments received in connection with research grants and licensing fees. Through June 30, 2016, we had received net proceeds of $28.9 million from our sales of common stock, preferred stock and issuance of convertible and other promissory notes and an aggregate of $1.5 million from research grants and licensing fees. In December 2015, our outstanding convertible and certain other promissory notes and accrued interest thereon, aggregating $2.9 million, were exchanged for shares of Series B convertible preferred stock.

We have incurred significant operating losses every year since our inception. Our net loss was $7.2 million for the year ended December 31, 2014, $18.2 million for the year ended December 31, 2015, and $4.5 million for the six months ended June 30, 2016. As of June 30, 2016, we had an accumulated deficit of $54.9 million. We expect to continue to incur significant expenses and generate operating losses for at least the next 12 months.

We have historically utilized, and intend to continue to utilize, various forms of stock-based awards in order to hire, retain and motivate talented employees, consultants and directors and encourage them to devote their best efforts to our business and financial success. In addition, we believe that our ability to grant stock-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders.

As a result, a significant portion of our operating expenses includes stock-based compensation expense. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy. Specifically, our stock-based compensation expense for the year ended December 31, 2015 and the six months ended June 30, 2016 was $11.3 million and $1.5 million, respectively, which represented 70.9% and 33.0%, respectively, of our total operating expenses for those periods.

We intend to use the net proceeds of this offering as follows:

•	$10.0 million to commercialize and launch our first product candidate, ContraPest, in the United States, and seeking regulatory approval, commercializing and launching ContraPest in other countries;
•	$5.0 million for capital expenditures associated with manufacturing ContraPest;
•	$5.0 million for research and development and other expenditures for the development of ContraPest and other product candidates;
•	A cash payment of approximately $161,000 to the holder of all of the shares of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, which amount will be determined at the time of conversion of such shares in connection with this offering; and
•	The remainder to fund working capital and general corporate purposes, which may include the development of other product candidates and bio-synthetic sources of one of the active ingredients in ContraPest, and acquisition or licensing of additional product candidates, technologies, complementary businesses or other assets.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our product development efforts and market acceptance of our products. As a result, our management will have broad discretion in applying the net proceeds from this offering. Pending the use of proceeds described above, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

We believe that the net proceeds from this offering, together with our existing cash resources, will be sufficient to enable us to fund our operations for at least 12 months following the completion of this offering, including funding the commercial launch of our first product candidate, ContraPest. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Components of our Results of Operations

Revenue

To date, we have not generated any revenue from product sales, but we currently expect to generate revenue from the sale of products or royalties beginning in the fourth quarter of 2016. All of our revenue to date has been derived from payments received in connection with research grants and licensing fees received as a result of our execution of the license agreement with Neogen.

We recognized revenue of $83,000 and $55,000 for the years ended December 31, 2014 and 2015, respectively, and $37,000 for the six months ended June 30, 2016. In addition, under our license agreement with Neogen, we recognized revenue of $116,000 and $186,000 for the years ended December 31, 2014 and 2015, respectively, and $93,000 for the six months ended June 30, 2016. We anticipate minimal additional grant revenue under the NIH grants, but will continue to recognize $46,000 in revenue for each remaining quarter in 2016 under our license agreement with Neogen.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates, which include:

•	Employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;
•	Expenses incurred in connection with the development of our product candidates; and
•	Facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies.

We expense research and development costs as incurred.

At this time, we cannot reasonably estimate the costs for completing the development of ContraPest or the cost associated with the development of any of our other product candidates.

We plan to continue to hire employees to support our research and development efforts and anticipate that we will continue to utilize various forms of stock-based compensation awards in order to attract and retain employees for our research and development efforts. As a result, we anticipate that stock-based compensation expense will continue to represent a significant portion of our research and development expenses for the foreseeable future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses may increase in the future as we increase our headcount to support commercialization of any approved products and further development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

We plan to continue to hire employees to support our commercialization of any approved products and further development of our product candidates, and anticipate that we will continue to utilize various forms of stock-based compensation awards in order to attract and retain qualified employees. As a result, we anticipate that stock-based compensation expense will continue to represent a significant portion of our general and administrative expenses for the foreseeable future.

Other Income (Expense), Net

Interest Income.  Interest income consists primarily of interest income earned on cash and cash equivalents. Our interest income has not been significant due to nominal cash and investment balances and low interest earned on invested balances.

Interest Expense.  Interest expense consists of interest accrued on $2.9 million in convertible and other promissory notes we issued during 2014 and 2015 that were exchanged for Series B convertible preferred stock in December 2015.

Other Income (Expense), Net.  Other income (expense), net, consists primarily of net losses on extinguishment of convertible and non-convertible, secured and unsecured promissory notes.

Income Taxes

Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2015, we had federal and state net operating loss carryforwards of $28.0 million and $17.0 million, respectively, which begin to expire in 2021 and 2016, respectively, unless previously utilized.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 and 2016

The following table summarizes our results of operations for the six months ended June 30, 2015 and 2016:

	Six Months Ended June 30,
	2015	2016
	(in thousands)
Revenue	$93	$130
Operating expenses:
Research and development	1,134	1,135
General and administrative	1,276	3,327
Total operating expenses	2,410	4,462
Loss from operations	(2,317)	(4,332)
Interest income	—	—
Interest expense	(348)	(77)
Loss on extinguishment debt	(231)	(112)
Other income (expense), net	(48)	51
Net loss	$(2,944)	$(4,470)

Revenue

Revenue was $93,000 for the six months ended June 30, 2015 and $130,000 for the six months ended June 30, 2016. The increase of $37,000 was primarily a result of increased billings for services provided by us under the grant agreements, such as site evaluation, baiting and data collection and analysis.

Revenue earned under our license agreement with Neogen for the achievement of milestones and tasks under such license agreement was $93,000 for each of the six months ended June 30, 2015 and 2016.

Research and Development Expenses

	Six Months Ended June 30,		Increase (Decrease)
	2015	2016
	(in thousands)
Direct research and development expenses:
Unallocated expenses:
Personnel related (including stock-based compensation)	573	682	109
Facility related	98	106	8
Other	463	347	(116)
Total research and development expenses	$1,134	$1,135	$1

Research and development expenses were $1,134,000 for the six months ended June 30, 2015, compared to $1,135,000 for the six months ended June 30, 2016. Increases in personnel-related costs for the six months ended June 30, 2016 as compared to the same period in the prior year related primarily to additional stock-based compensation of $131,000 and increases in professional services, rent and utilities of $66,000, $5,000 and $3,000, respectively, offset by lower manufacturing costs of $204,000 due primarily to decreased costs associated with our bait-box design, supplies and other production costs. While we do not track research and development expenses on a project-by-project basis, the majority of our research and development efforts in 2015 and early 2016 were focused on pursuing regulatory approval of ContraPest. This effort included conducting and analyzing field studies and laboratory tests, and preparing the regulatory filing for ContraPest, which was completed in August 2015. To a lesser extent, we continue to investigate other applications of our core technology for other product candidates, which includes laboratory tests and academic collaborations. Finally, we also continue to develop our supply chain, particularly identifying and improving our sourcing of triptolide, a key active ingredient for our product candidates.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the six months ended June 30, 2015, compared to $3.3 million for the same period in 2016. The increase of $2.0 million in general and administrative expenses was due to an increase in personnel-related costs of $1.6 million including $452,000 in additional salary costs and $1.1 million in stock-based compensation, $406,000 in increased legal, accounting and audit-related fees including $300,000 relating to stock issued to a former chief executive officer in resolution of a dispute and $96,000 in additional year over year travel related expenses.

Interest Expense

We recorded $348,000 of interest expense for the six months ended June 30, 2015, compared to $77,000 for the same period in 2016. The decrease was the result of interest accrued during the six months ended June 30, 2015 on the principal amount of our convertible promissory notes issued during 2015, prior to the exchange of these convertible promissory notes and accrued interest thereon into shares of Series B convertible preferred stock in December 2015.

Comparison of the Years December 31, 2014 and 2015

The following table summarizes our results of operations for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014	2015
	(in thousands)
Revenue	$199	$241
Operating expenses:
Research and development	3,196	7,221
General and administrative	2,700	8,665
Total operating expenses	5,896	15,886
Loss from operations	(5,697)	(15,645)
Interest expense	(632)	(626)
Loss on extinguishment debt	(902)	(1,224)
Other income (expense), net	31	(678)
Net loss	$(7,200)	$(18,173)

Revenue

Revenue was $199,000 for the year ended December 31, 2014, compared to $241,000 for the year ended December 31, 2015.

We recognized revenue of $83,000 and $55,000 for the years ended December 31, 2014 and 2015, respectively, as a result of the services performed.

Under our license agreement with Neogen, we recognized revenue of $116,000 and $186,000 for the years ended December 31, 2014 and 2015, respectively. The increase in revenue from the licensing agreements was the result of the timing of our execution of such agreement and our related recognition of such revenue.

Research and Development Expenses

	Year Ended December 31,		Increase (Decrease)
	2014	2015
	(in thousands)
Direct research and development expenses:
Unallocated expenses:
Personnel related (including stock-based compensation)	$2,404	$5,965	$3,561
Facility related	157	190	33
Other	635	1,066	431
Total research and development expenses	$3,196	$7,221	$4,025

Research and development expenses were $3.2 million for the year ended December 31, 2014, compared to $7.2 million for the year ended December 31, 2015. The $4.0 million increase in research and development expenses was primarily due to an increase of $3.6 million in personnel-related costs. This increase in personnel-related costs resulted from additional stock-based compensation expense of $3.3 million and increased research and development salaries of $253,000 due to three headcount additions in 2015. Manufacturing costs increased from $91,000 for the year ended December 31, 2014 to $310,000 for the year ended December 31, 2015. This $219,000 increase was primarily associated with increased bait-box design and production costs during 2015. Further, facility-related and other general research and development expenses for activities not directly associated with our principal research and development programs increased by $229,000 during 2015 as a result of a $105,000 increase in depreciation expense for our laboratory equipment, a $64,000 increase in consulting expenses and a $60,000 increase in non-rent occupancy costs and supplies.

While we do not track research and development expenses on a project-by-project basis, the majority of our research and development efforts in 2015 were focused on pursuing regulatory approval of ContraPest. This effort included conducting and analyzing field studies and laboratory tests, and preparing the regulatory filing for ContraPest, which was completed in August 2015. To a lesser extent, we continue to investigate other applications of our core technology to other product candidates, which includes laboratory tests and academic collaborations. Finally, we also continue to develop our supply chain, particularly identifying and improving our sourcing of triptolide, a key active ingredient for our product candidates.

General and Administrative Expenses

General and administrative expenses were $2.7 million for the year ended December 31, 2014, compared to $8.6 million for the year ended December 31, 2015. The increase of $5.9 million in general and administrative expenses was due to an increase of $384,000 in legal, accounting and audit-related fees and an increase of $5.5 million in personnel-related costs, including $270,000 in additional salary costs and $5.2 million in stock-based compensation expense during 2015.

Interest Expense

We recorded $632,000 of interest expense for the year ended December 31, 2014, compared to $626,000 for the year ended December 31, 2015. Interest expense consists primarily of interest accrued on $2.9 million in convertible and other promissory notes we issued during 2014 and 2015 that were exchanged for Series B convertible preferred stock in December 2015.

Other Income (Expense), Net

We recorded $31,000 of other income, net for the year ended December 31, 2014, compared to $678,000 for the year ended December 31, 2015. The $709,000 net increase in other expense was primarily due to the expense related to the year-over-year fair market value adjustment of our convertible promissory notes.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from research grants and licensing fees received under our license agreement with Neogen. We have not yet commercialized any of our product candidates, which are in various phases of development. We have funded our operations to date primarily with proceeds from the sale of common stock and preferred stock, the issuance of convertible and other promissory notes and, to a lesser extent, payments received under research grants and pursuant to our license agreement with Neogen. Through June 30, 2016, we had received net proceeds of $28.9 million from our sales of common stock and preferred stock and issuance of convertible and other promissory notes, and an aggregate of $1.6 million from licensing fees.

In the course of our research and development activities, we have sustained operating losses since our inception and expect such losses to continue for the foreseeable future. Our ultimate success depends upon the outcome of a combination of factors, including our ability to: (i) engage in successful research and development efforts; (ii) obtain regulatory approval of ContraPest and our other product candidates; (iii) achieve market acceptance and commercialization of ContraPest and our other products; (iv) successfully market our products and establish an effective sales force and marketing infrastructure to generate significant revenue; (v) retain and attract key personnel to develop, operate and grow our business; and (vi) successfully obtain additional financing. As of June 30, 2016, we had an accumulated deficit of $54.9 million. We will require additional capital to finance our operations, and we plan to continue to fund our operating losses and research and development activities in the near term by issuing additional debt and equity instruments. However, if such equity or debt financing is not available at adequate levels, we will need to reevaluate our plans.

From time to time in 2014 and 2015, members of our management have provided financing to us in the form of promissory notes totaling $4.0 million, of which $200,000 remained outstanding as of June 30, 2016. In November 2015, we issued to NAU Ventures 400,000 shares of Series A convertible preferred stock (on a post-reverse split basis), valued at $4.4 million, and a warrant, valued at $330,000, in exchange for full cancellation of the outstanding principal and unpaid accrued interest on a promissory note, totaling $3.2 million. In December 2015, the principal amount under our convertible and other promissory notes and accrued interest (aggregating $2.9 million) were exchanged for shares of Series B convertible preferred stock. As of June 30, 2016, we had cash of $3.3 million.

As of August 31, 2016, we had cash of $1.8 million. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2016, without giving effect to any anticipated proceeds from this offering. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months following the completion of this offering. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance field studies of our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

In particular, we expect to incur substantial and increased expenses as we:

•	Continue the research and development of ContraPest and our other product candidates, including engaging in any necessary field studies;
•	Seek regulatory approvals for ContraPest and our other product candidates;
•	Scale up manufacturing processes and quantities to prepare for the commercialization of ContraPest and any other product candidates for which we receive regulatory approval;
•	Establish an infrastructure for the sales, marketing and distribution of ContraPest and any other product candidates for which we may receive regulatory approval;

•	Attempt to achieve market acceptance for our products, if any;
•	Expand our research and development activities and advance the discovery and development programs for other product candidates;
•	Maintain, expand and protect our intellectual property portfolio; and
•	Add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and operations as a public company.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Cash used in operating activities	$(2,527)	$(3,666)	$(1,991)	$(2,740)
Cash used in investing activities	(614)	(130)	(117)	(45)
Cash provided by financing activities	3,820	3,116	1,405	5,960
Net increase (decrease) in cash and cash equivalents	$679	$(680)	$(703)	$3,175

Operating Activities.

During the six months ended June 30, 2016, operating activities used $2.7 million of cash, primarily resulting from our net loss of $4.5 million, partially offset by non-cash charges of $2.0 million and by cash provided by changes in our operating assets and liabilities of $225,000. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we generated limited research grant and licensing revenue during the period. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2016 consisted primarily of a $93,000 decrease in deferred revenue related to our license agreement with Neogen and a $132,000 decrease in accrued expenses and accounts payable. The decrease in accrued expenses and accounts payable was due to increased payments as a result of the receipt of cash raised in financing activities.

During the six months ended June 30, 2015, operating activities used $2.0 million of cash, resulting from our net loss of $2.9 million partially offset by non-cash charges of $714,000 and by cash provided by changes in our operating assets and liabilities of $239,000. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we generated limited research grant and licensing revenue during the period. Net cash used by changes in our operating assets and liabilities during the six months ended June 30, 2015 consisted primarily of a $93,000 decrease in deferred revenue related to our license agreement with Neogen offset by a decrease in accounts receivable and prepaid expenses of $37,000 and a $295,000 increase in accounts payable and accrued expenses. The increase in accrued expenses was due primarily to the timing of payments under our research and development programs.

During the year ended December 31, 2015, operating activities used $3.7 million of cash, primarily resulting from our net loss of $18.2 million, partially offset by non-cash charges of $13.9 million and by cash provided by changes in our operating assets and liabilities of $646,000. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we generated limited research grant and licensing revenue during the year. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2015 consisted primarily of a $151,000 decrease in deferred revenue related to our license agreement with Neogen offset by a $779,000 increase in accounts payable and accrued expenses and a decrease of accounts receivable of $18,000. The increase in accounts payable and accrued expenses was due to increased spending associated with research and development programs as well as the timing of vendor invoicing and payments.

During the year ended December 31, 2014, operating activities used $2.5 million of cash, primarily resulting from our net loss of $7.2 million, partially offset by non-cash charges of $4.5 million and by cash provided by changes in our operating assets and liabilities of $182,000. Our net loss was primarily attributed to research and development activities and our general and administrative expenses, as we generated limited research grant and licensing revenue during the year. Net cash provided by changes in our operating assets and liabilities during the year ended December 31, 2014 consisted primarily of a $200,000 increase in accounts payable and accrued expenses offset by increases to our accounts receivable and prepaid assets of $64,000. The increase in accounts payable and accrued expenses was due primarily to an increase in spending associated with research and development programs as well as the timing of vendor invoicing and payments.

Investing Activities.

During the six months ended June 30, 2016 and June 30, 2015, we used $45,000 and $117,000, respectively, of cash in investing activities, in each case consisting of purchases of property and equipment.

During the year ended December 31, 2015 and December 31, 2014, we used $130,000 and $614,000, respectively, of cash in investing activities, in each case consisting of purchases of property and equipment.

Financing Activities.

During the six months ended June 30, 2016, net cash provided by financing activities was $6.0 million as a result of $6.2 million of proceeds from the issuance of shares of common stock in our rights offering discussed elsewhere in this document, $436,000 of proceeds received from our issuance of notes payable, $896,000 of proceeds received from the issuance of Series B convertible preferred stock, and $410,000 of proceeds received from the exercise of stock options, all of which were partially offset by payments of $1.4 related to the notes, payable, notes payable related party and convertible notes payable, $10,000 of capital lease repayments and $444,000 of deferred offering cost payments.

During the six months ended June 30, 2015, net cash provided by financing activities was $1.4 million, primarily as a result of $1.5 million of proceeds received from our issuance of related party convertible promissory notes and convertible notes, partially offset by $44,000 of repayments of convertible and non-convertible promissory notes and payments under our capital lease obligations.

During the year ended December 31, 2015, net cash provided by financing activities was $3.2 million as a result of $3.1 million of proceeds received from our issuance of related party convertible and other promissory notes, $155,000 of proceeds received from the issuance of Series B convertible preferred stock, and $56,000 of proceeds received from the exercise of stock options, all of which were partially offset by payments of $132,000 related to the issuance costs for the convertible promissory notes and $100,000 in repayments of notes payable balances.

During the year ended December 31, 2014, net cash provided by financing activities was $3.8 million as a result of $834,000 of proceeds received from our issuance of convertible promissory notes and $3.1 million of proceeds received from the issuance of common stock, all of which were partially offset by $119,000 in repayments of notes payable balances and payments under our capital lease obligations.

Recent Developments

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2015. See “Risk Factors — We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses and develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares. ” While we have not yet designed or implemented effective internal control over financial reporting, we expect to develop and implement on or before March 31, 2017 a plan to address the material weaknesses described in the above referenced Risk Factor, including a fully documented system of internal controls with specific policies and procedures surrounding accurate and timely financial reporting, effective segregation of duties, and the timely and accurate accounting for all transactions of our business that ensures the safeguarding of our assets.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”), Topic 605, Revenue Recognition. Accordingly, we recognize revenue from our licensing agreements and contracts to perform pilot studies when (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured.

We have generated revenue from a license agreement with a strategic partner pursuant to which we have granted to such partner an exclusive license in North America to manufacture, distribute and sell commercial control products based on our intellectual property, which includes ContraPest, for the later of 10 years or the expiration of the patent for ContraPest (if issued).

When we receive non-refundable, upfront license fee payments for the exclusive rights to licensing our intellectual property, management determines if such license has stand-alone value. Since management determined that the license to our intellectual property did not have stand-alone value, we recognize revenue attributable to that license on a straight-line basis over the estimated related performance period. Any changes in the estimated period of performance will be accounted for prospectively as a change in estimate.

Our licensing agreement also provides for a future fixed amount of contingent milestone payments and contingent sales-based royalties to be received upon the achievement of milestone events. We recognize revenue that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved and the milestone payments are due and collectible. A milestone is considered substantive when the consideration payable to us for such milestone has all of the following characteristics: (1) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved; (2) the event can only be achieved based in whole or part on either our performance or a specific outcome resulting from our performance; and (3) if achieved, the event would result in additional payments being due to us. In making this assessment in the future, we will consider all facts and circumstances relevant to the arrangement, including whether any portion of the milestone consideration is related to future performance or deliverables. In addition, we will account for sales-based royalties as revenue upon achievement of certain sales milestones.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures, in accordance with ASC Topic 718 — Stock Compensation (“ASC 718”). We estimate the grant date fair value of the awards, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the vesting period of the respective award. We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these stock options is measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The fair value of the stock options granted to non-employees is re-measured as the stock options vest and is recognized in the statements of operations and comprehensive loss during the period the related services are rendered.

We recorded stock-based compensation expense of approximately $2.5 million and $11.3 million for the years ended December 31, 2014 and 2015, respectively, and $1.5 for the six months ended June 30, 2016. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. If we had made different assumptions, our stock-based compensation expense, net loss and loss per share of common stock could have been significantly different. Our assumptions are as follows:

•	Fair value of our common stock. Because our stock was not publicly traded prior to this offering, we estimate the fair value of our common stock. See “— Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock” below. Upon the completion of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.
•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.
•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.
•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•	Expected forfeitures. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

As noted above, we are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option-pricing model. In the absence of an active market for our common stock, we utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common stock. In addition, we have conducted periodic assessments of the valuation of our preferred stock and our common stock. Specifically, we obtained a report assessing the fair value of the common stock underlying our Series B convertible preferred stock as of December 31, 2015. This valuation performed a Monte Carlo option model to determine the fair value of the underlying common stock. A Monte Carlo option model is used to calculate the value of an asset with multiple sources of uncertainty or with complicated features. Based on this iterative analysis, and given that the Series B convertible preferred stock was issued at a fair value of $7.75 per share on a post reverse-split basis, the fair value of the common stock was determined to be $7.575 per share on a post reverse-split basis as of December 31, 2015, which valuation was used by us for purposes of our stock-based compensation calculations during 2015. A fair value of our common stock of $15.00 per share on a post reverse-split basis as of December 31, 2014, which valuation was used by us for purposes of our stock-based compensation calculations during 2014, was based on prior sales of common stock during 2013 for $15.00 per share on a post reverse-split basis.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. If we had made different assumptions than those used, the amount of our stock-based compensation expense, net income and net income per share amounts could have been significantly different. Following the completion of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on the applicable grant date. The compensation cost that has been included in the statements of operations and comprehensive loss for all stock-based compensation arrangements is as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)		(in thousands)
General and administrative expenses	$888	$6,331	$196	$1,299
Research and development expense	1,622	4,931	43	174
Total stock-based compensation expense	$2,510	$11,262	$239	$1,473

Based on the initial public offering price of $     per share, the intrinsic value of stock options outstanding as of December 31, 2015 would be $     million, of which $     million and $     million would have been related to stock options that were vested and unvested, respectively, at that date.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures about the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date that defers the effective date of ASU 2014-09 for all public business entities by one year. As a result, this ASU is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are evaluating the impact of the adoption of ASU 2014-09 on our financial statements and related disclosures.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). This standard requires management to perform an evaluation in each interim and annual reporting period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year of the date the financial statements are issued. If such conditions or events exist, ASU 2014-14 also requires certain disclosures of management’s plans and evaluation, as well as the plans, if any, that are intended to mitigate those conditions or events that will alleviate the substantial doubt. ASU No. 2014-15 is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not been previously issued. We are evaluating the impact of the adoption of ASU No. 2014-15 on our financial statements and related disclosures.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments —  Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This standard affects the accounting for equity instruments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. ASU 2016-01 is effective in the first quarter of 2019. We are evaluating the impact of the adoption of ASU 2016-01 on our financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). This standard amends various aspects of existing accounting guidance for leases, including the recognition of a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This standard also introduces new disclosure requirements for leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early adoption is permitted and the new standard must be adopted using a modified retrospective approach, and provides for certain practical expedients. We are evaluating the impact of the adoption of ASU 2016-02 on our financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). This standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods for public business entities. The method of adoption is dependent on the specific aspect of accounting addressed in this new guidance. Early adoption is permitted in any interim or annual period. We are evaluating the impact of the adoption of ASU 2016-09 on our financial statements.

BUSINESS

Overview

We have developed and are seeking to commercialize globally a proprietary technology for managing animal pest populations through fertility control. We believe our innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Our approach is designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with rodent infestations. Our first fertility control product candidate, ContraPest, will be marketed for use in controlling rat populations. We are pursuing regulatory approvals for ContraPest in various jurisdictions, including the U.S., India, Argentina and the EU. We submitted ContraPest for registration with the EPA on August 23, 2015, and the EPA granted registration approval for ContraPest effective August 2, 2016. We believe ContraPest is the first fertility control product approved by the EPA for the management of rodent populations. However, before we can begin selling ContraPest in the U.S., we must obtain registration from the various state regulatory agencies. To date, we have received registration for ContraPest in ten states, with additional applications pending. Other business initiatives include expanding our technology to other species and applications, and developing bio-synthetic sources of triptolide, an active ingredient in ContraPest that also has pharmaceutical applications. These and other initiatives may produce a less expensive source of triptolide for our own use, and provide us with the potential opportunity to earn revenue from the sale of such product to our licensees and other potential consumers of triptolide.

Current Problem

Rodent populations cause significant harm by:

•	Decreasing the worldwide food supply. Rodents destroy crops through consumption and contamination, and the magazine Quality Assurance and Food Safety estimated that in 2014, 20% of stored food was lost due to rodent activity, which is enough to feed 200 million people. A study conducted in 2007 estimated that the cost of destruction to food supply by rats in the U.S. is $27 billion.
•	Damaging public infrastructure. Rodents cause significant damage to public infrastructure by gnawing on electrical wiring and insulation, fireproofing systems and electronic and computer equipment.
•	Transmitting disease. Rodents transmit disease and deadly pathogens to humans and other species, such as E. coli, salmonella, leptospirosis, infectious jaundice, Weil’s disease, plague, murine typhus and Hantavirus. Rats caught during an independent study in New York City were found to be carrying more than 20 pathogens that cause disease in humans.

Current efforts to control rodent populations include the use of lethal chemical agents, also referred to as rodenticides, the sale of which constituted a $900 million market worldwide in 2013. In the United States, there are currently 193 such products registered by the EPA. Unfortunately, rodenticides have a number of serious shortcomings, as outlined below.

Rodenticides are not a long-term solution

Rodenticides do not target the rapid reproductive rates in rodents. The initial decline in rodent populations exposed to rodenticides is typically followed by a “population rebound” as surviving rodents quickly reproduce and rodents from surrounding areas migrate into the affected area. Studies have indicated that rat population rebounds can occur in as little as four months, while many populations rebound within six to nine months of being exposed to rodenticides. Moreover, even when rodenticides kill all of the rats in a designated area, populations have been observed to recover within 24 months.

Rats are prolific breeders; even a single pair of rats can result in a rapidly rebounding population. For example, a single female rat typically has a litter of eight to nine pups or more every three weeks when food is plentiful. As a result, one pair of rodents can produce over 3.5 million progeny in three years, and four pairs of breeding adult rats and their progeny can produce up to 15 million rats in one year. In addition, rats are territorial and will protect their food source from immigrating rats. If a rat population is substantially decreased through poisoning by rodenticides, other rats will migrate to the unguarded food source and establish a new and expanding population.

Due to rebounding rodent populations exposed to rodenticides, property owners and pest management operators must continuously apply rodenticides in an effort to control these populations. This creates an ongoing cycle of rodenticide treatment, with the costs of rodenticides remaining constant. Moreover, rodenticides are often distributed indiscriminately, on a non-targeted basis, which likely decreases their effectiveness in controlling rat infestations. The following chart, which is based on data derived from our population models and current market pricing for rodenticides, demonstrates that the use of rodenticides does not sustainably reduce rat populations in the long term, while the cost of using rodenticides remains relatively constant over that same period.

Rodenticides are an ineffective delivery method for rodents

Due to their understanding of cause and effect, studies have shown that rodents will generally not consume food that they have seen adversely affect other rodents. When the adverse effects of rodenticides are displayed by other rodents, other rodents in the vicinity typically avoid the areas where the rodenticides were located.

Rodenticides are unsafe

Rodenticides contain lethal chemicals that can be toxic to humans and other animals. The EPA has observed that between 1993 and 2008, the American Association of Poison Control Centers logged between 12,000 and 15,000 reports of rat and mouse poison exposures each year in children under the age of six. These numbers and other concerns about pet and non-target wildlife exposures have spurred the EPA and similar authorities to renew its efforts to establish better protections for children and the environment. For example, the EPA and similar authorities in other jurisdictions have established stronger restrictions on the sale and use of ten active ingredients found in various registered rodenticide products. These restrictions prohibit the sale of “loose” rodenticide bait, such as pellets, powders, and liquids and require all such consumer-use baits be sold with protective bait stations. They also prohibited the use of second-generation anticoagulants, or SGARs, in any consumer-use product. In May 2014, the EPA and Reckitt Benckiser Group plc (a large manufacturer of rodenticides, including d-CON) reached an agreement to cancel 12 of their mouse and rat poisons that do not comply with the new EPA safety standards.

Rodenticides are harmful to the environment

Rodenticides are designed to cause the rodent pest to die over five or more days, permitting the target animal to continue to consume the rodenticide during that period. Since the target animal may consume significantly higher doses than are needed to be lethal, the lethal chemicals can accumulate in the target animal. This process is known as bio-accumulation. If the target animal is consumed by other animals (such as predators), other animals can become sick or die from the lethal chemicals remaining in the deceased animal. In addition, deceased animals contaminated by rodenticides can spread the lethal chemicals to the surrounding area.

Rodenticides are inhumane

The most common type of rodenticide prevents blood from clotting. Once the rodent has consumed the rodenticide, lethal chemicals cause the rodent to bleed internally and through its eyes, nose and ears, gradually culminating in death over 10 to 14 days from exposure. Therefore, rodenticides result in a long, painful death. This raises moral concerns, particularly in regions such as India, among people who do not want to cause unnecessary pain in animals.

Our Solution — Fertility Control

Our first fertility control product candidate, ContraPest, targets the reproductive capabilities of rodents by inducing the gradual loss of eggs in female rodents and disruption of sperm in male rodents, resulting in contraception that can progress to sterility in both females and males. By targeting rodent fertility, our solution is sustainably effective, directed, safe, environmentally friendly and humane.

Our solution is sustainable over the long term

ContraPest causes rodent populations to remain at a sustained low level. A third-party laboratory study in partnership with the United States Department of Agriculture National Wildlife Research Center, or NWRC, completed in December 2014 observed that 50 wild-caught rats treated with ContraPest resulted in a 95% reduction in litter sizes. A follow-up USDA study completed in June 2015 involving 50 wild-caught rats demonstrated a 96% reduction in litter size in female and male rats treated with ContraPest in an open arena study. We have also conducted open population studies, including in trash rooms in the New York City subway completed August 2013 and with the largest hog producer in the United States completed in March 2015, in which we have observed decreases in wild rodent populations of more than 40% over a 12-week period. We believe this decrease in population will continue and, based on studies conducted by third parties, will stabilize at an approximately 70% reduction in 12 months without rebound (based on an initial population of approximately 10,000 rats). Also, we have observed that the contraceptive effect of ContraPest in reducing rat population is present regardless of the amount consumed by any particular rat in that population.

Consequently, rat populations treated with ContraPest do not experience the same “population rebound” effect as those treated with rodenticides. The rebound pattern is also significantly reduced in a rodent population treated with ContraPest because the non-reproductive rodents continue to defend their territory from invasion by other rodents. As a result, property owners and pest management operators may be able to substantially decrease the amount of ContraPest used over time, thus reducing the total cost of rodent population control in the long term. The following chart, which is based on data derived from our population models and field studies, predicts that as the use of ContraPest sustainably reduces rat populations over time and on an ongoing basis, the cost of ContraPest would be lower in the long term as compared to rodenticides.

Our solution involves a targeted delivery

Our proprietary formulation appears to be attractive to rodents. To maintain proper hydration, rats drink 10% of their body weight in water each day; our product is a liquid bait and comprised mostly of water. Moreover, studies show that rats prefer eating sweet and fatty foods. ContraPest incorporates these elements, and our studies demonstrate that rats prefer ContraPest even when other familiar food and water sources were abundant, such as in indoor garbage collection areas of urban, industrial facilities. Once consumed, our product is designed to avoid first pass through the liver to deliver active ingredients directly to targeted reproductive organs, thus increasing its effectiveness and minimizing harm to the animal.

In addition, our solution utilizes a unique delivery system in the field that not only allows us to evaluate the effectiveness of our fertility control products, but also enables us to observe rodent pest behavior and determine the optimal locations for our proprietary bait stations. We also are able to customize the specific concentration of our product candidate to address the target pest.

Our solution is safe

Studies of ContraPest have demonstrated that doses of ContraPest are not lethal to rodents or harmful to people or other animals. The active ingredients in ContraPest are included at very low concentrations (together totaling less than 0.1% of the formulation) and have short half-lives of less than 20 minutes in the blood of rodents. Therefore, the active ingredients in ContraPest do not accumulate in tissues or organs of the rat (as poisons do) and thus do not sicken or kill predators or scavengers that eat a rat that has consumed ContraPest.

In addition, at the concentrations of active ingredients in our product, there is no potential for reproductive disruption in humans. A human would have to consume impossibly large amounts of the active ingredients in our product to have any effect. Further, the man-made chemical that is one of our active ingredients (4-vinylcyclohexene diepoxide, or VCD) has been used in manufacturing settings, and no toxic effects have been demonstrated in humans. The other active ingredient (triptolide) is a plant-derived ingredient used in traditional Chinese medicine to treat symptoms of rheumatoid arthritis.

Moreover, ContraPest is delivered in a ready-to-use and pre-packaged plastic container which is inserted into a tamper-resistant rodent bait station. As the container is inserted into the station, a spike punctures the foil-covered opening, allowing the liquid bait to flow into a tray within the bait station. The tank is a non-refillable container, which is recapped and disposed of when empty. Thus, as a “closed system,” there is little opportunity for handler exposure and virtually no opportunity for bystander exposure.

Our solution is environmentally friendly

ContraPest does not contain poisons, and the ingredients in ContraPest target the reproductive organs of the rodent and do not accumulate in other tissues or organs of the rat. As a result, the ingredients in ContraPest do not cause illness or death in other animals that come into contact with or eat the rat that has consumed ContraPest, and there is no risk of secondary exposure expected from the use of ContraPest as a contraceptive. Also, the active ingredients in ContraPest are present in our product in very low concentrations, and break down into inactive, or inert, ingredients when they come into contact with soil or water in the environment. Moreover, ContraPest is packaged in a delivery system that dispenses the liquid bait directly into a tamper-resistant rodent bait station. These bait stations are limited to use only indoors and in the immediate perimeter of structures (no more than one foot from the exterior walls). As a result, ecological exposure of the liquid product will be limited to animals that directly contact or consume the bait, and there is little risk of exposure to non-target species or to the surrounding environment.

Our solution is humane

ContraPest does not cause rodent death and we have not observed any physical suffering in rodents exposed to ContraPest. ContraPest allows rodent pests to live out the course of their natural lives, while defending their territory and keeping out other invading rodents. By reducing rodents’ ability to reproduce, but keeping them alive, our product has the effect of humanely reducing rodent populations in the long-term.

Recent Research Regarding the Effectiveness of ContraPest

The majority of our research efforts have been focused on developing our lead product, ContraPest. We have completed studies regarding the effectiveness of our product, which were funded by and in cooperation with the NIH, the United States Department of Agriculture, or USDA, the NWRC, and the New York Metropolitan Transit Authority, or MTA, and other third parties. The following summarizes the results of these recent studies:

•	A NWRC study involving approximately 50 rats completed in June 2015 demonstrated a 96% reduction in litter size in female and male rats treated with ContraPest in a laboratory setting;
•	A January 2015 study in Rose Hill, North Carolina resulted in a 33% reduction in rodent activity over 12 weeks after being exposed to ContraPest, as compared to the use of rodenticide alone;
•	A NIH-funded study in February 2013 in the subway trash rooms of the MTA in New York City observed that there was a 43% reduction in the rodent population in the trash rooms that were baited with ContraPest; and
•	Internal laboratory studies involving 32 rats have shown zero pups born to any rat groups provided with ContraPest along with food and water, while rats given the control bait with no active ingredients had on average 11 pups per litter.

In September 2015 we initiated a research study with the Chicago Transit Authority, or CTA, to begin a field trial of our bait station. That study is now complete. While the observations and results are subject to a confidentiality agreement, the performance of the bait stations met expectations. We have additional field trials underway in Hawaii and Massachusetts (Somerville), and are contemplating further research trials in a variety of applications.

We have also begun exploring diverse applications with a variety of collaborators. We have conducted proof of concept studies with feral dogs on the Navajo Reservation in New Mexico with a grant from the USDA, and we have collected rabies and geographic data on stray dogs in the Tibetan refugee camps of Mainpat, India. We are currently collaborating with Texas A&M University to test the potential of our product candidates to manage feral pigs. Studies have also been conducted for proof of concept in Australia with wallaby, rat, and mouse populations and in New Zealand with brushtail possums. We have also conducted early trials with cats in collaboration with the University of Florida. These diverse studies seek to provide evidence of the potential for ContraPest and the continued development of fertility control technology in general.

Business Strategy

Our goal is to become a leader in fertility control technology designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with pest infestations and poor animal health. Key elements of our strategy are:

•	Obtain regulatory approval for our lead product candidate, ContraPest, throughout the U.S. and in Argentina, India, the EU and other parts of the world.
•	Continue to develop and establish third party relationships with manufacturing, marketing and distribution partners in the U.S. and internationally.
•	Educate our target markets on the long-term benefits our fertility control solution provides over lethal approaches.
•	Establish a secure supply of active ingredients, including triptolide, by cultivating a diverse base of traditional agricultural suppliers and developing bio-synthetic sources of triptolide.
•	Leverage our scientific research and core technologies to develop and commercialize a broad suite of products.

Manufacturing, Marketing and Distribution

Third-Party Relationships

We intend to continue to establish and develop relationships in the U.S. and internationally. To date, we have entered into the following arrangements:

Neogen — In May 2014, we entered into a license agreement and began working with Neogen, a developer, manufacturer and marketer of a diverse line of products dedicated to food and animal safety. Pursuant to the agreement, we granted to Neogen an exclusive license in North America to manufacture, distribute and sell commercial rodent control products, which include ContraPest, for the later of 10 years or the expiration of the patent for ContraPest (if issued). This agreement includes an obligation on Neogen to use commercially reasonable efforts to manufacture and market such “Products” in a manner that is designed to attain maximum market penetration and sales, including using commercially reasonable efforts to satisfy market demands. Under the agreement, we retained rights to perform research and development on rodent control products and for all other scientific and non-commercial purposes. If Neogen fails to meet market demand, we can convert the license to a non-exclusive one. We also granted Neogen first right to license any additional commercial fertility control animal applications in North America other than rodents, and all commercial rodent control products sold outside the U.S., if we seek to license to a non-affiliate.

Under the agreement, Neogen committed to pay us fees upon the achievement of certain milestones. The total aggregate fees to be paid as milestone payments is $650,000, $487,500 of which have been paid to date, $93,000 of which was recognized as revenue for each of the six months ended June 30, 2015 and 2016. Neogen will also pay us certain fees and royalties, including a license fee payable over three years following EPA approval of ContraPest, which may be as high as $3 million in the aggregate, of which none has been paid to date, and a semi-annual ongoing royalty based on a percentage of net sales, which percentage varies from high single digits to low double digits, depending on the amount and location of net sales pursuant to the agreement. Finally, both parties have agreed to non-competition clauses. Specifically, pursuant to the agreement, Neogen agreed that it will not, directly or indirectly, manufacture, cause to be manufactured, sublicense, use, market, distribute, resale or sell products that compete with or are intended, by applicable marketing and promotional programs directed to such products, to compete with the “Products” in the “Covered Fields” within the “Territory.” These capitalized terms are defined in the agreement as follows:

•	“Products” include ContraPest and any other products or services that would infringe or use any portion of our “Licensed IP”;
•	“Licensed IP” includes certain of our pending patent applications related to ContraPest that are listed in the agreement, and the related proprietary information, know-how and intellectual property;
•	“Covered Fields” means all commercial rodent control application fields of use, including all agricultural, professional pest, government, agency and consumer retail applications; and

•	“Territory” means North America and all U.S. territories under the jurisdiction of the EPA.

We and Neogen are currently engaged in ongoing discussions regarding manufacturing and commercialization plans, as well as the appropriate interpretation of the agreement, including the non-competition provisions set forth therein.

NeoVenta — In September 2015, we entered into a sales and marketing agreement with NeoVenta Solutions, a sales and marketing company, for the sales of ContraPest in India and certain surrounding Southeast Asian countries. Under the agreement, NeoVenta will be responsible for seeking applicable regulatory approval to market ContraPest in these countries on our behalf. After such regulatory approval has been obtained, we have granted NeoVenta an exclusive license for 10 years to represent us in marketing, sales and distribution of ContraPest in these countries. We have retained all manufacturing responsibilities for ContraPest in these markets. NeoVenta has agreed to minimum sales commitments of rodent control products in the countries covered by the agreement, which total $23 million over the first five years. However, we believe that this understates the market potential for a non-lethal, effective and humane product in these countries.

Bioceres — In January 2016, we signed an agency agreement with INMET, the research and development subsidiary of Bioceres, Inc., a leading agricultural biotechnology company in Argentina, to seek regulatory approval for and conduct pre-sales marketing of ContraPest in Argentina. Under the agreement, INMET, which specializes in bacterial fermentation solutions, will act as our exclusive agent to obtain necessary governmental approvals to sell and market ContraPest in agricultural, residential and public transport applications throughout the country of Argentina. The parties intend to create a joint venture entity which we will control. Sales in Argentina will occur only after regulatory approval is obtained and the joint venture entity is formed. Depending on governmental approvals, it is possible that Argentina will be the first country worldwide in which ContraPest will be commercially marketed. We have also entered into a services agreement with Bioceres and INMET to provide research and development services to develop an efficient production method for a bio-synthetic version of triptolide, one of the two active ingredients in ContraPest that also has pharmaceutical applications. The parties intend to create a second legal entity to pursue this triptolide research and development.

Subject to obtaining necessary regulatory approvals, we plan to market ContraPest in additional international jurisdictions. The expectation is that we will stage these market launches based on the length of time required to complete each country’s regulatory process, the market potential, identification and agreements with appropriate parties and the safety of our intellectual property.

We are currently exploring a potential relationship in Europe for the registration of ContraPest with EU regulatory agencies, the development of manufacturing in the EU, research and development of new products using our fertility control technology, and the granting of distribution rights in the EU. However, we have not yet entered into any binding agreements related to these matters.

Commercialization Plans

To date, we have not generated any revenue from product sales, but we currently expect to commercialize ContraPest and begin to generate revenue from the sale of products or through the payment of royalties by our strategic partners beginning in the fourth quarter of 2016. Specifically, we anticipate that sales of ContraPest will commence in North America in late 2016 through our distribution relationship with Neogen, and that we will begin receiving royalty payments from Neogen thereafter. Subject to obtaining necessary regulatory approvals, we also intend to market ContraPest in international jurisdictions, including India, Argentina and the EU, directly and through our existing and future strategic relationships. Target segments for ContraPest include government (e.g., subways, transit systems and public housing agencies); healthcare; agriculture (e.g., farms, storage facilities and protein production facilities (including cattle, sheep, pig and poultry facilities)); food production (e.g., factories, meat-packing facilities, dairy production plants and vegetable and fruit preparation facilities); and commercial (e.g., major restaurant chains, retail locations, casinos and hotels). Since EPA approval, we have received calls or emails of interest from the following types of potential customers: zoos, animal research facilities, waste and recycling centers, parks, transit agencies, natural resource managers, island conservation groups, botanical gardens, animal sanctuaries, children’s gardens, healthcare providers, property managers, and food production facilities. In addition, we intend to approach large pest management companies to pursue potential partnerships for the distribution and sale of ContraPest.

Pricing and Value

We intend to value price our product candidate, ContraPest, such that our pricing strategy will take into account not only the cost of goods sold, but an understanding of the cost of competitive products and the value of our product candidate to the end user. We believe ContraPest will be perceived as a significant improvement over current products for managing rat infestations and, as such, should command a premium price. Our experience is that potential customers immediately understand the advantages of ContraPest and become enthusiastic about its use. We plan to use promotional efforts to support the value message and to justify our product candidate’s increased value and premium price, built around the following proposed advantages:

•	ContraPest is sustainably effective;
•	ContraPest involves targeted delivery;
•	ContraPest is safe;
•	ContraPest is environmentally friendly; and
•	ContraPest is humane.

Also, we will focus on specific advantages for the individual customer and expect to position our product candidate as having the following additional general advantages:

•	Savings in personnel costs to clean up dead rodents;
•	Savings in eliminating the use of rodenticides during ContraPest baiting;
•	Public relations advantages (sustainably effective, safe, environmentally friendly and humane);
•	Savings by reducing loss or contamination of food inventories; and
•	Savings by reducing damage to infrastructure.

We believe that the addressable markets for ContraPest will evolve from first adopters to those potential customers that have zero tolerance for poisons, to those potential customers that focus on efficacy and value pricing, to those potential customers and regulators that prefer an alternative to poisons, and finally to bulk agricultural and retail markets. We believe that the expansion into these markets will be aided by a progression of potential cost and pricing reductions, starting with raw material costs, packaging costs, scale economies, and finally delivery and distribution improvements.

Sales Approach

Because of the unique nature of our technology and the market demand for a non-lethal approach to rodent pest control, large pest management companies who we have approached about our product candidate have expressed interest in learning more about ContraPest. Consequently, we plan to continue to foster these discussions, to exchange data, and may negotiate agreements with carefully selected partners to maximize their appropriate deployment of our product candidate, when approved. The advantages to selling through a third party sales and service force include:

•	Immediate availability of a field sales force experienced in selling rodent control products;
•	Familiarity with our target customers and the challenges they face;
•	Our field personnel, customer service, account receivable, and shipping and handling teams would be smaller, thus reducing start-up costs; and
•	No need for more than one field sales person per region; and
•	Less need to substantially expand the sales force as our product candidate gains traction with new customers.

We plan to be deeply involved in the initial product launch and assist with in-depth product training, business development, co-travel with sales representatives and the creation of sales and marketing tools.

Raw Materials and Manufacturing Process

ContraPest contains two active ingredients, VCD, a manufacturing chemical, and triptolide, a plant derived chemical from the Thunder God Vine, Tripterygium wilfordii. ContraPest also contains several other inactive ingredients. Currently, we source VCD from a standard chemical supply provider. However, in the near future we will be qualifying additional suppliers for VCD. Triptolide is derived from the Thunder God Vine, which is commonly cultivated in southeastern China and other Asian countries, and is available from a variety of sources. Currently, we have one qualified source of purified triptolide, and are qualifying a second source. However, the process to purify triptolide for use in ContraPest is expensive, and we are seeking other, less costly methods of triptolide production, including bio-synthetic methods. See the discussion under the heading “Manufacturing, Marketing and Distribution” for more information about our agreement with Bioceres and INMET to provide research and development services to develop an efficient production method for a bio-synthetic version of triptolide. We believe that these and other initiatives may provide us with a more stable and less expensive source of triptolide for our own use, and for sale to our licensee(s), such as Neogen, and other potential consumers of triptolide, such as pharmaceutical companies. The inactive ingredients in ContraPest are sourced from standard chemical supply providers.

Our manufacturing process involves the incorporation of our two active ingredients, in low concentrations, into several inert ingredients. Once incorporated, the entire product goes through a micro-encapsulation process in order to stabilize the final formulation. Stabilizing the product in this manner allows it to be delivered to rodents in a safe and effective manner. After production, the manufacturing line is cleaned using environmentally safe methods and products.

Currently, we have production scale capability in our facilities in Arizona to manufacture and launch ContraPest. Our internal production capabilities allow us to meet our field research needs, while also having the ability to meet a surge in production. Having an internal manufacturing line allows us to scale up or scale down quickly based upon demand without involving a third-party contract manufacturer. Our manufacturing process has been designed in a modular, scalable and transportable fashion. This allows us to quickly respond to production requirements anywhere in the world.

In addition to our internal manufacturing facility, we have also entered into agreements with certain third parties to expand our manufacturing capacity, and intend to enter into additional manufacturing agreements in the future on an opportunistic basis.

Scientific Background Regarding our Product

ContraPest is a liquid bait containing the active ingredients VCD and triptolide. When consumed, ContraPest causes contraception that can progress to sterility in male and female rats beginning with the first breeding cycle following consumption.

The female rat is born with a finite number of eggs, also called oocytes, and she remains fertile and will reproduce until the day she dies. Within the ovary, eggs are contained in structures called follicles. The non-regenerating and most immature stage of follicles is called primordial. The primordial follicles mature through several stages from primary to secondary to antral follicles and ultimately ovulate. Once the primordial follicles have become depleted, ovarian failure occurs, which terminates reproductive capability.

VCD has been well studied and causes specific loss of ovarian small follicles (both primordial and primary); because oocytes do not regenerate, loss of these follicles leads to ovarian failure. Following repeated dosing, VCD causes ovarian failure in rats. However, daily dosing of mice and rats with VCD does not produce generalized toxicity nor does it affect other tissues. A VCD-dosed rat will continue to reproduce until the pool of secondary and antral follicles are depleted through ovulation or atresia, which is the natural death of the follicle, which can take up to three months.

The second active ingredient, triptolide, targets growing follicles and exerts a significant suppression of male fertility by disrupting sperm maturation and stopping the movement of sperm. Female rats treated with triptolide ovulate fewer eggs because the follicles stop growing. Triptolide does not affect primordial follicles, but when used in combination with VCD, the result is contraception that can progress to sterility in female rats.

Both VCD and triptolide are supported by evidence regarding their safety and mechanism of action. Additionally, recent studies, both in the lab and in the field, have documented their effect in fertility reduction and therefore reduction in rat populations. The graph below displays the total numbers of pups after two breeding rounds in one study.

Figure:  Total number of rat pups born after consumption of ContraPest. Sixteen female rats (n=8 control and n=8 treatment) were provided ContraPest or inactive bait for 15 days and bred with proven male breeders. After two breeding rounds, the number of pups was totaled. The bar on the left shows the number of pups born to control females while the bar on the right shows the number of pups born to females that consumed ContraPest.

Other Potential Products

We have developed a pipeline of potential additional fertility control and animal health products, with diverse applications, as outlined in the following chart and in more detail below.

Product Candidate/Area	Development Status	Segment	Primary Target
ContraPest	Environmental Protection Agency (EPA) granted registration approval for ContraPest effective August 2, 2016; to commercialize following approval	Population management	Rodents
Plant-based fertility control	Pilot studies have been completed; additional testing required for the use of this product to manage pest populations in select sites such as schools and hospitals	Population management	Rodents
Feral animal fertility control	Pilot studies are in process to show efficacy of this product candidate; to complete larger pivotal studies and regulatory submission	Population management	Feral dogs and hogs
Non-surgical spay and neutering	Pilot studies completed show encouraging signs of efficacy; to complete additional studies and regulatory submission	Companion animal health	Companion dogs and cats
Boar taint	Additional scientific and field studies and regulatory submission required	Food production and safety	Boars
Animal cancer treatment	Proof of concept study to be performed to determine whether proprietary formulation may provide effective delivery of triptolide to dogs for cancer therapy	Companion animal health	Companion dogs

Plant-based Fertility Control Product Candidate

While ContraPest is a liquid bait containing two active ingredients, we are also developing a fertility control product with only one of those two ingredients, botanically-derived triptolide. We anticipate this product candidate may be an option for customers who prefer a completely plant-derived product. We anticipate that we may need changes to the delivery format for deployment. However, the general mechanism of action for triptolide should suppress reproduction and control rodent pest populations, especially given the relatively short life span of rats and mice. As a follow-on product, with active ingredients that are already approved by the EPA, we would expect the EPA approval process to be rapid compared to the approval of ContraPest, which was approved in twelve months.

Boar Taint Product Candidate

Boar taint is the offensive odor or taste that can be evident during the cooking or eating of pork or pork products caused by hormones, called pheromones, present in non-castrated boars once they reach puberty. Castration without anesthesia shortly after birth is currently the standard procedure used to eliminate boar taint, but it results in lower meat production due to decreased weight gain, which is an effect of castration. This process also introduces a surgical risk of infection and can raise safety issues for workers.

If we are successful at developing a boar taint product candidate, we expect that it will target testosterone production and will be easily administered to feedlots and will have none of the safety issues associated with castration. The next step will be continued scientific and field studies followed by submission to and approval by the appropriate regulatory agencies. This process is expected to take approximately two years.

Feral Animal Fertility Control Product Candidate

Feral dogs and hogs present problems both in the United States and internationally. The negative impacts of feral dogs include threats to human health and safety, agriculture, natural resources and property. A 2005 study estimated monetary losses by feral dogs within the U.S. at $620 million annually. Feral pigs are can also be aggressive and are known for damaging crops and transmitting diseases to humans, livestock and other wildlife. Feral pigs are present across more than three quarters of the U.S. and are responsible for an estimated $1.5 billion in damages each year.

Current strategies for controlling feral animal populations are often ineffective, difficult to conduct and costly. Studies have shown that our fertility control technology is effective in both these species. Accordingly, we are currently conducting pilot studies to show efficacy of our approach prior to proceeding to larger pivotal studies and regulatory submission. We are currently completing specific development plans for this product candidate.

Companion Animal Product Candidates

We plan to develop the following products for use in companion animals such as domestic dogs and cats. However, applications for companion animals require FDA approval, which is a much longer and more expensive regulatory process. Our expectation is that we will pursue these technologies or through research and development partnerships with larger companies.

•	Non-Surgical Spay and Neutering Product Candidate. Based on a low average of $100 for each spay or neuter procedure, the spay and neutering of companion animals constitutes a $1.9 billion market in the United States alone, with few effective non-surgical alternatives. We are developing a product that can be easily administered to the companion animal orally or by injection in combination with vaccinations. No surgery is required and the surgical risks of infection and pain could be eliminated. This product candidate targets the ovaries and testes and is delivered through a proprietary drug delivery methodology. Early field studies with feral dogs showed encouraging signs of efficacy.
•	Animal Cancer Treatment Product Candidate. Cancer therapy for companion animals is often not a viable option since chemotherapy can be a long, painful and expensive process. However, we have developed a manufacturing technology that allows the chemotherapeutics to be encapsulated and delivered directly to the affected tissues without causing the side effects to the immune, hypothalamic systems or neuro pathways.

Competition

Currently, there are no fertility control products that target rodents. Products that are used for managing rodent infestations include rodenticides and traps.

Rodenticides

Rodenticides are poisons that use anticoagulants or phosphides to cause rodent death.

Anticoagulants can be single dose (i.e., second generation) or multiple dose (i.e., first generation) rodenticides. Generally, death occurs within one to two weeks after ingestion of lethal amounts. These poisons work by blocking the rodent’s blood clotting ability. In addition, they include chemicals that cause damage to tiny blood vessels, or capillaries, resulting in diffuse internal bleeding. These effects are gradual, developing over several days. In the end, the animal dies calmly, but leading up to death the rodent is likely to experience discomfort and pain. As a result, we believe that the use of anticoagulants is inhumane.

First generation anticoagulants are generally less toxic than second generation products, so they have shorter elimination half-lives, but they also require higher concentrations and consecutive intake over days to be lethal. First generation anticoagulants are marketed under a variety of brands such as Ramik, Rodex, Tomcat and Rozol and contain active ingredients such as warfarin, chlorophacinone, diphacinone or coumatetralyl. Second generation anticoagulant rodenticides, or SGARs, known as “superwarfarins,” are far more toxic than first generation rodenticides so they are applied in lower concentrations. Most are lethal after a single ingestion of bait. SGARs are also available under a variety of different brand names, including d-CON, Havoc, Di-Kill, Jaguar, Hawk, Boot Hill and Hombre. These products contain active ingredients such as difenacoum, brodifacoum, difethialone, flocoumafen, and bromadiolone. Companies that manufacture anticoagulants include Reckitt Benckiser Group plc, Syngenta, Bayer CropScience, BASF, Neogen and Liphatech.

Metal phosphides are considered single-dose fast acting rodenticides; death occurs commonly within one to three days after single bait ingestion. Death is caused by an acid in the digestive system of the rodent that reacts with the phosphide to generate the toxic phosphine gas. Metal phosphides have possible use in places where rodents are resistant to some of the anticoagulants. Zinc phosphide baits are also cheaper than most second-generation anticoagulants. They are marketed under brands that include Prozap, Eraze, and Ridall-Zinc by Neogen, MotomCo and Liphatech, respectively.

Rodenticide manufacturers compete by introducing new products to meet the changing demand of consumers, expansions and investments, acquisitions, and entering into strategic alliances with distributors and companies that have expertise in the rodenticide market. As a result, we believe the degree of competition in the rodenticide market is high. The market is highly concentrated among a few large rodenticide manufacturers, such as Syngenta, Bayer CropScience, BASF, Neogen and Liphatech. Also, there are high barriers to entry into the rodenticide market due to extensive capital investment and regulatory approval requirements.

Traps

Trapping is an option for those looking for a non-lethal way to manage a rodent infestation. There are several types of traps including spring, or snap, traps, cage traps, glue traps and electronic traps. Often traps merely injure and trap the rodent still alive. Trapped rodents will do anything to free itself, including chewing off its limbs. Also, rats are relatively intelligent animals and can learn to avoid traps. Further, the use of traps is less popular in urban centers and among pest control companies. Therefore, traps are a less common alternative to rodenticides as a form of rodent control. Companies that manufacture traps include Victor, Havahart, Rat Zapper, Real-Kill, J.T. Eaton and others.

Animal Fertility Control

Animal fertility control has been in research and development for almost 30 years. GonaCon(GnRH) is the current product for fertility control approved by the USDA. GonaCon is injected into an animal and the animal must receive a booster after two years to maintain efficacy. The formula is typically provided through a dart gun and the animals should be marked so that the booster can be given at a later date. This is an extremely challenging delivery method for any wild animal in a natural environment. ZonaStat-H (PZP), a fertility product used since the late 1980’s for wild horses and burros, is delivered in the same manner as Gonacon. The only oral fertility product on the market is an avian product, developed by Innolytics, LLC in collaboration with the USDA Animal and Plant Health Inspection Service, and is made specifically for pigeons.

Government Regulation and Product Approval

Federal, state and local government authorities in the United States regulate, among other things, the testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, distribution and marketing of the products we develop. Our wildlife and pest fertility control products must be approved by the EPA Office of Pesticide Programs, or OPP, before they can be legally marketed and sold in the United States. The process for obtaining regulatory approval and compliance with appropriate federal, state and local regulations is rigorous and requires the expenditure of substantial time and financial resources.

Additional product candidates in our pipeline may require approval from other government agencies, namely the USDA and FDA. In 2015, the FDA and EPA entered into a “data sharing” agreement to streamline data review and speed the regulatory process avoiding redundancy where possible.

United States Review and Approval Processes

In the United States, the EPA regulates the sale, distribution and use of any pesticide under the Federal Insecticide, Fungicide and Rodenticide Act, or FIFRA. The EPA defines a pesticide as “any substance or mixture of substances intended for preventing, destroying, repelling, or mitigating any pest.” FIFRA defines a pest as “any insect, rodent, nematode, fungus, or weed.” To register a new product, all active ingredients within the product must be registered with the EPA.

On August 23, 2015, we submitted a set of registration applications for two active ingredients and ContraPest for EPA review and approval. Our application for ContraPest was submitted as a restricted use, indoor only, application. A restricted use product can only be handled by a certified pest control operator. The requirements for an application are specified in detail by EPA regulations. These include requirements for data on which the EPA can evaluate the environmental effects, health effects, and safety of the product. The environmental effects data is reviewed by the Environmental Fate and Effects Division, or EFED. The health effects data is reviewed by the Health Effects Division, or HED.

Prior to submission, our active ingredients and product information was reviewed by the Hazard and Science Policy Council, or HASPOC, which includes HED members, and data waiver requests were granted for all of the required toxicology studies. EFED also reviewed the applications, and provided certain recommendations for testing, which were incorporated into our filing.

Upon filing an application with the OPP Registration Division (RD), there was a preliminary screen, where the application was initially reviewed for all required sections regarding chemistry, toxicity and environmental fate. Following this preliminary screen, the review period begins. Under the timelines set forth by the Pesticide Registration Improvement Extension Act (PRIA 3), RD has 20 months to review the application and reach a registration decision. Once the review period begins, RD will disperse the application to all the applicable science departments for an in depth review. For an application with an official review period greater than six months, OPP has 90 days in which it may identify any substantive science omissions and may reject the application unless the applicant can correct the omissions within 10 business days. This technical screening review period passed without EPA raising any issue. After completing the science reviews, each department will make its recommendations to RD. Based on these science recommendations, RD may decide it needs additional data and will contact the applicant with options for proceeding, which may include extending the review period until requisite data or other information can be developed and submitted for review. If RD has sufficient information, it will develop its initial risk and registration decisions, which it will articulate and publish in a document for public comment. RD has decided that it had sufficient data from the application and published the document for public comment on June 24, 2016. After the 30-day public comment period, OPP reviewed the public comments to address any additional concerns. This is considered one of the final steps prior to approval of a registration.

The EPA also requires that the following be submitted for review, in addition to data: a complete copy of the label proposed for the product, instructions for use and any claims that will be made by us, as well as, the complete formulation. We are also required to submit documentation describing the chemistry, manufacturing process and quality control parameters. This is done to ensure the product can be produced consistently. The entire submission must be reviewed and approved prior to any legal sales and distribution of the product. The EPA granted registration approval for ContraPest effective August 2, 2016. This EPA approval was granted on a restricted-use basis, including indoor and limited outdoor use, and is based on a liquid formation. We intend to diligently pursue additional related regulatory approvals from the EPA to support our product evolution, including seeking approval for full outdoor use, removal of the restricted-use status, alternative formulations and for additional species (utilizing approved active ingredients). In addition, we believe that the EPA will support us in facilitating regulatory reviews outside of the U.S., and we are exploring a relationship with the Danish Environmental Protection Agency to assist us with obtaining regulatory approvals in the EU.

We expect to pursue registration in each state, since product registration is required for every state in which the product will be distributed or sold. Each state has its own registration filing requirements. These registration programs are managed by state agricultural and/or environmental regulatory agencies. For some state registration applications, all that is required is the EPA stamped-approved label, a completed application form, and a fee payment. Other states, notably California, New York, and several others, require more robust registration applications and may require data not required by EPA. ContraPest has received state registration from Georgia, Illinois, Louisiana, Maryland, Minnesota, New Jersey, North Carolina, Virginia, West Virginia and Utah. Registrations in additional states are currently pending. States vary in the expected timing of approval, from a few weeks to several months or more.

International Review and Approval Processes

Canada — Canada also has a product registration program similar to the U.S. program. Canada has entered into a data and review agreement with EPA intended to expedite the approval process.

European Union — The European Chemicals Agency (ECHA) is a decentralized agency of the European Union, or EU. The agency is responsible for the scientific evaluation of chemicals intended for use in human health and the environment developed by companies for use in the EU. The agency has a biocidal product committee that is responsible for the review of any biocidal product and active substances. A biocidal product is used to control unwanted organisms that are harmful to human or animal health, or that cause damage to human activities. These harmful organisms include pests (e.g. insects, rats or mice) and microorganisms (e.g. molds or bacteria). Biocidal products include; insecticides, insect repellents, disinfectants, preservatives for materials, and anti-fouling paints. The biocidal product committee has similar requirements to those in the United States, requiring that evidence of purity, safety, efficacy, and consistency of manufacturing processes all be demonstrated.

The member state where the biocidal product will be placed on the market is responsible for authorizing the product. This is referred to as the ‘National authorization’. The process of national authorization relies however on the process of mutual recognition. Once a biocidal product is authorized by a first EU country (the ‘Reference Member State’), the other EU countries must, if requested to do so, authorize the biocidal products under the same terms and conditions. Some products can also be authorized at EU level, allowing the companies to place these on the entire EU market. In these cases, it is the European Commission that authorizes the products. This is referred to as the ‘Union authorization’.

In March 2016, ECHA decided to move toward a comparative assessment for rodenticides registered as a biocide. A comparative assessment will evaluate the risks and benefits of each rodenticide and a standard will be set for rodenticides based on this information. When a new rodenticide files for registration, it must meet this standard or best this standard to be accepted. This comparative assessment will be carried out by the Reference Member State. Representatives from various member states met in Helsinki the second week of June 2016 to determine which products or active ingredients will be used to set the standard for rodenticides. ECHA has moved to support the 5-year renewal, not the traditional 10-year renewal, of 8 anticoagulant rodenticides.

On July 4, 2016, we met with the Danish Environmental Protection Agency (DEPA) for a pre-meeting to discuss the registration of ContraPest in the EU. This meeting was to determine if DEPA was willing and capable to review and support a ContraPest dossier. DEPA agreed they would have the capacity to support a ContraPest dossier and they have executed their commitment as the competent authority to carry our EU registration application forward. We are engaged in ongoing discussions with DEPA to establish the application content.

United Kingdom — In addition to registration routes listed above, the UK has a data sharing agreement with the United States, Australia, and New Zealand for any wildlife fertility management product, allowing for a potentially expedited registration process.

Australia — The Australian Pesticides and Veterinary Medicines Authority, or APVMA, is an Australian government statutory authority established in 1993 to centralize the registration of all agricultural and veterinary products into the Australian marketplace. Previously each State and Territory government had its own system of registration. The APVMA assesses applications from companies and individuals seeking registration so they can supply their product to the marketplace. Applications undergo rigorous assessment using the expertise of the APVMA’s scientific staff and drawing on the technical knowledge of other relevant scientific organizations, Commonwealth government departments and state agriculture departments. If the product works as intended and the scientific data confirms that when used as directed on the product label it will have no harmful or unintended effects on people, animals, the environment or international trade, the APVMA will register the product. As well as registering new agricultural and veterinary products, the APVMA reviews older products that have been on the market for a substantial period of time to ensure they still do the job users expect and are safe to use. The APVMA also reviews registered products when particular concerns are raised about their safety and effectiveness. The review of a product may result in confirmation of its registration, or it may see registration continue with some changes to the way the product can be used. In some cases the review may result in the registration of a product being cancelled and the product taken off the market.

Rest of the World — Country-specific regulatory laws have provisions that include requirements for certain labeling, safety, efficacy and manufacturers’ quality control procedures to assure the consistency of the products, as well as company records and reports. With the exception of the EU, most other countries’ regulatory agencies will generally defer to the EPA in establishing standards and regulations for pest management products.

Import Permits — Field and laboratory proof of principle studies have been conducted in other countries. In each country, import regulations have been met for the shipment of active ingredients. To date we have received import permits from Australia, New Zealand, Indonesia, Laos, and the Philippines. We expect that additional import permits will be obtained for various field trials in countries prior to registration.

Intellectual Property and License Agreements

Maintaining a strong position in the rodenticide market requires constant innovation along with a healthy research program to evolve product lines to remain competitive and relevant to the needs of the changing global marketplace. We protect the intellectual property resulting from these efforts with the broadest international patent protections available. Our proprietary data and trade secrets are protected with vigilance and attention to data exchanges among employees, consultants, collaborators and research and trade partners. We further strengthen our market position employing international regulatory expertise.

Patent Filings

Our intellectual property portfolio supporting ContraPest consists of nine international patent filings (in the United States, Europe, Canada, Brazil, Russia, Japan, Mexico, South Korea, and Australia) addressing the ContraPest compound and field use of the product. Claims directed toward the compound include composition-of-matter involving a diterpenoid epoxide or salts thereof in combination with an organic diepoxide, use claims for inducing follicle depletion and for reducing the reproductive capability of a mammalian animal or non-human mammalian population. Issued claims will have a patent term extending to 2033 or longer based on patent term determinations in each of the filing countries. The novelty of ContraPest extends to its method of field distribution and has required innovation to perfect the dosing of our product candidate to rodents. We have filed a provisional patent covering our novel bait station device to effectively and efficiently deliver our rodent bait at individual bait sites that will upon issuance offer patent term protection through at least 2036.

License Agreements

We have an exclusive patent license with the University of Arizona for background intellectual property that we plan to employ for future product development in the domestic animal fertility control market. The patent claims in the United States, Australia and New Zealand cover the use of 4-vinylcyclohexene diepoxide to deplete ovarian follicles in individual mammals and mammal populations. The license agreement, signed in 2005, will terminate with the last-to-expire patent claims, which have a term extending to 2026.

Trade Secrets and Trademarks

Beyond our patent right holdings, we broaden our intellectual property position with trademark, trade secret, know-how and continuous scientific discovery to accompany our product development efforts. We protect these proprietary assets with a combination of confidentially terms in all partnership agreements or as stand-alone agreements along with rights-ownership agreements and structured information transfer understandings prior to beginning any collaborative projects. We maintain the ContraPest trademark and are registering new trademarks for products from our evolving rodenticide product line and for products for mammalian species beyond rodentia.

Data Sets

We have exclusive use status with the EPA for the data sets we have developed and submitted to the EPA as part of our application for ContraPest. The exclusive use status applies to new active ingredients and the final formulation of the ContraPest product for a period of 10 years. For five years after the 10-year period of exclusivity, if another applicant or the EPA Administrator chooses to rely on one or more data sets that we submitted in support of an application submitted by another applicant, the new applicant must make a binding offer to compensate us and certify to EPA that it has done so. If we and the offeror cannot reach agreement on the terms of the compensation for the use of such data sets, FIFRA requires resolution by binding arbitration. The EPA rules do not describe how the compensation should be determined, and there is publicly available information about some, but not all, binding arbitration decisions.

Employees

As of August 31, 2016, we had 22 full-time, and four part-time employees including a total of two with Ph.D. degrees. Within our workforce, 14 employees are engaged in research and development and 12 in business development, finance, legal, human resources, facilities, information technology and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

Our corporate headquarters are located in Flagstaff, Arizona, where we lease and occupy 17,797 square feet of office and industrial space pursuant to a lease that commenced on December 20, 2011 and expires on December 31, 2019. Our manufacturing facility is located within our corporate headquarters, occupying 4,865 square feet of the total space. We believe that our existing facilities are adequate and meet our current needs for business, manufacturing and research and development.

Legal Proceedings

In July 2016, we entered into an agreement with Tom Ziemba, our former chief executive officer, in recognition of his continued support and cooperation, and to resolve a dispute regarding whether his options appropriately expired in the first quarter of 2016. As consideration for Mr. Ziemba’s full and final settlement of his dispute with us, we agreed to issue to Mr. Ziemba 600,000 shares of our common stock.

Other than discussed above, we are not currently subject to any material legal proceedings, however we could be subject to legal proceedings and claims from time to time in the ordinary course of our business. Regardless of the outcome, litigation can, among other things, be time consuming and expensive to resolve, and divert management resources.

MANAGEMENT

Executive Officers and Directors

The following is a brief description of the principal occupation and recent business experience of each of our executive officers and directors and their ages as of September 15, 2016:

Name	Age	Position
Loretta P. Mayer, Ph.D.	67	Chair of the Board, Chief Executive Officer and Chief Scientific Officer
Cheryl A. Dyer, Ph.D.	64	President, Chief Research Officer and Director
Thomas C. Chesterman	56	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Kim Wolin	61	Executive Vice President, Operations, and Secretary
Grover Wickersham(1)(3)	67	Vice-Chair of the Board, Chair of Nominating and Corporate Governance Committee
Marc Dumont(1)(3)	73	Director
Bob Ramsey(2)(3)	71	Director
Matthew Szot(1)(2)	42	Director; Chair of Audit and Compensation Committees
Julia Williams, M.D.(2)	56	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Our executive officers are each appointed by the board and serve at the board’s discretion.

Executive Officers and Employee Directors

Loretta P. Mayer, Ph.D. is one of our co-founders, and has served as our chair of the board since our inception in July 2004. Since June 2009, Dr. Mayer has served as our chief scientific officer. In December 2015, she assumed the title of chief executive officer, a position she previously held from June 2011 to January 2015. She is a co-inventor on the patent licensed from the University of Arizona that formed the basis for the launch of our research and development efforts and continues to contribute as co-inventor on additional patent improvements and new technology. Prior to her career in medicine and science, from 1978 to 1991 Dr. Mayer served as CEO of Binnacle Development, Inc., a California-based Real Estate Development company, where she established the first Senior Citizen Housing project in the city of San Diego, developed $45 million in product and managed an annual budget of $10 million. Dr. Mayer also served as Vice President of Soroptimist International of the Americas from 1990 to 1991, where she was responsible for NGO representation at United Nations and international board meetings, Cambridge, UK 1990 – 1991. She also served Soroptimist International of the Americas as a federation board member from 1988 to 1990 and as regional governor from 1984 to 1986. She earned a master’s degree in 1997 and a Ph.D. in 2000 in Biology from Northern Arizona University. Dr. Mayer earned a bachelors degree in Sociology from University of California, San Diego in 1971. She accepted a post-doctoral appointment with the College of Medicine at the University of Arizona in 2000. We believe that Dr. Mayer is qualified to serve as a member of our board of directors because of her scientific experience, business background and her role as our co-founder.

Cheryl A. Dyer, Ph.D. is one of our co-founders and has served as our president and a member of our board of directors since our inception in July 2004. She has served as our chief research officer since 2004, where she oversees all of our research activities for relevance to our business goals, adherence to scientific standards and assurance of regulatory, legal and contractual compliance. From June 1990 to September 2010, Dr. Dyer served as a NIH-funded Principal Investigator at The Scripps Research Institute, La Jolla, California and Northern Arizona University, Flagstaff, Arizona where she maintained an independently-funded research program and laboratory. She was the first Research Professor in the Department of Biology at Northern

Arizona University in 1995 and the first Established Investigator for the American Heart Association in the State of Arizona. Dr. Dyer earned a Bachelor’s degree in Biology from the University of California at San Diego in 1974 and a Ph.D. in Physiology and Pharmacology in 1986 in the School of Medicine at University of California at San Diego. Dr. Dyer was appointed as an Adjunct Member of the Graduate Faculty at Texas A&M University in 2015. We believe that Dr. Dyer is qualified to serve as a member of our board of directors because of her unique scientific background and her role as our co-founder.

Tom Chesterman joined our company in September 2015, and has served as our chief financial officer and treasurer since November 2015. He has over 20 years of experience as the chief financial officer of a public company in the life science, tech and telecommunications industries. Most recently, he was the vice president and treasurer of General Communication Inc., a telecommunications company in Alaska, from 2013 to 2015. Previously, he was the chief financial officer of life science companies Bionovo Inc. from 2007 to 2012, Aradigm Corp. from 2002 to 2007 and Bio-Rad Laboratories, Inc. from 1996 to 2002. Mr. Chesterman is adept at a variety of capital market access techniques, and has significant experience in developing the operational and financial infrastructures in companies to help support successful and rapid growth. Mr. Chesterman earned a bachelor’s degree from Harvard University and an MBA from the University of California at Davis.

Kim Wolin joined our company as a marketing technologist in May 2013, and in May 2014 was appointed executive vice president of operations. From January 2009 to May 2013, she was a vice president, branch sales and service manager of Sunwest Bank, a community bank located in Flagstaff, Arizona. From November 1996 to December 2009, Ms. Wolin held the positions of assistant vice president, branch manager and Licensed Financial Advisor at Wells Fargo Bank. She has owned and operated Creative Net Solutions, a website design and hosting business, since 1994. From 1984 to 1992, Ms. Wolin owned and operated Kodas Produce Market, a health food and organic produce store in Oakland, CA. Ms. Wolin earned a bachelor’s degree in Psychology from the State University of New York/Buffalo in 1977.

Non-Employee Directors

Marc Dumont was elected to our board of directors in January 2016. Mr. Dumont is chairman and chief executive officer of Chateau de Messey Wineries, Meursault, France, a position he has held since March 1995. Mr. Dumont served as the president of PSA International SA (a PSA Peugeot Citroen Group company) from January 1981 to March 1995. He is an international financial consultant and advisor for clients in Europe and Asia, as well as the United States. He has served as the chairman of Sanderling Ventures (a European affiliate of a U.S. venture capital firm) since 1996. In the past, Mr. Dumont has served as director of Finter Bank Zurich, Novalog/Winslow Corporation, NUKO Information Systems Inc. in San Jose, CA, and Banque Internationale in Luxembourg, all of which were public companies. Mr. Dumont holds a Degree in Electrical Engineering and Applied Economics from the University of Louvain, Belgium and an MBA from the University of Chicago. We believe Mr. Dumont is qualified to serve as a member of our board of directors because of his experience and knowledge of corporate finance, international business development and operations, and his experience as a past director of other public and private companies.

Bob Ramsey was elected to our board of directors in January 2016. Since 1978, Mr. Ramsey has served as chief executive officer of Starwest Associates, which develops and implements new business models in public partnerships for ambulance and EMS services. Mr. Ramsey also currently serves as chief executive officer of the Ramsey Social Justice Foundation, a non-profit organization that is dedicated to charitable work in the fields of global sustainability and affordable housing for at-risk and vulnerable populations, including women and children. The Ramsey Social Justice Foundation is a member of the Clinton Global Initiative. Mr. Ramsey has been appointed by six different Arizona governors to various Arizona state boards and commissions, including the Arizona Department of Health Services Emergency Medical Services Council on which he has served continuously since 1988. Mr. Ramsey holds a Bachelor of Arts from Arizona State University, and Arizona State University has named a school after Mr. Ramsey. We believe Mr. Ramsey is qualified to serve as a member of our board of directors because of his experience and knowledge of business development, global sustainability, charitable organizations and state and local government.

Matthew Szot was elected to our board of directors in December 2015 and appointed as the chairman of the audit committee of our board of directors in December 2015 and as the chairman of the compensation committee of our board of directors in July 2016. Since March 2010, he has served as the chief financial officer and treasurer of S&W Seed Company, a NASDAQ-listed agricultural seed company. From February 2007 until October 2011, Mr. Szot served as the chief financial officer for Cardiff Partners, LLC, a strategic consulting company that provided executive financial services to various publicly traded and privately held companies. From July 2011 until October 2011, Mr. Szot also served as the chief financial officer for CommerceTel Corporation N/K/A Mobivity Holdings Corp. From 2003 to December 2006, Mr. Szot served as chief financial officer and Secretary of Rip Curl, Inc., a market leader in wetsuit and action sports apparel products. From 1996 to 2003, Mr. Szot was a Certified Public Accountant with KPMG and served as an Audit Manager for various publicly traded companies. Mr. Szot has a Bachelor of Science degree in Agricultural Economics/Accountancy from the University of Illinois, Champaign-Urbana and is a Certified Public Accountant in the State of California. We believe that Mr. Szot is qualified to serve as a member of our board of directors because of his experience and knowledge of corporate finance, mergers and acquisitions, as well as other financial and accounting matters gained as a past and present chief financial officer of other public and private companies.

Julia Williams, M.D. was elected to our board of directors in August 2011. She has been an emergency department physician since 1989. She has worked at Flagstaff Medical Center since 1999. Dr. Williams is the founder and President of Humanitarian Efforts Reaching Out, or HERO, a non-profit 501(c)(3) organization that provides humanitarian services including medical and dental care, alternative power sources, solar cookers, vitamins, eye glasses, nutritional support and animal care. HERO’s mission is to help build healthy sustainable communities in underdeveloped Nations around the world. Dr. Williams has received her Doctor of Medicine from the University of Maryland School of Medicine and her Bachelors of Science from the University of Maryland. We believe that Dr. Williams is qualified to serve as a member of our board of directors because of her medical and scientific background, commitment to and experience with animal care, and long commitment to our vision.

Grover Wickersham was elected to our board of directors and appointed as its Vice Chairman in December 2015. Mr. Wickersham is also Vice Chairman of the board of directors of S&W Seed Company, a NASDAQ-traded agricultural company, Chairman of the Board of Eastside Distilling, Inc., an OTCQB-traded producer and “micro” distiller of spirits, a director of Verseon Corporation, a London AIM-listed pharmaceutical development company, and Vice Chairman of Arbor Vita Corporation, a private company that has developed a test for cervical cancer. Mr. Wickersham has been a director and portfolio advisor of Glenbrook Capital Management, the general partner of a partnership that invests primarily in securities, from 1996 to present. From 1996 to 2016, Mr. Wickersham has served as the chairman of the board of trustees of Purisima Fund, a mutual fund advised by Fisher Investments of Woodside, California. Mr. Wickersham is admitted to practice by the California State Bar and has specialized in securities law. From 1976 to 1981, Mr. Wickersham served as a staff attorney, and then as a branch chief, of the U.S. Securities and Exchange Commission. He holds an A.B. from the Univ. of California at Berkeley, an M.B.A. from Harvard Business School and a J.D. from Univ. of California (Hastings). We believe that Mr. Wickersham is qualified to serve as a member of our board of directors because of his experience and knowledge of corporate finance and legal matters, his experience and knowledge of operational matters gained as a past and present director of other public and private companies, and his knowledge of our company.

Family Relationships

Loretta Mayer, our co-founder, chair of the board and chief scientific officer and Cheryl Dyer, our co-founder, president, chief research officer and a director, are married.

Board Composition

Our board of directors currently consists of seven members, elected pursuant to our certificate of incorporation. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification, or removal. Board vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director or our entire board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of our outstanding capital stock entitled to vote in the election of directors.

Our board may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Julie Williams and Marc Dumont, and their terms will expire at the annual general meeting of stockholders to be held in 2017;
•	the Class II directors will be Cheryl Dyer and Bob Ramsey, and their terms will expire at the annual general meeting of stockholders to be held in 2018; and
•	the Class III directors will be Loretta Mayer, Matthew Szot and Grover Wickersham, and their terms will expire at the annual general meeting of stockholders to be held in 2019.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms and the requirement that a director may only be removed for cause may delay or prevent a change of our management or a change in control.

Director Independence

Generally, under the listing requirements and rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering. Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that Messrs. Dumont, Ramsey, Szot and Wickersham, and Dr. Williams are independent within the meaning of NASDAQ listing standards. Accordingly, a majority of our directors is independent, as required under applicable NASDAQ rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but rather intends to administer this oversight function directly through our board of directors as a whole, as well as through various standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also will, effective on the closing of this offering, have the responsibility to issue guidelines and policies to govern the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements. Our compensation committee will assess and monitor whether any of our compensation policies and programs have the potential to encourage excessive risk-taking.

Board Committees

Our board of directors includes an audit committee, a compensation committee and a corporate governance and nominating committee. Our audit, compensation and governance committees are comprised solely of independent board members.

Audit Committee

Our audit committee currently consists of Matthew Szot, who is the chair of the committee, Grover Wickersham and Marc Dumont, each of whom has been determined by our board of directors to be independent in accordance with NASDAQ and SEC standards. Mr. Szot is an “audit committee financial expert” as the term is defined under the SEC regulations. The audit committee operates under a written charter. The functions of the audit committee include:

•	Overseeing the engagement of our independent public accountants;
•	Reviewing our audited financial statements and discussing them with the independent public accountants and our management;
•	Meeting with the independent public accountants and our management to consider the adequacy of our internal controls; and;
•	Reviewing our financial plans, reporting recommendations to our full board of directors for approval and authorizing actions.

Both our independent registered accounting firm and internal financial personnel regularly meet with our audit committee and have unrestricted access to the audit committee.

Compensation Committee

Our compensation committee currently consists of Matthew Szot, who is the chair of the committee, Bob Ramsey and Julie Williams, each of whom has been determined by our board of directors to be independent in accordance with NASDAQ standards. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee operates under a written charter. The functions of the compensation committee include:

•	Reviewing and, if deemed appropriate, recommending to our board of directors policies, practices, and procedures relating to the compensation of our directors, officers, and other managerial employees and the establishment and administration of our employee benefit plans;
•	Determining or recommending to the board of directors the compensation of our executive officers; and
•	Advising and consulting with our officers regarding managerial personnel and development.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Grover Wickersham, who is the chair of the committee, Marc Dumont and Bob Ramsey, each of whom has been determined by our board of directors to be independent in accordance with NASDAQ standards. The corporate governance and nominating committee operates under a written charter. The functions of the corporate governance and nominating committee include:

•	Evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;
•	Evaluating and recommending candidates for election to our board of directors;
•	Establishing a policy for considering stockholder nominees for election to our board of directors; and
•	Reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has ever been one of our officers or employees. None of our executive officers serves, or in the past has served, as a member of the compensation committee or on the board of directors of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Conduct and Ethics

Our board of directors has adopted a code of ethics and business conduct that applies to our officers, directors, and employees. In addition the board of directors has adopted a policy for research misconduct, which also applies to all officers, directors and employees.

Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during the year ended December 31, 2015. We do not currently provide any cash compensation to our non-employee directors, however we reimburse non-employee directors for reasonable travel expenses for participation in board meetings and for travel conducted on behalf of our business. We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors.

Name	Option Awards ($)	Total ($)
Marc Dumont	$—	$—
Bob Ramsey	$—	$—
Matthew K. Szot	$142,400	$142,400
Julia Williams, M.D.	$142,200	$142,200
Grover Wickersham	$2,278,400	$2,278,400

Each of Dr. Mayer, who serves as our chair of the board, chief executive officer and chief scientific officer, and Dr. Dyer, who serves as our president and chief research officer, receives no compensation for her service as a director, and the compensation received by Drs. Mayer and Dyer as employees during 2015 is presented in “Executive Compensation — Summary Compensation Table.”

Following the closing of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by our principal executive officer and our two most highly compensated executive officers during our most recent fiscal year ended December 31, 2015. Throughout this prospectus, these officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(4)	Total ($)
Loretta P. Mayer, Ph.D., Chair of the Board, Chief Executive Officer and Chief Scientific Officer	2015	$107,000	$81,836	$2,410,400	$14,426	$2,613,662
Cheryl A. Dyer, Ph.D., President and Chief Research Officer	2015	$107,000	$60,000	$2,410,400	$6,749	$2,584,149
Thomas C. Chesterman(2), Chief Financial Officer and Treasurer	2015	$—	$—	$861,600	$—	$861,600
Thomas Ziemba(3)	2015	$150,000	$—	$—	$—	$150,000

(1)	The amounts in this column reflect the aggregate grant-date fair value of stock option awards, determined in accordance with ASC 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 12 (Stock-based Compensation) to the financial statements included elsewhere in this prospectus.
(2)	Mr. Chesterman was appointed as our executive vice president, chief financial officer, treasurer and assistant secretary in December 2015.
(3)	Mr. Ziemba resigned as president and chief executive officer and as a director in December 2015.
(4)	The amounts in this column reflect the payment by us of life insurance premiums for Dr. Mayer and Dr. Dyer pursuant to their respective employment agreements.

2015 Equity Awards

In July 2015, our board of directors granted to each of Dr. Dyer and Dr. Mayer options to purchase 300,000 shares of our common stock with an exercise price of $0.50 per share, in each case, on a post-reverse split basis, which options were fully vested on the date of grant. In addition, in July 2015, our board of directors granted to Mr. Ziemba an option to purchase 505,693 shares of our common stock with an exercise price of $0.50 per share, in each case, on a post-reverse split basis. The unvested portion of this option terminated on December 9, 2015, the date of Mr. Ziemba’s resignation, and the vested portion of this option expired on March 9, 2016, pursuant to the terms of the 2015 Plan. In October of 2015 per the terms of their then current employment agreements, Dr. Mayer and Dr. Dyer were each granted an option to purchase 40,000 shares of our common stock with an exercise price of $0.50 per share, in each case, on a post-reverse split basis, which options were fully vested upon grant. In connection with his service as a consultant, in October of 2015, Mr. Chesterman was granted an option to purchase 15,000 shares of our common stock with an exercise price of $0.50 per share, in each case, on a post-reverse split basis, which options fully vested upon his employment with us in December 2015. Further, in December 2015, in connection with the commencement of his employment, Mr. Chesterman was granted an option to purchase 120,000 shares of our common stock with an exercise price of $0.50 per share, in each case, on a post-reverse split basis, which option vests over a four-year vesting schedule, with  1/48th of the option vesting monthly beginning on January 1, 2016, until such option is vested in full or Mr. Chesterman’s employment is terminated. The vesting of the option shall accelerate in full upon a change in control. Mr. Chesterman’s option may also be early exercised by entering into a restricted stock purchase agreement containing a right of repurchase in favor of us on any unvested portion of the shares subject to the option.

Outstanding Equity Awards at December 31, 2015

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2015. All share amounts and exercise prices in the following table are on a post-reverse split basis.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Loretta P. Mayer	July 3, 2015	300,000	—	$0.50	July 3, 2025
	October 15, 2015	40,000	—	$0.50	October 15, 2015
Cheryl A. Dyer	July 3, 2015	300,000	—	$0.50	July 3, 2025
	October 15, 2015	40,000	—	$0.50	October 15, 2015
Thomas C. Chesterman(1)	December 1, 2015	—	120,000	$0.50	December 15, 2025
	September 9, 2015	15,000	—	$0.50	September 9, 2018
Thomas Ziemba	July 3, 2015	100,000	—	$0.50	July 3, 2025

(1)	Represents option grant to Mr. Chesterman on September 9, 2015 while he was serving as a consultant to the Company. The option grant fully vested upon employment with the Company in December 2015.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2015.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2015.

Employment Agreements with Named Executive Officers

We have agreements with our named executive officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group.

Agreement with Dr. Mayer.  We have entered into an employment letter agreement with Dr. Mayer dated June 30, 2016. Pursuant to this agreement, Dr. Mayer is entitled to receive an annual base salary of $300,000, which will be reviewed and may be adjusted periodically by the our compensation committee or board of directors. Dr. Mayer was paid a signing bonus of $150,000 immediately following the signing of her employment letter agreement. By entering into the employment letter agreement and accepting the signing bonus, Dr. Mayer agreed to waive all rights to receive any compensation amounts provided for in her previous employment agreement dated October 16, 2013.

During the term of Dr. Mayer’s employment with us, Dr. Mayer is eligible receive an annual bonus in an amount of up to 50% of her annual base salary, provided that whether Dr. Mayer is entitled to receive any bonus in any given year, and the specific amount of such bonus, shall be determined annually by our board of directors, and shall be based upon mutually agreeable performance objectives and other criteria to be determined by the board of directors. Annual bonuses will be payable within thirty days after the board of director’s determination that an annual bonus shall be awarded.

Pursuant to the terms of her employment letter agreement, on June 30, 2016 we granted to Dr. Mayer an award of restricted stock units (RSU) under our 2015 Plan, representing the right to receive 220,000 shares of our common stock on a post-reverse split basis. The RSU award vests and will be settled over a three-year period, with one-third of the units vesting on the 12-month anniversary of the date of grant, and the remaining units vesting in equal quarterly tranches over the following twenty-four months of continuous service.

Upon a change of control of our company, we have agreed to pay Dr. Mayer a bonus equal to (i) 1% of the amount of the net sale price (as such term is defined in her employment letter agreement) of our company that is $100,000,000 or less, plus (ii) an additional 0.5% of the amount of the net sale price of our company that is more than $100,000,000, payable in cash or other proceeds payable to our other stockholders. Under the terms of her agreement, Dr. Mayer shall be entitled to this change of control bonus if the change of control transaction occurs within 12 months following the termination of her employment by us without cause (as such term is defined in her employment letter agreement and excluding death or disability) or within 12 months following Dr. Mayer’s resignation for good reason (as such term is defined in her employment letter agreement), provided that Dr. Mayer remains in compliance with her confidentiality and other ongoing post-termination obligations under the employment letter agreement.

Dr. Mayer shall be entitled to accrue four weeks paid vacation and sick leave per calendar year, and may participate in our standard benefits plans. Dr. Mayer is also entitled to be reimbursed for reasonable out-of-pocket expenses incurred in the performance of her duties to our company in accordance with our rules and policies. We have agreed to pay the annual premiums (up to $10,000 per year) for a key person term life insurance policy of $1,000,000, subject to underwriter’s acceptance.

In the event that Dr. Mayer is terminated without cause (as such term is defined in her employment letter agreement) or if she resigns for good reason (as such term is defined in her employment letter agreement), then Dr. Mayer shall receive her base salary and health insurance benefits for a period of 12 months following the effective date of such termination. Dr. Mayer will also be entitled to any earned but unpaid annual bonus, and all of her outstanding equity awards will accelerate immediately upon the date of her termination without cause (excluding death or disability) or resignation for good reason.

Agreement with Dr. Dyer.  We have entered into an employment letter agreement with Dr. Dyer dated June 30, 2016. Pursuant to this agreement, Dr. Dyer is entitled to receive an annual base salary of $250,000, which will be reviewed and may be adjusted periodically by the our compensation committee or board of directors. Dr. Dyer was paid a signing bonus of $150,000 immediately following the signing of her employment letter agreement. By entering into the employment letter agreement and accepting the signing bonus, Dr. Dyer agreed to waive all rights to receive any compensation amounts provided for in her previous employment agreement dated October 16, 2013.

During the term of Dr. Dyer’s employment with us, Dr. Dyer is eligible to receive an annual bonus in an amount of up to 35% of her annual base salary, provided that whether Dr. Dyer is entitled to receive any bonus in any given year, and the specific amount of such bonus, shall be determined annually by our board of directors, and shall be based upon mutually agreeable performance objectives and other criteria to be determined by the board of directors. Annual bonuses will be payable within thirty days after the board of director’s determination that an annual bonus shall be awarded.

Pursuant to the terms of her employment letter agreement, on June 30, 2016, we granted to Dr. Dyer an RSU award under our 2015 Plan, representing the right to receive 220,000 shares of our common stock on a post-reverse split basis. The RSU award vests and will be settled over a three-year period, with one-third of the units vesting on the 12-month anniversary of the date of grant, and the remaining units vesting in equal quarterly tranches over the following twenty-four months of continuous service.

Upon change of control of our company, we have agreed to pay Dr. Dyer a bonus equal to (i) 1% of the amount of the net sale price (as such term is defined in her employment letter agreement) of our company that is $100,000,000 or less, plus (ii) an additional 0.5% of the amount of the net sale price of our company that is more than $100,000,000, payable in cash or other proceeds payable to our other stockholders in such company. Under the terms of her agreement, Dr. Dyer shall be entitled to this change of control bonus if the change of control transaction occurs within 12 months following the termination of her employment by us without cause (as such term is defined in her employment letter agreement and excluding death or disability)

or within 12 months following Dr. Dyer’s resignation for good reason (as such term is defined in her employment letter agreement), provided that Dr. Dyer remains in compliance with her confidentiality and other ongoing post-termination obligations under the employment letter agreement.

Dr. Dyer shall be entitled to accrue four weeks paid vacation and sick leave per calendar year, and may participate in our standard benefits plans. Dr. Dyer is also entitled to be reimbursed for reasonable out-of-pocket expenses incurred in the performance of her duties to our company in accordance with our rules and policies. We have agreed to pay the annual premiums (up to $10,000 per year) for a key person term life insurance policy of $1,000,000, subject to underwriter’s acceptance.

In the event that Dr. Dyer is terminated without cause (as such term is defined in her employment letter agreement) or if she resigns for good reason (as such term is defined in her employment letter agreement), then Dr. Dyer shall receive her base salary and health insurance benefits for a period of 12 months following the effective date of such termination. Dr. Dyer will also be entitled to any earned but unpaid annual bonus, and all of her outstanding equity awards will accelerate immediately upon the date of her termination without cause (excluding death or disability) or resignation for good reason.

Agreement with Mr. Chesterman.  We have entered into an employment offer letter with Mr. Chesterman dated November 20, 2015 to serve as our chief financial officer. Pursuant to this agreement, we pay Mr. Chesterman a salary of $250,000 per year, and in accordance with the letter agreement, Mr. Chesterman’s salary may be paid up to fifty percent (50%) in stock options until we are in the financial position to pay the salary entirely in cash, to be determined by the chief executive officer. In addition, Mr. Chesterman is eligible for a performance bonus, which amounts shall be determined at least annually by mutual agreement on achievement of personal and company goals, which bonus will be targeted to be no less than $200,000 per year. Per the offer letter, we granted Mr. Chesterman a stock option to purchase 120,000 shares of our common stock at an exercise price equal to $0.50 per share, in each case, on a post-reverse split basis, which option vests over a four-year vesting schedule, with  1/48th of the option vesting monthly beginning on January 1, 2016, until such option is vested in full or Mr. Chesterman’s employment is terminated. The vesting of the option shall accelerate in full upon a change in control of us. Mr. Chesterman’s option may also be early exercised by entering into a restricted stock purchase agreement containing a right of repurchase in favor of us on any unvested portion of the shares subject to the option.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2015 Equity Incentive Plan

Our board of directors adopted our 2015 Equity Incentive Plan, or our 2015 Plan, in July 2015, and our stockholders approved the 2015 Plan in July 2015. Our 2015 Plan was amended by our board of directors in May 2016, and such amendment was approved by our stockholders in September 2016, to increase the maximum number of shares of our common stock that may be issued under our 2015 Plan from 2,000,000 to 3,000,000 on a post-reverse split basis. Our 2015 Plan allows for the grant of incentive stock options to our employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to our employees, officers, directors and consultants.

Authorized Shares.  The maximum number of shares of our common stock that may be issued under our 2015 Plan is 3,000,000 on a post-reverse split basis.

To the extent that stock awards granted under our 2015 Plan expire or terminate without being exercised in full or are settled in cash, then any such expiration, termination or settlement will not reduce the number of shares available for issuance under our 2015 Plan.

Additionally, shares issued pursuant to stock awards under our 2015 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2015 Plan, although such shares may not be subsequently issued pursuant to the exercise of an incentive stock option.

Plan Administration.  Our board of directors or a duly authorized committee of our board of directors administers our 2015 Plan and the stock awards granted under it. Under our 2015 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, type of award, the exercise, purchase or exercise price of stock awards, if any, the number of shares subject to each stock award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2015 Plan. The board may amend the 2015 Plan in these and other respects with the consent of any adversely affected participant, although certain material amendments to the 2015 Plan require stockholder approval.

Under the 2015 Plan, the board of directors also has the authority to modify outstanding awards, reprice any outstanding option, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, although if any such action adversely affects a participant, the written consent of that participant is required.

Corporate Transactions.  Our 2015 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the stock award prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants in the same manner.

In the event of a change in control, awards granted under the 2015 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2015 Plan, a change in control is defined to include (1) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation of us otherwise occurs except for a liquidation into a parent corporation, (4) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock and (5) individuals who constitute our incumbent board of directors ceasing to constitute at least a majority of our board of directors.

Stock Options.  Incentive stock options and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.  In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2015 Plan, (ii) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (iii) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Transferability.  Under our 2015 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2015 Plan.

Plan Amendment or Termination.  Our board of directors has the authority to amend, suspend or terminate our 2015 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

2008 – 2009 Non-Qualified Stock Option Plan

Our board of directors adopted our 2008 – 2009 Non-Qualified Stock Option Plan, or our 2008 Plan, in December, 2008. Our 2008 Plan allows for the grant of non-qualified stock options (also sometimes referred to as nonstatutory stock options) to our employees, officers, directors and consultants.

Our 2015 Plan was adopted in July 2015 as the successor to the 2008 Plan. As a result, we did not grant any additional awards under the 2008 Plan following that date, although any awards granted under the 2008 Plan will remain subject to the terms of our 2008 Plan and applicable award agreements, until such outstanding awards that are stock options are exercised, or until they terminate or expire by their terms.

Authorized Shares.  The 2008 Plan has no limit on the number of shares of our common stock that may be issued pursuant to stock options issued under such plan, provided that the Plan includes the following limits on the aggregate sales price or amount of options that may be granted during any consecutive 12-month period: (i) $1,000,000; (ii) 15% of our total assets measured as of our most recent annual balance sheet date; or (iii) 15% of the outstanding amount of our common stock as of our most recent annual balance sheet date.

Plan Administration.  A committee of our board of directors administers our 2008 Plan and the stock options granted under it. The interpretation of the Plan by the committee shall be final unless otherwise determined by the board of directors.

Stock Options.  Nonstatutory stock options are granted under our 2008 Plan pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2008 Plan, provided that the exercise price of a stock option generally cannot be less than $15.00 per share on a post-reverse split basis or 100% of the fair market value of our common stock on the date of grant, unless otherwise determined in the committee’s discretion. Options granted under the 2015 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Changes to Capital Structure.  In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to number of shares and exercise price or purchase price, if applicable, of all outstanding stock options.

Corporate Transactions.  Our 2008 Plan provides that in the event of specified significant corporate transactions, including the consummation of a merger or consolidation where we do not survive the transaction, a sale or transfer of all or substantially all of our assets, or a similar transaction, our board of directors may either provide for the accelerated exercisability or the assumption of outstanding options by the acquiring company in such transaction.

Insurance Premiums

We pay premiums for medical insurance and dental insurance for all full-time employees, including our named executive officers. We also offer high deductible plan options that include a healthcare flexible spending account component for all full-time employees, including our named executive officers. These benefits are available to all full-time employees, subject to applicable laws. We also pay premiums for life insurance and long-term disability insurance benefits for two of our named executive officers per the terms of their respective employment letter agreements, Loretta P. Mayer, Ph.D. and Cheryl A. Dyer, Ph.D., and we also pay premiums for long-term disability insurance benefits for Kim Wolin, our executive vice president — operations and secretary, per the terms of her employment agreement.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, to be effective upon the completion of this offering, will provide, and our current bylaws provide, that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	Any breach of a director’s duty of loyalty to us or to our stockholders;
•	Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	Unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	Any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we are empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have been party to the following transactions since January 1, 2012, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, promoters or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described in this prospectus in the section entitled “Executive Compensation.”

Private Placements of Securities

Preferred Stock and Convertible Notes

The following table summarizes the shares of preferred stock and convertible notes issued since January 1, 2012 to any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, the value of which exceed or will exceed $120,000. All currently outstanding shares of Series A and Series B convertible preferred stock will be converted into common stock immediately prior to the closing of this offering.

All share amounts and exercise prices in the following table are on a post-reverse split basis.

Name of director, officer or 5% stockholder	Date issued	Number of shares of Series A Convertible preferred stock	Number of shares of Series B Convertible preferred stock		Aggregate purchase price paid
NAU Ventures, LLC	November 12, 2015	40,000	—		$4,380,073
Lindsay Anne Wickersham 1999 Irrevocable Trust(1)	December 31, 2015	—	20,000		$155,000
Glenbrook Capital LP(1)	January 7, 2016	—	40,000		$310,000
Marc Dumont	December 31, 2015	—	52,761	(2)	$408,898
NR Malibu Road LLC(3)	December 31, 2015	—	23,454		$181,770

(1)	Grover Wickersham, our vice-chair, is affiliated with the Lindsay Anne Wickersham 1999 Irrevocable Trust and Glenbrook Capital LP.
(2)	These shares of Series B convertible preferred stock were issued upon conversion of the outstanding principal and accrued interest on a convertible promissory note issued to Mr. Dumont on June 11, 2015 in original principal amount of $400,000.
(3)	Bob Ramsey, a member of our board of directors, is affiliated with NR Malibu Road LLC.

Warrants to Purchase Common Stock

The following table summarizes the warrants to purchase common stock issued since January 1, 2012 to any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, the value of which exceed or will exceed $120,000.

All share amounts and exercise prices in the following table are on a post-reverse split basis.

Name of director, officer or 5% stockholder	Date issued	Number of shares of common stock	Exercise price
NAU Ventures, LLC	November 12, 2015	210,526	$15.00
Marc Dumont	July 21, 2015	26,667	$7.50
Yellowjacket, LP(1)	August 16, 2016	20,000	$7.50
Glenbrook Capital, LP(1)	August 16, 2016	20,000	$7.50

(1)	Yellowjacket, LP and Glenbrook Capital, LP are affiliates of Grover Wickersham, our vice-chair.

Common Stock

The following table summarizes the common stock issued since January 1, 2012 to any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, the value of which exceed or will exceed $120,000.

All share amounts and exercise prices in the following table are on a post-reverse split basis.

Name of director, officer or 5% stockholder	Date issued	Number of shares of common stock	Aggregate purchase price paid
NR Malibu Road LLC(1)	July 15, 2014	11,667	$175,002
Grover Wickersham	March 30, 2016	320,000	$160,000
Bob Ramsey	April 7, 2016	20,000	$150,000
Marc Dumont(2)	May 6, 2016	59,930	$149,824
Glenbrook Capital LP(3)	May 6, 2016	144,000	$360,000
NR Malibu Road LLC(1)	May 6, 2016	140,202	$350,505
Julia A. Williams(4)	May 6, 2016	52,800	$132,000

(1)	Bob Ramsey, a member of our board of directors, is affiliated with NR Malibu Road LLC.
(2)	Shares are held by Marc Dumont and Patrick Dumont, JTWROS, an affiliate of Mr. Dumont.
(3)	Grover Wickersham, our vice-chair, is affiliated with Glenbrook Capital LP.
(4)	Shares are held by Julia A. Williams MD Trust, an affiliate of Dr. Williams.

Executive Employment Arrangements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements, see the section of the prospectus captioned “Executive Compensation —  Employment Agreements with Named Executive Officers.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

We intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy, but after presentation, consideration and approval by our board of directors.

In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or the NASDAQ Stock Market listing requirements.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of August 31, 2016, information regarding beneficial ownership of our capital stock by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	Each of our named executive officers;
•	Each of our directors;
•	All of our current executive officers and directors as a group; and
•	Each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options or warrants that are exercisable within 60 days after August 31, 2016 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 8,218,041 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of August 31, 2016 on a post-reverse split basis. We have based our calculation of the percentage of beneficial ownership after this offering on      shares of our common stock outstanding immediately after the closing of this offering, which assumes (1) the issuance of 883,609 shares of common stock on a post-reverse split basis, upon the conversion of our convertible preferred stock, (2) the issuance of      shares of common stock that we are selling in this offering and (3) no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock from us.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SenesTech, Inc., 3140 N. Caden Court, Suite 1, Flagstaff, Arizona 86004.

All share amounts and exercise prices in the following table are on a post-reverse split basis.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option		Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
	Number	Percent	Number	Percent		Number	Percent
5% Stockholders:
Susan L. Dawson	420,928	5%
NAU Ventures, LLC(1)	610,526	7%
Directors and Named Executive Officers:
Loretta P. Mayer, Ph.D.(2)	823,276	10%
Cheryl A. Dyer, Ph.D.(2)	825,716	10%
Thomas C. Chesterman	40,000	*
Marc Dumont(3)	151,526	2%
Bob Ramsey(4)	254,748	3%

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option		Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
	Number	Percent	Number	Percent		Number	Percent
Matthew K. Szot	20,000	*
Julia Williams, M.D.(5)	109,986	1%
Grover Wickersham(6)	612,000	7%
All executive officers and directors as a group (9 persons)(7)	3,302,078	37%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	NAU Ventures, LLC (NAU Ventures) is an Arizona nonprofit limited liability company, of which Northern Arizona University Foundation is the sole member. NAU Ventures is a collaboration between Northern Arizona University and local businesses with a goal of stimulating the local economy while accelerating the transfer from research into real world applications by promoting local businesses. Dr. Betsy Mennell is the chief executive officer of NAU Ventures, is employed at Northern Arizona University, reports to the board of NAU Ventures and is the representative signing on behalf of NAU Ventures.
(2)	Drs. Mayer and Dyer are married, but for purposes of the share amounts and percentages in this table, their beneficial ownership is displayed separately. Drs. Mayer and Dyer are also the only selling stockholders.
(3)	Includes shares held by Marc Dumont and Patrick Dumont, JTWROS, an affiliate of Mr. Dumont.
(4)	Includes shares of common stock and Series B convertible preferred stock held by Arrowsky LLC and NR Malibu Road LLC, affiliates of Mr. Ramsey.
(5)	Includes shares of common stock held by Julia A. Williams MD Trust, an affiliate of Dr. Williams.
(6)	Includes shares of common stock and Series B convertible preferred stock held by Lindsay Anne Wickersham 1999 Irrevocable Trust, Glenbrook Capital LP and Paxton Lee Shoen 1998 Education Trust, affiliates of Mr. Wickersham.
(7)	Includes shares of common stock and options to purchase common stock held by Kim Wolin, our executive vice president, operations and secretary.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the closing of this offering. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of 110,000,000 shares, all with a par value of $0.001 per share, of which 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as preferred stock.

As of August 31, 2016, we had outstanding 8,218,041 shares of common stock on a post-reverse split basis, which assumes the conversion of all 883,609 shares of preferred stock outstanding as of August 31, 2016 on a post-reverse split basis, into the same number of shares of common stock immediately prior to the closing of this offering. Our outstanding capital stock was held by approximately 640 stockholders of record as of August 31, 2016.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.

Except as otherwise required by Delaware law, all stockholder action, other than the election of directors or certain amendments of our amended and restated certificate of incorporation, is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy. The election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote at any meeting held for such purposes at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy. Certain amendments to our amended and restated certificate of incorporation require the approval of holders of at least sixty-six and two-third percent (66 2/3%) of the voting power of all then outstanding shares of our common stock entitled to vote generally in the election of directors, voting together as a single class.

Prior to the consummation of this offering, we intend to conduct a reverse stock split to reduce the aggregate number of outstanding shares of common stock from 41,090,203 shares on a pre-reverse split basis to a total of 8,218,041 shares on a post-reverse split basis. As a result of the reverse stock split, every five shares of our common stock, either issued or outstanding, immediately prior to the filing and effectiveness of our amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware, will automatically be combined and converted (without any further act) into one share of fully paid and nonassessable shares of common stock, with resultant fractional shares rounded to the nearest whole number of shares (and no consideration paid therefor). The reverse stock split will have the effect of reducing the percentage of common stock to be held by our existing stockholders on a post-offering basis from     % to     % (which assumes that the underwriters do not exercise their over-allotment option to purchase additional common stock from us). In addition, the reverse stock split will have the effect of increasing

the percentage of common stock to be held by investors in this offering on a post-offering basis from     % to     % (assuming that the underwriters do not exercise their over-allotment option to purchase additional common stock from us).

Preferred Stock

The holder of all of the outstanding shares of Series A convertible preferred stock has agreed to convert all of its shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis immediately prior to the consummation of this offering. As a result, all currently outstanding shares of preferred stock will be converted to common stock immediately prior to the closing of this offering. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock or common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock or common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of August 31, 2016, options to purchase 20,000 shares of our common stock issued pursuant to our 2008 Plan at a weighted-average exercise price of $15.00 per share were outstanding, in each case, on a post-reverse split basis.

As of August 31, 2016, options to purchase 1,325,300 shares of our common stock issued pursuant to our 2015 Plan at a weighted-average exercise price of $0.60 per share were outstanding, in each case, on a post-reverse split basis.

Warrants

As of August 31, 2016, we had the following outstanding warrants to acquire shares of common stock:

Warrants automatically net exercised upon the closing of this offering

Warrants to purchase 263,733 shares of common stock having a weighted-average exercise price of $7.50 per share, in each case, on a post-reverse split basis, are exercisable until the earlier of (i) five years from the date of issuance, (ii) the closing of this offering and (iii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the closing of this offering, they will be automatically exercised pursuant to this net exercise provision.

Warrants automatically net exercised on second anniversary of the closing of this offering

Warrants to purchase 49,032 shares of common stock having a weighted-average exercise price of $7.50 per share, in each case, on a post-reverse split basis, are exercisable until the earlier of (i) three years from the date of issuance, (ii) the second anniversary of the closing of this offering and (iii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the third anniversary of the closing of this offering, they will be automatically exercised pursuant to this net exercise provision.

Warrants to purchase 100,000 shares of common stock having a weighted-average exercise price of $7.50 per share, in each case, on a post-reverse split basis, are exercisable until the earlier of (i) five years from the date of issuance, (ii) the second anniversary of the closing of this offering and (iii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the second anniversary of the closing of this offering, they will be automatically exercised pursuant to this net exercise provision.

Warrants to purchase 121,227 shares of common stock having a weighted-average exercise price of $7.50 per share, in each case, on a post-reverse split basis, are exercisable until the earlier of (i) ten years from the date of issuance, (ii) the second anniversary of the closing of this offering and (iii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the second anniversary of the closing of this offering, they will be automatically exercised pursuant to this net exercise provision.

Other Warrants

NAU Ventures, LLC, the holder of all of our outstanding shares of Series A convertible preferred stock immediately prior to closing of this offering, holds a warrant to acquire 210,526 shares of common stock at an exercise price of $15.00 per share, in each case, on a post-reverse split basis. This warrant is exercisable until the earlier of (i) three years from the date of issuance, (ii) the closing of this offering and (iii) the closing of our liquidation, dissolution or winding up. The warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrant is not exercised prior to the closing of this offering, it will automatically terminate.

The University of Arizona, with whom we have a license agreement, holds a warrant to acquire 15,000 shares of common stock at an exercise price of $7.50 per share, in each case, on a post-reverse split basis. This warrant is exercisable until the earlier of (i) three years from the date of issuance, or (ii) the closing of our liquidation, dissolution or winding up. The warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.

Underwriters’ Warrants

Please see “Underwriting — Underwriters’ Warrant” on page 95 for a description of the warrants we have agreed to issue to the underwriters in this offering, subject to completion of this offering.

Registration Rights

We are not party to any agreements that provide our security holders with registration rights.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation to be effective upon the closing of this offering will provide, and our current bylaws provide, that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by a resolution adopted by a majority of our board, class, our chair of the board, our chief executive officer or the president. Any power of the stockholders to call a special meeting is specifically denied by the terms of our amended and restated certificate of incorporation.

As described above in “Management — Board Composition,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	Before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	Upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-third percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	Any merger or consolidation involving the corporation and the interested stockholder;
•	Any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	Subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	Any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	The receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Listing

We intend to apply for listing of our common stock on the NASDAQ Capital Market under the symbol “SNES.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc. The transfer agent and registrar’s address is 512 SE Salmon Street, Portland, Oregon 97214.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of August 31, 2016, upon the closing of this offering, we will have outstanding an aggregate of      shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants to purchase shares of our common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into      shares of common stock upon the closing of this offering. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be eligible for sale under Rule 144 or Rule 701 of the Securities Act upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	The average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 pursuant to Rule 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as described in “— Lock-Up Agreements” below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701 of the Securities Act, or Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•	Persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and
•	Our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of August 31, 2016, options to purchase a total of 1,345,300 shares of common stock were outstanding, of which 937,170 were vested and were exercisable as of such date, in each case, on a post-reverse split basis. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below in the section of this prospectus titled “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

As described under the section of this prospectus titled “Underwriting — Lock-Up Agreements” below, we, each of our directors and executive officers, the selling stockholders and holders of at least 5% of our capital stock have agreed, subject to specified exceptions, not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners, for a period of 180 days from the date of the final prospectus for the offering.

Roth Capital Partners may, in its sole discretion, at any time or from time to time and without notice, release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our securityholders that contain lock-up provisions imposing restrictions on the ability of such securityholders to offer, sell or transfer our common stock or other securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, no holders of shares of our common stock or securities convertible into shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2015 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any U.S. federal estate or gift tax, or any state, local or non-U.S. tax consequences. Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who are subject to the alternative minimum tax or the Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

Distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion below regarding backup withholding and foreign accounts.

To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. You should consult with your own tax advisor to determine whether you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and, if so, whether you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Subject to the discussion below regarding foreign accounts, the applicable withholding agent generally will not be required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce a Non-U.S. Holder’s basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a USRPHC if interests in U.S. real estate constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a USRPHC, however, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If we are treated to be a USRPHC and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock, and the Non-U.S. Holder will generally be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% may also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such tax. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this withholding on their investment in our common stock.

The withholding provisions described above currently apply to payments of dividends on our common stock and will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS OR APPLICABLE TREATIES.

UNDERWRITING

Roth Capital Partners, LLC (“Roth”) is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares of Common Stock
ROTH Capital Partners, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The representative of the underwriters has advised us that the underwriters propose to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $     per share. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $     per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we and the two selling stockholders, which include our chair of the board and chief executive officer, and our president and director, will grant the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional shares and     shares, respectively, of common stock, at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $    , $     and $    , respectively. We will receive no proceeds from shares sold by the selling stockholders.

Stabilization

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the representative for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
•	Short sales and over-allotments occur when the representative, on behalf of the underwriting syndicate, sells more of our shares of common stock than it purchases from us in this offering. To cover the resulting short position, the representative may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.
•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the representative on behalf of the underwriters in order to reduce a short position incurred by the representative.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the NASDAQ Capital Market or otherwise.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Underwriters’ Compensation

Commission

We and the selling stockholders have agreed to sell the shares of common stock to the underwriters at the initial offering price of $     per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less the     % underwriting discount. In the event this offering is consummated, we are not required to pay, or reimburse the underwriters for, expenses or legal fees incurred by the underwriters in connection with this offering. In the event the underwriters are ready to proceed, but the Company abandons this offering, the Company will reimburse the underwriters directly for up to $100,000 of reasonable and accountable legal fees and expenses (which includes the $50,000 already advanced for such purpose), not to exceed the actual legal fees incurred.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately     .

Underwriters’ Warrant

We have agreed to issue to the underwriters warrants initially exercisable for up to      shares of common stock (10% of the shares of common stock sold in this offering, excluding the option to purchase additional shares) to be allocated     % to Roth and     % to     . The warrants are not included in the securities being sold in this offering. The shares issuable upon exercise of the warrants are identical to those offered by this prospectus. The warrants are exercisable at a per share price equal to 120% of the price per share in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five-year period commencing one year from the effective date of this offering, which period shall not extend further than five years from the effective date of this offering in compliance with FINRA

Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under Rule 5100(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price and the number of underlying shares will not be adjusted for issuance of common stock at a price below the warrant exercise price.

Advisory Fee

We have agreed to pay Roth an advisory fee equal to 0.5% of the gross proceeds of this offering for business advisory services rendered by Roth to us in preparation for the offering.

The following table summarizes the underwriting discount we and the selling stockholders will pay to the underwriters and the advisory fee we will pay to the representative of the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total without Over-Allotment Option		Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$		$
Total advisory fee to be paid by us	$	$		$
Total underwriting discount to be paid by the selling stockholders	$		$—	$

Lock-Up Agreements

Each of our directors and executive officers, the selling stockholders and holders of at least 5% of our capital stock, which represent in the aggregate     % of our currently outstanding shares of common stock, have agreed to a 180-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 180 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the underwriters.

The underwriter has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriter.

Participation in Future Offerings

Pursuant to the terms of our engagement letter with Roth, if, during the Engagement Period, which is scheduled to end on February 11, 2017, and for a period of six months thereafter, the Company decides to pursue any public or private offering of equity, equity-linked or debt securities (each a “Financing”), then the Company will engage Roth as a placement agent or underwriter and bookrunner, as applicable, for such Financing, in each case under a separate agreement containing customary terms and conditions mutually agreed upon by the Company and Roth.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the shares of common stock were:

•	Our history and our prospects;
•	Our financial information and historical performance;
•	The industry in which we operate;
•	The status and development prospects for our products and services;
•	The experience and skills of our executive officers; and
•	The general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares of common stock can be resold at or above the public offering price.

Listing

The Company has applied to list the common stock on the NASDAQ Capital Market, subject to notice of issuance, under the symbol “SNES.” Once the securities comprising the common stock begin separate trading, we anticipate that the common stock will be listed on the NASDAQ Capital Market under the symbol “SNES.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	To any legal entity which is a qualified investor as defined in Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC (the “Prospectus Directive”);
•	To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or
•	In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and each of our and the representative’s affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive 2003/71/EC, and has not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended)(the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to: (1) persons who receive this prospectus outside of the United Kingdom; and (2) persons in the

United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Person(s)”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriters have represented, warranted and agreed that:

•	They have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and
•	They have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Summit Law Group, PLLC, Seattle, Washington. The underwriters are being represented by Dickinson Wright PLLC, Troy, Michigan.

EXPERTS

The financial statements at December 31, 2014 and 2015, and for the years then ended, included in this prospectus and in the registration statement have been so included in reliance on the report of M&K CPAS, PLLC, an independent registered public accounting firm, appearing elsewhere and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3140 N. Caden Court, Suite 1, Flagstaff, Arizona 86004 or telephoning us at (928) 779-4143.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.SenesTech.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is incorporated by reference in, and is not part of, this prospectus.

SENESTECH, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
SenesTech, Inc.

We have audited the accompanying balance sheets of SenesTech, Inc. as of December 31, 2014 and 2015 and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SenesTech, Inc. as of December 31, 2014 and 2015, and the results of its operations, and its cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company suffered losses from operations which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC
www.mkacpas.com
Houston, Texas
October 7, 2016

SenesTech, Inc.

Balance Sheets
(In thousands, except shares and per share data)

	December 31,
	2014	2015
Assets
Current assets:
Cash	$821	$141
Accounts receivable	31	13
Prepaid expenses and other	33	36
Total current assets	885	190
Property and equipment, net	635	613
Deferred offering costs and other	9	138
Total assets	$1,529	$941
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Short-term debt	$1,894	$27
Accounts payable	151	544
Accrued expenses	1,569	758
Notes payable, related parties	288	462
Convertible notes payable, related parties	702	200
Deferred revenue	186	221
Total current liabilities	4,790	2,212
Notes payable, related parties	57	34
Convertible notes payable, related parties, net	171	—
Long-term debt, net	49	450
Common stock warrant liability	—	63
Deferred compensation obligation and other	2,000	2,028
Deferred revenue	186	—
Total liabilities	7,253	4,787
Commitments and contingencies (Note 15)
Series A convertible preferred stock, $0.001 par value, authorized 2,000,000 shares; issued and outstanding 400,000 shares at December 31, 2015 on a post-reverse split basis; liquidation preference of $2.017 at December 31, 2015	—	4,380
Series B convertible preferred stock, $0.001 par value, authorized 7,515,000 shares; issued and outstanding 399,512 shares at December 31, 2015 on a post-reverse split basis	—	3,096
Stockholders’ deficit:
Common stock, $0.001 par value, authorized 100,000,000 shares; issued and outstanding, 3,629,921 and 4,108,766 shares at December 31, 2014 and 2015, respectively on a post-reverse split basis	4	4
Additional paid-in capital	26,281	39,000
Accumulated other comprehensive income, Series A convertible preferred stock dividend	—	17
Stock subscribed but not issued	158	14
Accumulated deficit	(32,167)	(50,357)
Total stockholders’ deficit	(5,724)	(11,322)
Total liabilities, convertible preferred stock and stockholders’ deficit	$1,529	$941

The accompanying notes are an integral part of these financial statements.

SenesTech, Inc.

Statements of Operations and Comprehensive Loss
(In thousands, except shares and per share data)

	Year Ended December 31,
	2014		2015
Revenue:
License revenue		$116		$186
Other revenue		83		55
Total revenue		199		241
Operating expenses:
Research and development		3,196		7,221
General and administrative		2,700		8,665
Total operating expenses		5,896		15,886
Loss from operations		(5,697)		(15,645)
Interest expense		(342)		(418)
Interest expense, related parties		(290)		(437)
(Loss) gain on extinguishment of notes and convertible notes, related parties (Notes 7 and 8)		(902)		569
Loss on extinguishment of NAU promissory note (Note 6)		—		(1,530)
Loss on extinguishment of secured promissory note (Note 6)		—		(34)
Other income (expense)		31		(678)
Total other income (expense)		(1,503)		(2,528)
Net loss and comprehensive loss		$(7,200)		$(18,173)
Accruing Series A convertible preferred stock dividends		—		17
Net loss attributable to common stockholders		$(7,200)		$(18,190)
Loss per share attributable to common stockholders, basic and diluted		$(2.11)		$(4.71)
Weighted average common shares outstanding, basic and diluted		3,399,655		3,852,349
Pro forma data – (Unaudited) (Note 2)
Loss per share attributable to common stockholders, basic and diluted	$		$
Weighted average common shares outstanding, basic and diluted

The accompanying notes are an integral part of these financial statements.

SenesTech, Inc.

Statement of Changes in Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except shares and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Stock Subscribed not Issued		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balances at December 31, 2013	—	$—	—	$—	3,175,148	$4	$17,748	51,700	$495	—	$(24,967)	$(6,720)
Issuance of common stock for cash	—	—	—	—	206,996	—	3,105	—	—	—	—	3,105
Issuance of common stock upon conversion of notes (Note 11)	—	—	—	—	135,963	—	1,924	—	—	—	—	1,924
Issuance of common stock for services	—	—	—	—	18,211	—	273	—	—	—	—	273
Issuance of common stock upon exercise of stock options					52,400	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	2,510	—	—	—	—	2,510
Convertible notes payable, beneficial conversion feature	—	—	—	—	—	—	384	—	—	—	—	384
Reclassification of subscribed shares to common stock	—	—	—	—	41,203	—	337	(41,204)	(337)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(7,200)	(7,200)
Balances at December 31, 2014	—	—	—	—	3,629,921	4	26,281	10,496	158	—	(32,167)	(5,724)
Issuance of common stock upon conversion of notes (Note 11)	—	—	—	—	80,417	—	610	—	—	—	—	610
Issuance of common stock for services, stock certificates not issued for 3,250 shares	—	—	—	—	100	—	1	3,250	15	—	—	16
Shares of common stock forfeited	—	—	—	—	—	—	—	(3,041)	(47)	—	—	(47)
Issuance of common stock upon exercise of stock options and warrant	—	—	—	—	390,873	—	78	—	—	—	—	78
Issuance of Series A convertible preferred stock for cancellation of note (Note 6)	400,000	4,380	—	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock for cash (Note 10)	—	—	20,000	155	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock for cancellation of notes (Notes 7 and 8)	—	—	379,512	2,941	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	11,262	—	—	—	—	11,262
Warrant issued in connection with cancellation of NAU promissory note	—	—	—	—	—	—	330	—	—	—	—	330
Recognition of warrants issued with 2014/2015 convertible notes	—	—	—	—	—	—	97	—	—	—	—	97
Recognition of warrant issued with secured promissory note and other promissory notes	—	—	—	—	—	—	229	—	—	—	—	229
Reclassification of subscribed shares to common stock	—	—	—	—	7,455	—	112	(7,455)	(112)	—	—	—
Series A convertible preferred stock dividend	—	—	—	—	—	—	—	—	—	17	(17)	—
Net loss	—	—	—	—	—	—	—	—	—	—	(18,173)	(18,173)
Balances at December 31, 2015	400,000	$4,380	399,512	$3,096	4,108,766	$4	$39,000	3,250	$14	$17	$(50,357)	$(11,322)

The accompanying notes are an integral part of these financial statements.

SenesTech, Inc.

Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(7,200)	$(18,173)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization on property and equipment	125	182
Stock-based compensation	2,510	11,262
Shares of common stock issued for services, net of forfeitures	273	(10)
Common stock warrant issued as consideration	—	53
Non-cash charge for settlement of past services	140	—
Non-cash interest expense from convertible notes and notes payable	373	519
Amortization of debt discount	171	177
Change in fair value of convertible notes payable, related parties	(3)	671
Revaluation of common stock warrant liability	—	10
Loss (gain) on extinguishment of secured convertible promissory note, related parties	902	(569)
Loss on extinguishment of promissory note	—	34
Loss on extinguishment of secured promissory note	—	1,530
Changes in operating assets and liabilities:
Accounts receivable	(31)	18
Prepaid expenses and other	(33)	(3)
Other assets	—	3
Accounts payable	48	393
Accrued expenses and other	152	388
Deferred revenue	46	(151)
Net cash used in operating activities	(2,527)	(3,666)
Cash flows from investing activity:
Purchases of property and equipment	(614)	(130)
Cash flows from financing activities:
Proceeds from the issuance of Series B convertible preferred stock	—	155
Proceeds from the issuance of shares of common stock	3,105	—
Proceeds from issuance of convertible notes payable, related parties	834	1,915
Proceeds from notes payable, related parties	—	222
Proceeds from issuance of notes payable	—	1,000
Repayments of notes payable	(13)	(13)
Repayments of notes payable, related parties	(94)	(71)
Repayments of capital lease obligations	(12)	(16)
Payment of deferred offering costs	—	(132)
Proceeds from exercise of stock options	—	56
Net cash provided by financing activities	3,820	3,116
Net increase (decrease) in cash	679	(680)
Cash at beginning of period	142	821
Cash at end of period	$821	$141
Supplemental disclosures
Cash paid for interest	$26	$16
Supplemental Disclosure of Non-Cash Investing and Financing Activities
Issuance of Series A convertible preferred stock and common stock warrant in connection with a cancellation of a note and accrued interest (Note 6)	$—	$4,380
Issuance of Series B convertible preferred stock in connection with conversion of convertible notes and notes payable (Notes 7 and 8)	$—	$2,941
Issuance of shares of common stock upon conversion of convertible notes payable (Note 11)	$1,924	$610
Issuance of capital lease obligations for purchases of equipment	$39	$30
Debt discount on convertible notes payable	$384	$229
Issuance of warrants with notes payable	$—	$97
Shares issued from stock payable	$280	$—

The accompanying notes are an integral part of these financial statements.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1. Nature of Business and Basis of Presentation

SenesTech, Inc.(the “Company”) was formed in July 2004 and incorporated in the state of Nevada. The Company subsequently reincorporated in the state of Delaware in November 2015.

The Company has developed proprietary technology for managing animal pest populations through fertility control. The Company believes that its innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Its first fertility control product candidate, ContraPest, will be marketed for use in controlling the rat population. The innovative compound is consumed by rats and leaves them unable to reproduce, without other observable side effects. The Company is pursuing regulatory approvals for ContraPest in various jurisdictions, including the United States (“U.S.”), India, Argentina and the European Union. On August 23, 2015, the Company submitted ContraPest for registration with the U. S. Environmental Protection Agency (“EPA”), and the EPA granted registration approval for ContraPest effective August 2, 2016. Following regulatory approval for ContraPest, the Company plans to commercialize and distribute ContraPest by leveraging new and existing third party relationships with manufacturing, marketing and distribution partners in the U.S. and internationally. See Note 14.

The Company has not generated any revenue from product sales. Since its inception, the Company has devoted substantially all of its efforts to performing research and development, conducting pilot tests, raising capital, recruiting personnel, acquiring licenses and working to obtain regulatory approvals. The Company is focused on continuing its research and development activities to develop and commercialize additional fertility control products. The Company has its corporate headquarters in Flagstaff, Arizona and operates in one reportable segment.

Going Concern

The Company is subject to a number of risks and uncertainties common to companies with a limited operating history and in similar stages of development. From inception through December 31, 2015, the Company has not generated any revenue from product sales. The Company plans to continue to incur significant research, development, and other expenses related to its ongoing operations. The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and commercialization of ContraPest and its other product candidates; (iii) market acceptance and commercial viability of ContraPest and other products if the Company obtains the necessary regulatory approvals; (iv) the ability to market its products and establish an effective sales force and marketing infrastructure to generate significant revenue; (v) the ability to retain and attract key personnel to develop, operate and grow its business; and (vi) the timely and successful completion of additional financing.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred operating losses since its inception and has an accumulated deficit of $50.3 million as of December 31, 2015. The Company expects to continue to incur significant expenses and operating losses, and generate negative operating cash flows for the foreseeable future. These prior losses and expected future losses have had, and will continue to have, an adverse effect on the Company’s financial condition. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company requires additional capital and plans to continue to fund its operating losses and research and development activities in the near term by issuing additional debt and equity instruments. However, if such equity or debt financing is not available at adequate levels, the Company will need to reevaluate its plans. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

All amounts shown in these financial statements are in thousands, except percentages and per share and share amounts. Per share and share amounts reflect post-reverse split values.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The significant estimates in the Company’s financial statements include the valuation of preferred stock, common stock and related warrants, and other stock-based awards. Actual results could differ from such estimates.

Deferred Offering Costs

Deferred offering costs consist primarily of legal, accounting and other direct and incremental fees and costs related to the Company’s planned initial public offering. The deferred offering costs will be offset against the proceeds received from the initial public offering upon the closing of the offering. In the event the offering is postponed or terminated, such deferred offering costs will be expensed. At December 31, 2015, deferred offering costs of $132 were deferred in the accompanying balance sheet.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of ninety days or less at the time of deposit to be cash equivalents. The Company does not have any cash equivalents for the periods presented.

Accounts Receivable

Accounts receivable consist primarily of trade receivables. The Company provides an allowance for doubtful trade receivables equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable. The allowance for doubtful trade receivables was $0 as of December 31, 2015 and 2014 as we believe all of our receivables are fully collectable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Equipment held under capital leases are stated at the present value of minimum lease payments less accumulated amortization.

Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. The cost of leasehold improvements is amortized over the life of the improvement or the term of the lease, whichever is shorter. Equipment held under capital leases are amortized over the shorter of the lease term or estimated useful life of the asset. The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require long-lived assets or asset groups to be tested for possible impairment, the Company compares the undiscounted cash flows expected to be generated from the use of the asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, such as discounted cash flow models and the use of third-party independent appraisals. The Company has not recorded an impairment of long-lived assets since its inception.

Revenue Recognition

The Company recognizes revenue from licensing agreements and contracts to perform pilot studies when (i) persuasive evidence of an arrangement exists; (ii) the performance of service has been rendered to a

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

customer or delivery has occurred; (iii) the amount of fee to be paid by a customer is fixed and determinable; and (iv) the collectability of the fee is reasonably assured.

The Company has generated revenue from a license agreement with a strategic partner, pursuant to which the Company has granted to such partner the exclusive right to manufacture and distribute its product, ContraPest, once the required regulatory approvals have been received (See Note 14). The terms of the licensing agreement contain multiple elements or deliverables, as discussed below. Management evaluates whether the arrangement involving the multiple deliverables contains more than one unit of accounting. To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances of the arrangement.

The Company determined that the license granted pursuant to the license agreement did not have stand-alone value and, therefore, the nonrefundable, upfront license fee payments received by the Company are recognized on a straight-line basis over the estimated related performance period (i.e. from the effective date of the agreement through the estimated completion date of the Company’s substantive performance obligations).

In accordance with the terms of the license agreement, the Company may also receive a future fixed amount of contingent milestone payments (i.e. post-regulatory approval license fees) and contingent sales-based royalties to be received upon the achievement of certain milestone events. The milestone events under the agreement include regulatory approval, patent issuance or alternative intellectual property coverage, and sales-based events. The Company has not yet earned or received any of the potential contingent milestone payments, as the milestone events to receive such post-approval license fees and sales-based royalties have not been achieved. The Company recognizes revenue that is contingent upon the achievement of a substantive milestone event in its entirety in the period in which the milestone is achieved. A milestone is considered substantive when the consideration payable to the Company for such milestone has all of the following characteristics: (i) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved; (ii) the event can only be achieved based in whole or part on either the Company’s performance or a specific outcome resulting from the Company’s performance; and (iii) if achieved, the event would result in additional payments being due to the Company. As the potential contingent consideration is to be received only upon the achievement of milestone events that are considered substantive, the Company will recognize such revenue in the period the milestone is achieved and the milestone payments are due and collectible. In addition, the Company will account for sales-based royalties as revenue upon achievement of certain sales milestones.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue on the balance sheet. Amounts expected to be recognized as revenue in the next twelve months following the balance sheet date are classified as a current liability.

The Company recognizes other revenue earned from pilot studies upon the performance of specific services under the respective service contract.

To date, the Company has not generated any revenue from the commercial sales of products.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses primarily consist of salaries and benefits for research and development employees, stock-based compensation, consulting fees, lab supplies, and costs incurred related to conducting scientific trials and field studies, and regulatory compliance costs. Also, included in research and development expenses is an allocation of facilities related costs, including depreciation of research and development equipment.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

Stock-based Compensation

Employee stock-based awards, consisting of stock options expected to be settled in shares of the Company’s common stock, are recorded as equity awards. The grant date fair value of these awards is measured using the Black-Scholes option pricing model. The Company expenses the grant date fair value of its stock options on a straight-line basis over their respective vesting periods. Performance-based awards are expensed over the performance period when the related performance goals are probable of being achieved.

For equity instruments issued to non-employees, the stock-based consideration is measured using a fair value method. The measurement of the stock-based compensation is subject to re-measurement as the underlying equity instruments vest.

Convertible Preferred Stock

The Series A convertible preferred stock and Series B convertible preferred stock have been presented outside of permanent equity, in temporary or mezzanine equity, on the Company’s December 31, 2015 balance sheet. The Company initially records preferred stock that may be redeemed at the option of the holder based on the occurrence of an event outside of the Company’s control, at the value of the proceeds received. Subsequently, if it is probable that the preferred stock will become redeemable, the Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying amount of the preferred stock to equal its redemption value at the end of each reporting period. If it is not probable that the preferred stock will become redeemable, the Company does not adjust its carrying amount. In the absence of retained earnings, these charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Valuation of Common Stock

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities issued as Compensation, to estimate the fair value of its common stock. The valuation methodology includes estimates and assumptions that require significant judgments made by the Company’s management. These estimates assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, and the likelihood of achieving a liquidity event, such as an initial public offering or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of the Company’s common stock at each valuation date.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities and net operating loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. These deferred tax assets are subject to periodic assessments as to recoverability and if it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recorded which would increase the provision for income taxes. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

In November 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the guidance in Topic 740, Income Taxes, that required an entity to separate deferred tax assets and liabilities between current and noncurrent amounts in a classified balance sheet. The amendments require that all deferred tax assets and liabilities of the same jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. The standard is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, and may be applied on either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted and the Company early adopted this standard for the year ended December 31, 2015. The adoption of this standard did not have a material impact on the Company’s financial statements.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties. Only those benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities are recognized. Based on its evaluation, the Company has concluded there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There are no uncertain tax positions as of December 31, 2014 and 2015, and as such, no interest or penalties were recorded in income tax expense.

Comprehensive Loss

Net loss and comprehensive loss were the same for all periods presented; therefore, a separate statement of comprehensive loss is not included in the accompanying financial statements.

Loss per Share Attributable to Common Stockholders

Basic loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share attributable to common stockholders is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury stock and if-converted methods. For purposes of the computation of diluted loss per share attributable to common stockholders, the Series A convertible preferred stock, Series B convertible preferred stock, convertible promissory notes, common stock purchase warrants, and common stock options are considered to be potentially dilutive securities but have been excluded from the calculation of diluted loss per share attributable to common stockholders because their effect would be anti-dilutive given the net loss reported for the years ended December 31, 2014 and 2015. Therefore, basic and diluted loss per share attributable to common stockholders was the same for all periods presented.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted loss per share attributable to common stockholders (in common stock equivalent shares):

	December 31,
	2014	2015
Series A convertible preferred stock	—	400,000
Series B convertible preferred stock	—	399,512
Convertible promissory notes	127,286	56,500
Common stock purchase warrants	—	610,487
Common stock options	255,509	1,282,862
Total	382,795	2,749,361

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

Unaudited Pro Forma Loss Per Share Attributable to Common Stockholders

Upon the closing of the initial public offering, the Series A and Series B convertible preferred stock will be automatically converted into shares of common stock. The holder of all of the outstanding shares of Series A convertible preferred stock has agreed to convert all of its shares of Series A convertible preferred stock into shares of common stock on a one-for-one basis immediately prior to the consummation of this offering. See Note 16.

The numerator in the unaudited pro forma basic and diluted loss per share attributable to common stockholders has been adjusted to: (i) remove interest expense on the NAU Promissory Note (as defined in Note 6) that was cancelled and extinguished for Series A convertible preferred stock; (ii) remove the interest expense (and any related amortization of the debt discount) on the 2014/2015 Convertible Notes (as defined in Note 8) and the Secured Promissory Note (as defined in Note 6) that were extinguished and cancelled as consideration for the purchase of shares of Series B convertible preferred stock; (iii) remove the adjustment made for the change in fair value of the 2014/2015 Convertible Notes and the aggregate net loss on extinguishment of the NAU Promissory Note, 2014/2015 Convertible Notes and the Secured Promissory Note; and (iv) remove the interest expense (and any related amortization of debt discount) on the extinguishment of certain of the 2016 Unsecured Notes (as defined in Note 16) and the 2015 Unsecured Notes (as defined in Note 16) surrendered for shares of common stock issued in the Rights Offering, which closed in May 2016, and the repayment of the Revised Note (as defined in Note 7) triggered as a result of the Rights Offering. See Notes 7 and 16 for a description of the Rights Offering and the Revised Note.

The denominator in the unaudited pro forma basic and diluted loss per share attributable to common stockholders has been computed to give effect to the conversion of Series A and Series B convertible preferred stock that will occur upon the closing of the initial public offering, as if the preferred stock had been converted into common stock at the beginning of the period presented. In addition, unaudited pro forma basic and diluted loss per share attributable to common stockholders has been adjusted to give effect to the issuance of the common stock in the Rights Offering had it occurred at the beginning of the period presented.

The unaudited pro forma loss per share attributable to common stockholders also does not include the shares of common stock expected to be sold and related proceeds to be received from the initial public offering.

The Company believes the unaudited pro forma loss per share attributable to common stockholders and related disclosures provide material information to investors, as it provides an indication of the loss per common share that will be reported by the Company following the closing of its initial public offering.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

The following table sets forth the computation of the Company’s unaudited pro forma loss per share attributable to common stockholders:

Year Ended December 31, 2015
(Unaudited)
Numerator:
Net loss attributable to common stockholders	$
Add/(Subtract):
Interest expense on the NAU Promissory Note that was cancelled and extinguished for Series A convertible preferred stock
Interest expense (and any related amortization of debt discount) on the 2014/2015 Convertible Notes and Secured Promissory Note extinguished for Series B convertible preferred stock
Net aggregate losses on the extinguishment of the NAU Promissory Note, 2014/2015 Convertible Notes and Secured Promissory Note for Series A and Series B convertible preferred stock
Change in fair value adjustment recorded on the 2014/2015 Convertible Notes that were extinguished for Series B convertible preferred stock
Interest expense (and any related amortization of debt discount) on the extinguishment of certain 2016 Unsecured Notes and 2015 Unsecured Notes surrendered for shares of common stock issued in the Rights Offering and repayment of the Revised Note triggered as a result of the Rights Offering
Pro forma net loss attributable to common stockholders	$
Denominator:
Weighted average common shares outstanding, basic and diluted
Add:
Pro forma adjustment to reflect the assumed conversion of Series A and Series B convertible preferred stock
Pro forma adjustment to reflect the common stock issued in the Rights Offering
Pro forma weighted average common shares outstanding, basic and diluted
Pro forma loss per share attributable to common stockholders, basic and diluted

Recently Issued Accounting Guidance

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures about the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date that defers the effective date of ASU 2014-09 for all public business entities by one year. As a result, ASU is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. Earlier application

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the adoption of ASU 2014-09 on its financial statements and related disclosures.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). This standard requires management to perform an evaluation in each interim and annual reporting period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year of the date the financial statements are issued. If such conditions or events exist, ASU 2014-14 also requires certain disclosures of management’s plans and evaluation, as well as the plans, if any, that are intended to mitigate those conditions or events that will alleviate the substantial doubt. ASU No. 2014-15 is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not been previously issued. The Company is evaluating the impact of the adoption of ASU No. 2014-15 on its financial statements and related disclosures.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments —  Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This standard affects the accounting for equity instruments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. ASU 2016-01 is effective in the first quarter of 2019. The Company is evaluating the impact of the adoption of ASU 2016-01 on its financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). This standard amends various aspects of existing accounting guidance for leases, including the recognition of a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This standard also introduces new disclosure requirements for leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early adoption is permitted and the new standard must be adopted using a modified retrospective approach, and provides for certain practical expedients. The Company is evaluating the impact of the adoption of ASU 2016-02 on its financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). This standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods for public business entities. The method of adoption is dependent on the specific aspect of accounting addressed in this new guidance. Early adoption is permitted in any interim or annual period. The Company is evaluating the impact of the adoption of ASU 2016-09 on its financial statements.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

3. Fair Value Measurements

The accounting guidance for fair value, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The framework for measuring fair value consists of a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

•	Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets and liabilities at the measurement date;
•	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations, including present value techniques, option-pricing and excess earnings models.

Items Measured at Fair Value on a Recurring Basis

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31,		Valuation Technique
	2014	2015
Common stock warrant liability	$—	$63	C
Convertible notes payable – current liability	$447	$—	C

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

3. Fair Value Measurements  – (continued)

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

	Common Stock Warrant Liability	2014/2015 Convertible Notes Payable
Balance at December 31, 2013	$—	$—
Issuance of convertible notes	—	450
Change in fair value	—	(3)
Balance at December 31, 2014	—	447
Issuance of common stock warrant	53	—
Issuance of convertible notes	—	1,818
Change in fair value(1)	10	728
Extinguishment of convertible notes for Series B convertible preferred stock	—	(2,993)
Balance at December 31, 2015	$63	$—

(1)	The change in the fair value of the common stock warrant and convertible notes payable was recorded as an increase to other income (expense) and interest expense of $671 and $57, respectively, in the statements of operations and comprehensive loss

Financial Instruments Not Carried at Fair Value

The carrying amounts of the Company’s financial instruments, including accounts payable and accrued liabilities, approximate fair value due to their short maturities. The estimated fair value of the convertible notes and other notes, not recorded at fair value, are recorded at cost or amortized cost which was deemed to estimate fair value.

4. Property and Equipment

Property and equipment, net consist of the following:

			December 31,
	Useful Life		2014	2015
Research and development equipment	5 years		$720	$834
Office and computer equipment	3 years		139	181
Furniture and fixtures	7 years		8	12
Leasehold improvements		*	189	189
			1,056	1,216
Less accumulated depreciation and amortization			421	603
Total			$635	$613

*	Shorter of lease term or estimated useful life

Depreciation and amortization expense was approximately $125 and $182 for the year ended December 31, 2014 and 2015, respectively.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

5. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2014	2015
Compensation and related benefits	$184	$425
Accrued interest	1,023	4
Accrued interest – related parties	321	329
Other	41	—
Total accrued expenses	$1,569	$758

6. Borrowings

A summary of the Company’s borrowings, including capital lease obligations, is as follows:

	At December 31,
	2014	2015
Short-term debt:
NAU Promissory Note	$1,867	$—
Current portion of long-term debt	27	27
Total short-term debt	$1,894	$27
Long-term debt:
Capital lease obligations (Note 15)	$58	$72
Other unsecured promissory notes	—	400
Other promissory notes	18	5
Total	76	477
Less: current portion of long-term debt	27	27
Total long-term debt	$49	$450

Unsecured Promissory Note with Northern Arizona University

In November 2009, the Company entered into an unsecured promissory note with Northern Arizona University, which was subsequently transferred in July 2014 to NAU Ventures, LLC, an affiliate of Northern Arizona University, in the amount of $1,867 (“NAU Promissory Note”). The NAU Promissory Note required monthly interest only payments at 8% per annum with a maturity date of November 2011. On November 30, 2011, the Company defaulted on the NAU Promissory Note due to the non-payment of the required interest payments. The unpaid principal balance plus accrued interest on the promissory note became immediately due and payable. The parties entered into an amendment to the NAU Promissory Note to extend the maturity date to November 1, 2013. The Company continued to accrue interest on the unpaid principal balance at the default rate of interest of 18% per annum until the extinguishment of the NAU Promissory Note as discussed below. At December 31, 2014, the outstanding balance on the NAU Promissory Note, including accrued interest of $1,023, was $2,890.

In July 2015, the Company and NAU Ventures entered into an Amended and Restated Letter Agreement (“NAU Agreement”) to issue to NAU Ventures 400,000 shares of Series A convertible preferred stock and a three-year warrant to purchase 210,526 shares of common stock at an exercise price of $15.00 per share (“NAU Warrant”), subject to standard anti-dilution provisions, in exchange for the cancellation of the NAU Promissory Note. The NAU Warrant agreement includes an early termination provision that states in the event of a public offering, consolidation, merger, sale or other disposition of all or substantially all of the assets, the NAU Warrant will terminate unless exercised prior to the occurrence of such above-mentioned events.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

6. Borrowings  – (continued)

The NAU Agreement replaced in its entirety a prior letter agreement, dated July 2, 2014, that was not consummated. This previous letter agreement provided for similar terms as the NAU Agreement.

Pursuant to the NAU Agreement, the cancellation of the NAU Promissory Note and issuance of Series A convertible preferred stock was contingent on reincorporation of the Company to a Delaware corporation. In November 2015, a certificate of conversion was filed to reincorporate the Company from a Nevada corporation to a Delaware corporation. Immediately following the reincorporation, the transactions contemplated by the NAU Agreement closed. The Company issued to NAU Ventures 2,000,000 shares of Series A convertible preferred stock, valued at $4,380, and the NAU Warrant, valued at $330, in exchange for full cancellation of the NAU Promissory Note. As a result, the outstanding balance on the NAU Promissory Note, including accrued interest of $1,313, of $3,180 was extinguished. The Company recorded a loss on the extinguishment of the NAU Promissory Note of $1,530 during the year ended December 31, 2015.

The fair value of the Series A convertible preferred stock was determined using a simulation model of discounted cash flows and included an assumption for the likelihood of a Qualified Financing or a change in control event. The Warrant was valued using the following inputs to a Monte Carlo model: underlying stock price of $7.50, term of three years, exercise price of $15.00, volatility of 70.6%, risk free rate of 1.27% and an estimate of the likelihood of an early termination. The estimated fair value of the Warrant on the date of issuance was recorded in additional paid-in capital.

Secured Promissory Note

In April 2015, the Company issued a secured promissory note to an investor with an aggregate principal amount of $500 (the “Secured Promissory Note”) together with common stock warrants to purchase 69,333 shares of common stock, for total proceeds of $500. The Secured Promissory Note required interest at 4% per annum with a maturity date in April 2016. The Secured Promissory Note was collateralized by all of the Company’s personal property. See Note 9 for a description of the features of the warrants.

The Secured Promissory Note exists independently from the detachable warrants and is accounted for separately. At the time of issuance, the proceeds received from the issuance of the Secured Promissory Note was allocated to the Secured Promissory Note and warrant based on the relative fair values of the Secured Promissory Note with the warrants and without the warrants. The Company determined the estimated fair value of the Secured Promissory Note using a lattice model and the estimated fair value of the warrants using a Monte Carlo model. The relative fair value of the warrants of $113 was recorded to additional paid-in-capital. The remainder of the proceeds was allocated to the Secured Promissory Note. The Company recorded the value of the warrant as a debt discount on the related note. The Secured Promissory Note is carried at amortized cost and the debt discount of $113 is amortized to interest expense, using the effective interest method, through the maturity date of the Secured Promissory Note. During the year ended December 31, 2015, the Company recorded accretion of debt discount of $79 within interest expense in the accompanying statements of operations and comprehensive loss.

On December 31, 2015, the Secured Promissory Note was cancelled as consideration for the purchase of shares of Series B convertible preferred stock at $7.75 per share, which was the same price as the shares sold to other investors in the Company’s Series B convertible preferred stock financing in December 2015. The Company issued 66,705 shares of Series B convertible preferred stock to the holder in exchange for the cancellation of the Secured Promissory Note with an aggregate principal amount of $500 plus unpaid accrued interest. As a result, the Company issued shares of Series B convertible preferred stock for $517 to reacquire the Secured Promissory Note (including unpaid accrued interest), with a net carrying amount of $483 which resulted in a loss on the date of extinguishment of $34, representing the elimination of the related unamortized debt discount on the Secured Promissory Note.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

6. Borrowings  – (continued)

Other Promissory Notes

During September, October and December 2015, the Company issued unsecured promissory notes to an investor with an aggregate principal amount of $500 (the “2015 Unsecured Notes”) together with warrants to purchase 69,333 shares of common stock for total cash proceeds of $500. The 2015 Unsecured Notes required interest at 4% per annum with a maturity date in April 2017. The 2015 Unsecured Notes are convertible into common stock or Series B convertible preferred stock solely upon mutual agreement of both the Company and the holder at a conversion price of $7.75 per share. Also, the Company may prepay the 2015 Unsecured Notes at any time prior to their maturity date without the consent of the holder or penalty. See Note 9 for a description of the features of the warrants.

The 2015 Unsecured Notes notes exist independently from the detachable warrants and are accounted for separately. At the date of issuance, the proceeds received from the issuance of the 2015 Unsecured Notes was allocated to the 2015 Unsecured Notes and warrants based on the relative fair values of the 2015 Unsecured Notes with the warrants and without the warrants. The Company determined the estimated fair value of the 2015 Unsecured Notes using a lattice model and the estimated fair value of the warrants using a Monte Carlo model. The relative fair value of the warrants of $116 was recorded to additional paid-in-capital. The remainder of the proceeds was allocated to the 2015 Unsecured Notes. The Company recorded the value of the warrants as a debt discount on the related 2015 Unsecured Notes. The 2015 Unsecured Notes are carried at amortized cost and the debt discount of $116 is amortized to interest expense, using the effective interest method, through the maturity date of the 2015 Unsecured Notes. The outstanding carrying amount of the 2015 Unsecured Notes, net of $100 unamortized debt discount, was $400 at December 31, 2015 and is classified on the balance sheet as long-term debt.

In May 2012, the Company entered into a promissory note for the purchase of equipment. The note is payable in monthly payments of $1 with an interest rate of 5% per annum. The note matured in May 2016. At December 31, 2014 and 2015, the note had a balance outstanding of $18 and $5, respectively.

7. Notes Payable, Related Parties

A summary of the Company’s notes payable, related parties is as follows:

	At December 31,
	2014	2015
Notes payable:
Unsecured promissory note, interest rate of 4.25% and 8% per annum	$79	$73
Unsecured promissory note, interest rate of 8% per annum	236	236
Unsecured promissory note, interest rate of 6% per annum	—	27
Unsecured promissory notes, interest rate of 4% per annum	—	160
Other unsecured promissory note, interest rate of 5% per annum	30	—
Total notes payable, related parties	345	496
Less: current portion of notes payable, related parties	288	462
Total notes payable, long-term	$57	$34

The Company issued a series of unsecured promissory notes to a previous founder and current stockholder with interest accruing at 8% per annum. During 2014, the Company and the note holder agreed to convert the outstanding principal and unpaid accrued interest under the notes, totaling $157, into 20,928 shares of common stock at a conversion rate of $7.50 per share. The Company recorded a loss on the extinguishment of the notes of $157 during the year ended December 31, 2014.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

7. Notes Payable, Related Parties  – (continued)

In addition, outstanding principal and unpaid accrued interest, totaling $53, under other unsecured promissory notes with existing stockholders were repaid in cash to the note holders in 2014.

In April 2013, the Company and a previous employee entered into an agreement to settle all outstanding obligations consisting of a promissory note of $40, dated March 2009, and deferred salaries amounting to $72. The note and salary obligation continue to bear interest at 8% and 4.25%, respectively. The note requires monthly payments of $1 and matures in May 2018. The deferred salary obligation requires monthly payments of $1 and matures in June 2018. Amounts outstanding on these obligations were $79 and $73 at December 31, 2014 and 2015, respectively.

In 2008, the Company established a note payable with a founder in the amount of $100, with interest accruing at 6% per annum. The repayment of the note payable, however, was contingent upon the Company, among other provisions, having free cash flow available of at least $100. Therefore, prior to 2014, there were no amounts recorded under the note. In December 2014, the Company and the note holder entered into a note conversion agreement whereby the parties agreed to convert the outstanding principal balance, including accrued and unpaid interest, totaling $140, under the note, into 18,667 shares of common stock at a conversion rate of $7.50 per share. The Company recorded a loss on the extinguishment of the note of $140 during the year ended December 31, 2014.

The Company issued a series of unsecured promissory notes to its previous chief financial officer for deferred salaries to be repaid in a future period. The notes accrue interest at a rate of 8% per annum. The outstanding principal balance of $236 on these notes, including accrued interest, totaled $357 and $380 at December 31, 2014 and 2015, respectively. In March 2016, the Company issued an amended and restated promissory note (“Revised Note”) which replaced in their entirety the previous unsecured promissory notes. The Revised Note of $414 requires the Company to pay an initial payment of $25 upon the effective date of the note, and monthly and quarterly payments of $10 and $25, respectively, thereafter, with interest accruing at 12% per annum. Additionally, the Revised Note provides for an acceleration of the amount due in the event of (i) a merger, sale or acquisition of substantially of the Company’s assets; (ii) initial public offering; (iii) total equity raise of $2.5 million or more; and (iii) debt financing of $2.5 million with an unaffiliated lender within thirty days of such events. In May 2016, the Company repaid the outstanding balance under the Revised Note, plus accrued and unpaid interest, totaling $389, as the consummation of Rights Offering triggered an acceleration of the amounts due under the Revised Note. See Note 16.

In October 2011, the Company entered into an unsecured promissory note in the amount of $30 with its chief executive officer with interest accruing at 5%. At the same time, the Company entered into an unsecured promissory note in the amount of $30 with its Chief Scientific Officer with the same terms and conditions. Both of these notes were repaid in 2015.

In 2015, the Company entered into short-term unsecured promissory notes, totaling $195, with its previous chief executive officer. The notes accrued interest at 4% per annum and matured in December 2015. The funds were used to meet working capital requirements. The Company repaid $35 on the promissory notes during 2015 and repaid the balance in May 2016.

In August 2015, the Company entered into a short-term unsecured promissory note for $27 with a member of its advisory board. The note accrues interest at 6% per annum and is due in February 2016. Upon maturity, the holder transferred the note to a certain stockholder who acquired the note. The maturity date of the note was then extended for ninety days.

Interest expense on the notes payable, related parties, was $30 and $33 for the years ended December 31, 2014 and 2015, respectively.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

8. Convertible Notes Payable, Related Parties

A summary of the Company’s convertible notes payable, related parties is as follows:

	At December 31,
	2014	2015
Convertible notes payable, short term:
Equity Participation Notes	$200	$200
2014/2015 Convertible Notes	447	—
Other convertible notes payable	55	—
Total convertible notes payable, short term	$702	$200
Convertible notes payable, long-term:
2014 Notes	$171	$—

Equity Participation Promissory Notes

In late 2009 and early 2010, the Company entered into unsecured promissory note agreements with certain of its existing stockholders for an aggregate principal amount of $675 with an original maturity date of May 31, 2010 (the “Equity Participation Notes”). The Company continues to accrue unpaid interest on the Equity Participation Notes at a rate 15% per annum, The terms of the Equity Participation Notes provide for the holder to convert, at any time, the outstanding principal and unpaid accrued interest into shares of common stock at an conversion rate of $10.00 per share provided, however, that in the event, that the Company’s common stock is registered in an initial public offering, prior to such time the Company achieves a net profit of $15 million, then the conversion rate shall be $5.00 per share. Additionally, the Equity Participation Notes provide the holder an equity participation right at the rates from .8330% to 4% on the first $15 million of net profit, which is defined as net profit before interest, taxes, depreciation, amortization (“EBITDA”) and compensation of officers, directors and any of their related parties. There are no amounts accrued for these contingent equity participation payments at December 31, 2014 and 2015.

During the year ended December 31, 2014, certain holders of the Equity Participation Notes converted the outstanding principal of $375, including unpaid accrued interest, which totaled $605, into 80,684 shares of common stock at a conversion rate of $7.50 per share. In exchange for the discounted conversion rate of $7.50, the holders relinquished their equity participation rights. The Company recognized a loss on the extinguishment of $605 since the terms of the conversion was not based on the original conversion terms contained in the note agreements. At December 31, 2014 and 2015, the outstanding principal amount due under the remaining Equity Participation Note was $200. Accrued interest related to the Equity Participation Notes was $152 and $182 at December 31, 2014 and 2015, respectively.

2014 Convertible Promissory Notes

In late 2013 and during the year ended December 31, 2014, the Company issued convertible notes (the “2014 Notes”) with an aggregate face amount of $394 to certain existing stockholders in connection with its capital raising activities. The proceeds from the issuance of the 2014 Notes were used to fund purchases of research equipment. The 2014 Notes were payable no more than 24 months from the issuance of the note, if not earlier converted into shares of common stock. The holders were entitled to receive interest on the unpaid principal at a rate of 12% per annum. At the election of the holder or the Company, the principal could be converted into shares of common stock at a conversion rate of $1.50 per share. Also, the Company could elect to pay interest monthly or at maturity of the 2014 Notes in cash or convert into shares of common stock at a conversion rate of $1.00 per share.

At the time the 2014 Notes were issued, the Company determined that a beneficial conversion feature existed as the fair value of its common stock into which the 2014 Notes were convertible was greater than the effective conversion price on the date of issuance. Accordingly, the Company recorded a beneficial conversion

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

8. Convertible Notes Payable, Related Parties  – (continued)

feature of $394 and the entire face amount of the notes was reflected as a discount. The beneficial conversion feature was recorded as an increase to additional paid-in capital with the offset recorded as a discount on the 2014 Notes. The outstanding carrying amount on the 2014 Notes, net $223 of unamortized debt discount, was $171 at December 31, 2014.

In the first quarter of 2015, the Company made an offer to the holders of the 2014 Notes to allow the holders to tender their convertible notes prior to maturity in exchange the Company would agree to include interest through the original maturity date in calculating the number of conversion shares. In May and June 2015, the Company converted the outstanding principal and accrued interest due on the 2014 Notes, totaling $452, into 71,446 shares of common stock at the following conversion rates: principal at $7.50 per share and interest at $5.00 per share. The discount on the 2014 Notes was amortized to interest expense through the conversion dates using the effective interest method. The Company recorded an expense of $231, including the charge of the unamortized discount of $142, for the inducement to convert the 2014 Notes as additional interest expense. The Company recorded interest expense on the 2014 Notes of $209 and $312 during the year ended December 31, 2014 and 2015, respectively.

2014/2015 Secured Convertible Promissory Notes

During the period from December 2014 through November 2015, the Company issued secured convertible promissory notes (the “2014/2015 Convertible Notes”) to certain existing stockholders which provided for borrowings of $2,365. The 2014/2015 Convertible Notes bore interest at a rate of 4% per annum, matured one year from their date of issuance and were collateralized by all of the Company’s personal property. The 2014/2015 Convertible Notes could not be repaid prior to their maturity date without the consent of the holders of at least a majority of the outstanding principal amount of the 2014/2015 Convertible Notes. The 2014/2015 Convertible Notes contained two conversion options contingent upon the occurrence of a future event, as follows: (i) all outstanding principal and unpaid accrued interest on the 2014/2015 Convertible Notes would automatically convert into equity securities upon the consummation of an equity financing with proceeds of at least $2 million (“Qualified Financing”) at conversion rates of 70% or 80%, as noted below; and (ii) if the Company was acquired, prior to a Qualified Financing, in a change in control transaction, the holder had an option to have all outstanding principal plus any unpaid accrued interest paid in cash or convert such amount into shares of common stock at a conversion price equal to $7.50 per share, subject to adjustment for such events as stock splits, combination, and reorganization.

The Company received proceeds of $875 from the 2014/2015 Convertible Notes issued from December 2014 through February 2015 with an aggregate principal amount of $875. In the event of a Qualified Financing, these 2014/2015 Convertible Notes provided automatic conversion of all outstanding principal and unpaid accrued interest thereon into the shares of the equity securities sold in the Qualified Financing at a conversion rate of 70% of the price per share paid by the other purchasers in the Qualified Financing.

From April 2015 through November 2015, the Company issued additional 2014/2015 Convertible Notes with an aggregate principal amount of $1,490 together with detachable common stock warrants for proceeds of $1,490. However, in the event of a Qualified Financing, these 2014/2015 Convertible Notes provided automatic conversion of all outstanding principal and unpaid accrued interest thereon into the shares of the equity securities sold in the Qualified Financing at a higher conversion rate of 80% of the price per share paid by the other purchasers in the Qualified Financing.

The Company determined that the conversion option upon a Qualified Financing is the predominant conversion option and is a conditional obligation that the Company would settle by issuing a variable number of its shares. In this manner, the value that the convertible note holder would receive upon a Qualified Financing conversion event is a fixed monetary amount known at inception. Although the two contingent conversion features are embedded derivative features, they did not require bifurcation to be accounted for

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

8. Convertible Notes Payable, Related Parties  – (continued)

separately. Therefore, the 2014/2015 Convertible Notes are measured initially at fair value and subsequently with changes in fair value recognized in earnings.

There were a total of 131,733 detachable common stock warrants issued with the 2014/2015 Convertible Notes. The 2014/2015 Convertible Notes and warrants exist independently as separate securities. See Note 9 for a description of the warrants. As the 2014/2015 Convertible Notes are measured at fair value, such notes are allocated a portion of the proceeds equal to their fair value with the remaining proceeds being allocated to the detachable warrants. The estimated aggregate fair value of the 2014/2015 Convertible Notes issued was determined to be $2,268 with the remaining $97 of proceeds allocated to the detachable warrants. The Company determined the estimated fair value of the 2014/2015 Convertible Notes using a lattice model. For the year ended December 31, 2014 and 2015, the Company recognized the changes in fair value on the 2014/2015 Convertible Notes of $3 and $671, respectively, within other income (expense), in the accompanying statements of operations and comprehensive loss.

As part of a Series B convertible preferred stock financing in December 2015, the Company provided an offer to the holders of the 2014/2015 Convertible Notes to cancel and exchange their notes as consideration for their purchase of the Series B convertible preferred stock at the same price as the shares to be sold to other investors in the preferred stock financing. In consideration of the Company pricing the Series B convertible preferred stock at $7.75 per share in the preferred stock financing and securing the $7.75 conversion price, the holders of the 2014/2015 Convertible Notes waived the discount that provided for the automatic conversion of the convertible notes into the equity securities sold in a Qualified Financing of at least $2 million. With this offer, the holders of the 2014/2015 Convertible Notes received no additional consideration, there was no modification of terms in their notes, and it did not represent the exercise of a conversion right obtained in the terms of the 2014/2015 Convertible Notes at issuance. On December 31, 2015, all holders of the 2014/2015 Convertible Notes accepted the Company’s offer to cancel and exchange their notes as consideration for the purchase of the Series B convertible preferred stock. The Company determined that the offer made to the holders of the 2014/2015 Convertible Notes should be accounted for as an extinguishment of debt.

The Company issued 312,861 shares of Series B convertible preferred stock to the holders of the 2014/2015 Convertible Notes to cancel and exchange the aggregate $2,365 principal amount and unpaid accrued interest totaling $2,465 on their notes as consideration for their purchase of the preferred stock at the $7.75 per share price. In determining the reacquisition price in the extinguishment of the convertible notes, the value of the Series B convertible preferred stock was readily determinable as the preferred stock was sold separately to other investors as part of the preferred stock financing at $7.75 per share. As a result, the $2,425 amount to reacquire the convertible notes was less than the $2,993 fair value carrying amount of the 2014/2015 Convertible Notes on December 31, 2015, the date of extinguishment. As such, the Company recorded a gain on extinguishment of $569, which represents the elimination of the fair value accounting adjustments in the year ended December 31, 2015.

Other convertible notes

The Company entered into an unsecured promissory note with a stockholder in the amount of $60 with interest accruing at a rate of 10% per annum. The note provided for the holder to convert the outstanding principal and accrued and unpaid interest into shares of common stock at a conversion rate equal to $7.5 per share. In 2015, the holder converted the note balance, including accrued and unpaid interest, in the aggregate amount of $68, into 8,971 shares of common stock in accordance with the original conversion terms of the note.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

9. Common Stock Warrants and Common Stock Warrant Liability

The table summarizes the common stock warrant activity as of December 31, 2015 as follows:

Common Stock Warrants	Number of Warrants	Date Issued	Term		Exercise Price
Secured Promissory Note	69,333	April 2015	5 years	(1)	$7.50
2014/2015 Convertible Notes	131,734	April – November 2015	5 years	(1)	$7.50
Other Promissory Notes	69,333	September – December 2015	5 years	(1)	$7.50
	270,400
University of Arizona	15,000	June 2015	5 years	(2)	$7.50
Consulting Agreement	121,227	July 2015	10 years	(3)	$7.50
Northern Arizona University	210,526	November 2015	3 years	(4)	$15.00
Warrants issued	617,153
Warrants exercised	6,667
Outstanding at December 31, 2015	610,486

(1)	The warrants also terminate, if not exercised, upon the closing of (i) an initial public offering of common stock; or (ii) a liquidation, dissolution or winding up of the Company.
(2)	In the event of a terminating change of the Company, as defined in the warrant agreement, the warrant holder would be paid in cash the aggregate fair market value of the warrant shares immediately prior to the consummation of the terminating change event.
(3)	The warrant also terminates, if not exercised, (i) two years after the closing of an initial public offering of common stock; or (ii) the closing of a liquidation, dissolution or winding up of the Company.
(4)	The warrant also terminates, if not exercised, upon the closing of (i) an initial public offering of common stock; or (ii) a consolidation, merger, sale or other disposition of all or substantially all of the Company’s assets.

Secured Promissory Note, 2014/2015 Convertible Notes, other promissory notes Common Stock Warrants

In conjunction with the issuance of the Secured Promissory Note, 2014/2015 Convertible Notes, and certain other promissory notes, the Company issued detachable common stock warrants (“Warrants”) to purchase an aggregate 270,400 shares of common stock, with an exercise price of $7.50 per share. The Warrants are exercisable until the earlier of (i) 5 years from the date of grant; (ii) the closing of an initial public offering of common stock by the Company; and (iii) the closing of liquidation, dissolution or winding up of the Company.

The Warrants have a net share settlement (cashless exercise) provision. With this provision the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. However, the Warrants would be exercised automatically in full pursuant to the net exercise provision, without any further action on behalf of the holder, immediately prior to the time the Warrants would otherwise terminate.

The Warrants are considered freestanding instruments as (i) they were transferred together with the notes issued but exist independently as a separate security; (ii) they may be exercised separately from the notes; and (iii) they are exercisable for a specific period (term) and do not impact the notes if and when exercised.

The Company estimated the fair value of the Warrants at issuance using a Monte Carlo option pricing model based on the following significant inputs: common stock price of $7.50 to $7.575; comparable company volatility of 58.0% to 76.7%; risk-free rates of 1.31% to 1.76%; and the probability of an equity event occurring. The Company reflected the amounts recorded for the Warrants issued within stockholders’ deficit, as additional paid-in-capital. Although the Warrants are a derivative that can be net share settled, the Warrants

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

9. Common Stock Warrants and Common Stock Warrant Liability  – (continued)

are considered indexed to the Company’s common stock and the Company has the ability to settle the warrant contract in common shares and met the conditions within the contract to classify the Warrants as an equity instrument.

University of Arizona Common Stock Warrant

In connection with the June 2015 amended and restated exclusive license agreement with the University of Arizona (“University”), the Company issued to the University a common stock warrant to purchase 15,000 shares of common stock at an exercise price of $7.50 per share. The warrant is exercisable immediately and expires, if not exercised, five years from the date of grant. In the event of a “terminating change” of the Company, as defined in the warrant agreement, the warrant holder would be paid in cash the aggregate fair market value of the underlying shares immediately prior to the consummation of the terminating change event. Due to the cash settlement provision, the derivative warrant liability was recorded at fair value and is revalued at the end of each reporting period. The changes in fair value are reported in other income (expense) in the statements of operations and comprehensive loss. The estimated fair value of the derivative warrant liability was $53 at the date of grant. The estimated fair value of the derivative warrant liability was $63 at December 31. 2015. As this derivative warrant liability is revalued at the end of each reporting period, the fair values as determined at the date of grant and subsequent periods was based on the following significant inputs using a Monte Carlo option pricing model: common stock price of $7.50 to $7.575; comparable company volatility of 60.8% to 81.4% of the underlying common stock; risk-free rates of 1.21% to 1.76%; and dividend yield of 0%; including the probability assessment of a terminating change event occurring. The change in fair value of the derivative warrant liability was $10 for the year ended December 31, 2015 and was recorded in other income (expense) in the accompanying statements of operations and comprehensive loss.

July 2015 Consulting Agreement Common Stock Warrant

In July 2015, the Company issued a common stock warrant to purchase 121,227 shares of common stock, with an exercise price of $7.50 per share, as consideration for services under a consulting arrangement. The warrant was fully vested and exercisable on the date of grant. This common stock warrant has the similar features as the Warrants described above, except it is exercisable until the earlier of (i) 10 years from the date of grant; (ii) 2 years after the closing of an initial public offering of common stock by the Company; and (iii) the closing of a liquidation, dissolution or winding up of the Company. The estimated the fair value of the common stock warrant on the date of grant was $537 as determined by using a Black-Scholes option pricing model based on the following significant inputs: common stock price of $7.575; comparable company volatility of 60.9%; expected term of 6.25 years; risk-free rate of 2.09%; and dividend yield of 0%. The Company recorded the fair value of the, warrant as stock-based compensation expense within general and administrative expense in the accompanying statements of operations and comprehensive loss in 2015.

Northern Arizona University Common Stock Warrant

In November 2015, the Company issued a common stock warrant to purchase 210,526 shares of common stock at an exercise price of $15.00 per share to Northern Arizona University (“NAU”) as part of the consideration given with the Series A convertible preferred stock in exchange for the full cancellation of the NAU Promissory Note. See Note 6.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Convertible Preferred Stock

Series A Convertible Preferred Stock

In November 2015, the Company issued 400,000 shares of Series A convertible preferred stock, valued at $4,380, in exchange for cancellation of the NAU Promissory Note. See Note 6.

The Series A convertible preferred stock was recorded at the date of issuance at fair value. The Company’s Series A convertible preferred stock has been classified as temporary equity on its balance sheet at December 31, 2015. Upon certain liquidation events, as discussed below, that are not solely within the control of the Company, including liquidation, sale or transfer of control of the Company, holders of the Series A convertible preferred stock can cause the redemption of the Series A convertible preferred stock for cash highlighting the potential future cash obligation.

A general summary of the rights with respect to the Series A convertible preferred stock are provided below:

Dividends

The holders of the Series A convertible preferred stock are entitled to dividends at the rate of 6% of the original issue price ($5.00) per annum which accrues whether or not earned or declared by the Board of Directors, whether or not there are profits or funds legally available for the payment and are cumulative to the extent not paid. The Company is restricted to pay or declare any dividend or make any other distribution on the common stock, or purchase, redeem or acquire for value any shares of common stock as long as the Series A convertible preferred stock is outstanding.

Voting

Each holder of the Series A convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A convertible preferred stock could be converted. The preferred stockholders shall vote as a separate class to (i) approve amendments to the Certificate of Incorporation, (ii) authorization of any new classes of stock, and (iii) any asset transfers or acquisitions or any voluntary dissolution or liquidation of the Company.

For so long as any shares of preferred stock remain outstanding, the holders of the Series A convertible preferred stock may appoint one member of the Board in a nonvoting observer capacity.

Conversion Rights

Series A convertible preferred stock may, at the option of the holder, be converted at any time into shares of common stock at a conversion rate of $5.00 per share, subject to certain adjustments for stock splits, stock dividends, reclassifications and certain other events.

Each share of Series A convertible preferred stock will automatically be converted into shares of common stock on the then-effective Series A conversion price (i) at any time upon the affirmative election of the holders of the majority of the outstanding shares of the Series A convertible preferred stock or (ii) immediately upon the closing of a firmly underwritten public offering of common stock in which the gross cash proceeds to the Company are at least $20 million and the Company’s shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market (“Qualified IPO”). Upon conversion, any declared and unpaid dividends would be paid.

Redemption Rights

Pursuant to the NAU Agreement, in connection with a Qualified IPO, the Company agreed to use the proceeds to redeem all shares of Series A convertible preferred stock (or common stock issued upon conversion) at a price per share equal to the greater of (i) the original issue price ($5.00) of Series A convertible preferred stock plus all unpaid accrued dividends and (ii) the then fair market value (“Redemption Price”).

In connection with a “change of control event,” the Company would use such proceeds to redeem all shares of Series A convertible preferred stock (or common stock issued upon conversion) at a price per share equal

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Convertible Preferred Stock  – (continued)

to the greater of (i) the original issue price ($5.00) of the Series A convertible preferred stock plus all unpaid accrued dividends and (ii) the then-current Redemption Price. A change of control event is defined as a liquidation, merger, stock sale or sale of substantially all of the assets of the Company.

Liquidation Rights

The holders of the Series A convertible preferred stock have a liquidation preference that gives such holders first priority upon a change in control event whereby such holders shall be entitled to receive an amount in liquidation equal to the original issued price ($5.00) plus accrued unpaid dividends.

Series B Convertible Preferred Stock

In December 2015, the Company issued Series B convertible preferred stock at $7.75 per share as follows: (i) 312,861 shares to the holders of the 2014/2015 Convertible Notes in exchange for the cancellation of such notes; (ii) 66,651 shares to the holder of the Secured Promissory Note in exchange for the cancellation of such note; and (iii) 20,000 shares sold to a related party investor for cash in the Series B convertible preferred stock financing.

The Series B convertible preferred stock has been classified as temporary equity on the accompanying balance sheet at December 31, 2015. Although the Series B convertible preferred stock is not subject to mandatory redemption, upon certain change in control liquidation events that are outside of the Company’s control, the holders of the Series B convertible preferred stock can elect to receive, at their option, cash in amount equal to the liquidation value of such holder’s Series B convertible preferred stock.

As of December 31, 2015, the Company has 399,512 shares of Series B convertible preferred stock issued and outstanding with an aggregate carrying value of $3,096.

Significant provisions of the Series B convertible preferred stock are as follows:

Dividends

Dividends may be declared and paid on the Series B convertible preferred stock from funds legally available thereof as and when determined by the Board of Directors.

Liquidation Value

A change in control is treated as a liquidation event that entitles the holder to receive, at their option, cash in amount equal to the liquidation value of each holder’s Series B convertible preferred shares. The liquidation value for each share of Series B convertible preferred stock is an amount equal to $7.75 per share, subject to adjustment in the event of a stock split, stock dividend or similar event.

Conversion Rights

The holder of the Series B convertible preferred stock has the right to convert at any time all or part of the preferred shares into shares of common stock. Each share of Series B convertible preferred stock will automatically convert into shares of common stock on the closing of an underwritten public offering of the Company’s equity securities which results in gross proceeds of at least $5 million. The initial conversion price is $7.75 per share, subject to certain adjustments for stock splits, stock dividends, reclassification and certain other defined events.

Voting

Each holder of the Series B convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A convertible preferred stock could be converted. The holders of shares of Series B convertible preferred stock are entitled to vote on all matters submitted to the vote of the stockholders.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Convertible Preferred Stock  – (continued)

Redemption Rights

The Series B convertible preferred stock is not subject to redemption.

11. Stockholders’ Deficit

Capital Stock

The Company was organized under the laws of the state of Nevada on July 27, 2004 and was subsequently reincorporated under the laws of the state of Delaware on November 10, 2015. In connection with the reincorporation, as approved by the stockholders, the Company changed its authorized capital stock to consist of (i) 100 million shares of common stock, $.001 par value, and (ii) 2 million shares of preferred stock, $0.001 par value, designated as Series A convertible preferred stock. In December 2015, the Company amended its Certificate of Incorporation to change its authorized capital stock to provide for 15 million authorized shares of preferred stock of which 7,515,000 was designated as Series B convertible preferred stock, par value $.001 per share.

Prior to November 10, 2015, the Company’s authorized capital stock consisted of 100 million shares of common stock, $.001 par value, and 10 million shares of preferred stock, $.001 par value.

Common Stock

The Company had 3,629,921 and 4,108,766 shares of common stock issued and outstanding as of December 31, 2014 and 2015, respectively. The holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. As long as shares of preferred stock are outstanding, the holders of outstanding shares of common stock are not entitled to receive any dividends. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. The holders of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

In 2014, the Company initiated capital-raising activities whereby shares of common stock were sold for cash. The Company raised cash proceeds of $3,105 from the issuance of 206,996 shares of common stock at a price of $15.00 per share.

In 2014, the Company issued 18,211 of shares of common stock for consulting services with an estimated value of $273 or $15.00 per share.

In 2014, the Equity Participation Notes and other notes payable that had an outstanding principal, including accrued interest, totaling $1,924, were converted into 135,963 shares of common stock (conversion rate of $7.50 and $15.00 per share). See Notes 7 and 8.

During 2014, the Company issued 52,400 shares of common stock upon the exercise of stock options for cash proceeds of $262.

In May and June 2015, the 2014 Notes with an outstanding principal and accrued interest of $452 were converted into 71,446 shares of common stock (conversion rate: principal – $7.50 per share; interest – $5.00 per share). The shares of common stock were recorded at their estimated fair value of $7.575 per share on the date of issuance. See Note 8.

In November 2015, the Company converted a note payable with a stockholder that had an outstanding principal balance, including accrued interest, totaling $68, into 8,971 shares of common stock in accordance with its original conversion terms. See Note 8.

During 2015, the Company issued 390,873 shares of common stock upon the exercise of stock options for cash proceeds of $78.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

12. Stock-based Compensation

Effective December 2008, the Company established the 2008 – 2009 Non-Qualified Stock Option Plan (the “2008 – 2009 Plan”) under which 26,618 stock options remain outstanding at December 31, 2015. The stock-based awards were issued with a price not less than $15.00 per share or 100% of the fair value of a share of common stock on the date of grant. After July 2015, no further awards were granted under the 2008 – 2009 Plan. Such outstanding awards will continue to be governed by their existing terms under the 2008 – 2009 Plan.

Effective July 2015, the Company’s stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”), which permits the issuance of up to 2,000,000 shares reserved for the grant of stock options, stock appreciation rights, restricted stock units and other stock-based awards for employees, directors or consultants of the Company. The Board of Directors approved an additional 1,000,000 shares of common stock for issuance under the 2015 Plan. The stock-based awards are generally issued with a price equal to no less than fair value at the date of grant. Options granted under the 2015 Plan generally vest immediately, or ratably over a two- to 36-month period coinciding with their respective service periods; however, participants may exercise their options prior to vesting as provided by the 2015 Plan. Unvested shares issued for option exercised early may be subject to a repurchase by the Company if the participant terminates at the original exercise price. Options under the 2015 Plan generally have a contractual term of five or ten years. Certain stock option awards provide for accelerated vesting upon a change in control or an initial public offering. As of December 31, 2015, the Company had no shares of common stock available for issuance under the 2015 Plan.

The Company measures the fair value of stock options with service-based and performance-based vesting criteria to employees, directors and consultants on the date of grant using the Black-Scholes option pricing model. The fair value of equity instruments issued to non-employees is re-measured as the award vests. The Black-Scholes valuation model requires the Company to make certain estimates and assumptions, including assumptions related to the expected price volatility of the Company’s stock, the period under which the options with be outstanding, the rate of return on risk-free investments, and the expected dividend yield for the Company’s stock.

The weighted-average assumptions used in the Black-Scholes option-pricing model used to calculate the fair value of options granted during the year ended December 31, 2014, were as follows:

	Employee	Non-Employee
Expected volatility	70%	70%
Expected dividend yield	—	—
Expected term (in years)	2.5	3
Risk-free interest rate	0.83%	1.66%

The weighted-average assumptions used in the Black-Scholes option-pricing model used to calculate the fair value of options granted during the year ended December 31, 2015, were as follows:

	Employee	Non-Employee
Expected volatility	66.4%	76.6%
Expected dividend yield	—	—
Expected term (in years)	4.0	5.0
Risk-free interest rate	1.3%	1.7%

Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined based on historical volatilities from traded options of biotech companies of comparable in size and stability, whose share prices are publicly available. The expected term of options granted to employees is calculated based on the mid-point between the vesting date and the end of the contractual term according to the simplified method as described in SEC Staff Accounting Bulletin

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

12. Stock-based Compensation  – (continued)

110 because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term due to the limited period of time its awards have been outstanding. For non-employee options, the expected term of options granted is the contractual term of the options. The risk-free rate by reference to the implied yields of U.S. Treasury securities with a remaining term equal to the expected term assumed at the time of grant. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.

The table summarizes the stock option activity, for both plans, for the periods indicated as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2013	145,268	$6.25	3.5
Granted	187,400	$0.005	5.0
Exercised	52,400	$0.005
Forfeited	1,260	$15.00
Expired	23,499	$12.20
Outstanding at December 31, 2014	255,509	$2.35	3.9	$3,230
Granted	2,477,255	$0.50	7.1
Exercised	384,206	$0.05
Forfeited	210,876	$0.50
Expired	13,348	$15.00
Outstanding at December 31, 2015	2,124,334	$0.50	6.4	$15,043
Vesting and expected to vest at December 31, 2015	1,282,862	$0.80	5.6	8,692
Exercisable at December 31, 2015	1,282,862	$0.80	5.6	$8,692

(1)	The aggregate intrinsic value on the table was calculated based on the difference between the estimated fair value of the Company’s stock and the exercise price of the underlying option. The estimated stock values used in the calculation were $15.00 per share and $7.575 per share for the year ended December 31, 2014 and 2015, respectively.

The weighted average grant-date fair value of options granted during 2014 was $15.00 per share for options granted to employees. The weighted average grant-date fair value of options granted during 2015 was $7.20 per share for options granted to employees and $7.15 for options granted to non-employees.

The stock-based compensation expense was recorded as follows:

	Year Ended December 31,
	2014	2015
Research and development	$1,622	$4,931
General and administrative	888	6,331
Total stock-based compensation expense	$2,510	$11,262

The allocation between research and development and general and administrative expense was based on the department and services performed by the employee or non-employee.

Included in the table above, the Company recorded stock-based compensation expense of $338 for the year ended December 31, 2015 for stock options granted to non-employees.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

12. Stock-based Compensation  – (continued)

At December 31, 2015, the total compensation cost related to non-vested options not yet recognized was $4,614, which will be recognized over a weighted average period of four years, assuming the employees complete their service period required for vesting.

13. Income Taxes

Tax Rate Reconciliation

The income tax benefit differed from the amounts computed by applying the federal statutory income tax rate of 34% to pretax income from operations as a result of the following:

	Year Ended December 31,
	2014	2015
Income tax benefit at statutory federal rate	$(2,448)	$(6,179)
Increase (reduction) in income taxes resulting from:
Nondeductible expenses	2	69
Fair value adjustment on convertible notes	—	226
State and local income taxes, net of federal income tax benefit	(332)	(799)
Federal valuation allowance	2,446	5,884
State valuation allowance	332	799
	$—	$—

Significant Components of Current and Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	At December 31,
	2014	2015
Deferred tax assets:
Deferred rent	$—	$11
Deferred revenue	—	85
Federal and state net operating loss carryforwards	8,429	10,727
Stock-based compensation	2,221	6,493
Compensation accruals and other	22	36
Total deferred tax assets	10,672	17,352
Valuation allowance	(10,596)	(17,277)
Net deferred tax assets	76	75
Deferred tax liabilities:
Property and equipment	(76)	(75)
Total deferred tax liabilities	(76)	(75)
Net deferred tax asset (liability)	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of the deferred tax liabilities including the impact of available carryback and carryforward periods and does not believe it is more-likely-than-not the Company will realize the benefits of the deferred tax assets. Accordingly, a valuation

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

13. Income Taxes  – (continued)

allowance has been recorded against the deferred tax assets. The valuation allowance increased by approximately $2.8 million and $6.7 million for the years ended December 31, 2014 and 2015, respectively.

At December 31, 2015, the Company had federal and state net operating loss carryforwards of $28.0 million and $17.0 million, respectively. The state loss carryforwards will begin expiring in 2016 and the federal loss carryforwards will begin expiring in 2021, unless previously utilized.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more 5% stockholders increase their ownership, in the aggregate, by more than 50% percentage points over a 36-month time period testing period, or the beginning the day after the most recent ownership change, if shorter. The annual limitation may result in the expiration of net operating losses and credit before utilization.

The Company files a federal income tax return. For taxable years ending before 2012, the Company is no longer subject to U.S. federal examination; however, the Internal Revenue Service has the ability to review years prior to 2012 to the extent the Company utilizes tax attributes carried forward from those prior years. The statute of limitations on the Company’s state filings is four years.

14. License and Other Agreements

Neogen Corporation

In May 2014, the Company entered into an exclusive license agreement with Neogen Corporation (“Neogen”). The Company granted an exclusive license to Neogen to (i) use the Company’s intellectual property (“IP”), consisting primarily of the ContraPest technology and (ii) manufacture, distribute and sell commercial rodent control products in the United States and certain U.S. territories, Canada and Mexico. Under the terms of the licensing agreement, the Company was required to submit an application to the United States Environmental Protection Agency (“EPA”) for approval of ContraPest, complete two agricultural field trials that support commercial feasibility for use of the product, and submit such studies and results to Neogen for their approval. The application to the EPA was submitted in August 2015, and the EPA granted registration approval for ContraPest effective August 2, 2016. The first field trial is complete, but has not yet been approved by Neogen. With respect to the second trial, the EPA indicated to the Company that it would be more efficient to wait until the product was approved rather than applying for an additional experimental use permit. Given that the EPA has granted registration approval, the Company is now preparing to commence the second field trial.

The Company has received nonrefundable, upfront license fee payments, totaling $488. The remaining license fee of $162 will be received when Neogen formally accepts the Company’s report on its study of the field trials. The Company has determined that the license does not have stand-alone value therefore, the license fees of $488 are deferred and recognized, on a straight-line basis, from May 2014, the effective date of the agreement, over the estimated related period of performance through December 2016, which includes the acceptance by Neogen of the Company’s study for the field trials that support commercial feasibility for use of the product.

During the years ended December 31, 2014 and 2015, the Company recognized revenue of $116 and $186, respectively, under the licensing agreement. As of December 31, 2014 and 2015, deferred revenue amounted to $371 and $186, respectively. Any changes in the estimated period of performance will be accounted for prospectively as a change in estimate. The remaining license fee of $162 will be recognized as revenue when the payment is received, as there is uncertainty in collectability of this amount.

In addition, Neogen will be obligated under the licensing agreement to pay additional consideration to the Company consisting of future fixed-amount of contingent milestone payments (i.e. post-regulatory approval

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

14. License and Other Agreements  – (continued)

license fees) of up to an aggregate of $3 million, upon the first sale of products after the Company is issued its patents or at such time as the license agreement is interpreted as being covered by of the University of Arizona license and its patent; provided Neogen has protection against competition for eight or more years to utilize the licensed IP. In addition, Neogen will be obligated to pay additional contingent sales-based royalties on the net sales of licensed products by Neogen, as well as its affiliates and sublicensees, and by select accounts certain rates set forth in the license agreement. The Company has not yet received or earned these potential contingent consideration payments as the milestone events to receive such post-approval license fees and sales based royalties have not been achieved. The agreement will expire upon the later of (i) the last expiration of last patent included in the licensed IP; or (ii) the tenth anniversary of the effective date of the agreement (i.e. May 2024).

NeoVenta Solutions, Inc.

In September 2015, the Company entered into a marketing, sales and distribution agreement with NeoVenta Solutions, Inc. (“NeoVenta”). The Company granted an exclusive license to NeoVenta to market, sell and distribute its product in certain granted foreign countries (“granted countries”), consisting of Bangladesh, India, Indonesia, Malaysia, Singapore, Sri Lanka and Thailand. Other granted countries can be added when approved and agreed upon by the parties. NeoVenta will be responsible for seeking applicable regulatory approvals to market ContraPest in the granted countries. After such regulatory approvals have been obtained, the Company has granted to NeoVenta an exclusive license to market, sell and distribute its product in these granted countries. NeoVenta will make purchases of product at predetermined prices from the Company. NeoVenta has agreed to minimum sales commitments of rodent control products in granted countries, which total $23 million over the first five years. NeoVenta will make purchases of product at predetermined prices from the Company.

The initial term of the agreement is for five years from the earlier of (i) obtaining the required certifications for ContraPest or any products saleable in any of the countries in the territory; or (ii) six months after approval of ContraPest or any other products by the EPA. The agreement will automatically renew for one additional five year period. Thereafter, the agreement will renew for successive one-year periods unless written notification of intent not to renew is provided by either party to the other not less than sixty days prior to the beginning of any one-year renewal period. Currently, the parties are awaiting EPA approval of ContraPest before seeking applicable regulatory approvals in the granted countries.

Somerville

In May 2014, the Company entered into a service contract with the City of Somerville, Massachusetts (“Somerville”) whereby the Company is providing services and/or supplies in connection with conducting a rodent population study through field trials for Somerville. The total contract amount is not to exceed $215 for the services rendered and/or supplies received. Through an amendment to the contract, the contract has been extended to December 31, 2016. The contract may be terminated by Somerville, without cause at any time. The Company has recognized revenue for services rendered under this contract of $83 during the year ended December 31, 2014 in other revenue in the statements of operations and comprehensive loss. At December 31, 2015, the Company has deferred revenue of $35 under the contract.

Chicago Transit Authority

In September 2015 the Company entered into a services contract with the Chicago Transit Authority, or CTA, to begin a field trial of the Company’s bait station, which study is now complete. The total contract amount was not to exceed $58. The services contract ended in March 2016. The Company has recognized revenue for services rendered under this contract of $42 during the year ended December 31, 2015, in other revenue in the statements of operations and comprehensive loss.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

14. License and Other Agreements  – (continued)

University of Arizona

In 2005, the Company entered into an exclusive license agreement with the Arizona Board of Regents of the University of Arizona (“University”) to in-license certain patents and other intellectual property to be used in the future product development in the domestic animal fertility control market. The patent claims in the United States, Australia and New Zealand cover the use of the vinyl cyclohexene Diep oxide to deplete ovarian follicles in individual mammals and reproduction of mammals. The license agreement gives the Company exclusive rights to commercialize products based on this intellectual property. The University owns the patent rights, but the agreement requires the Company to pay all costs incurred by the University in maintaining and perfecting the patent rights. In exchange for the intellectual property, the Company paid the University a nonrefundable fee of $5, agreed to reimburse the University for its patent costs, pay milestone payments totaling up to $75 upon the achievement of certain research, development and regulatory milestones. In addition, the University is entitled to royalty fees of 5% of net sales of the licensed product and sublicensing royalty income of licensed product.

In June 2015, the Company and University executed an amended and restated exclusive license agreement. The amendment reduced the milestone payments to totaling up to $50,000 upon the achievement of certain research, development and regulatory milestones and royalty fees from 5% to 2% of net sales of licensed product and 4% of any sublicensing royalty income of licensed product. As consideration for the amended terms, the Company entered into a warrant purchase agreement whereby the University was granted a warrant to purchase 15,000 shares of common stock, with an initial fair value of $53. The warrant is exercisable immediately for a term of five years from the effective date of the amendment. See Note 9.

The agreement will terminate with last-to-expire patent licensed under the agreement which extends to 2026. The Company may terminate the agreement or the grant of rights under the agreement, at any time, upon ninety days prior written notice to the University. Future milestone payments are considered to be contingent consideration and will be accrued when probable of being paid. At December 31, 2014 and 2015, no milestone payments were probable of being paid and it is not likely in the near future.

15. Commitments and Contingencies

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Employment Agreements

The Company has entered into an employment agreement, dated October 2013, with the Chief Executive Officer which provide for an employment term of three years and will automatically renew for an additional three-year period unless terminated by either party by giving ninety days written notice. At the same time, the Company entered into an employment agreement with its Chief Scientific Officer that contained similar features and terms. The agreements, among other provisions, provide for an annual base salary which will be reviewed and may be adjusted periodically, and upon signing the agreement, a signing bonus of $1,000. The signing bonus is to be paid over three years in eleven quarterly installments of $91 per quarter, payable only from product revenue after providing for all operational expenses and such bonus is not to be paid from funds received from capital investment. The bonus would become immediately payable and due upon the employees’ termination, disability or death. Upon the signing of the employment agreements in 2013, the Company recorded a deferred compensation obligation, undiscounted non-current liability, in the amount of an

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

15. Commitments and Contingencies  – (continued)

aggregate $2,000 in signing bonuses, since the payment of such obligation is not reliably determinable. The amount will be classified as a non-current liability until an event occurs that makes the payment due and payable.

In addition, upon the sale of the Company, the agreements provide for, at the employees’ election, a lump sum cash payment equal to the current value of shares of common stock held, or no less than $3.00 per share, whichever is greater. In addition, upon the sale of the Company, the agreement provides for a bonus of (a) 1% of the amount of the net sales price that is $100,000 or less and (ii) 0.5% of the amount of the net sales price that is more than $100,000. Under the terms of the agreement, this change of control bonus would be paid regardless of whether employed by the Company at the time of any sale of all or a portion of the stock or assets, and if deceased, such amount would be paid to the employees’ estate.

The agreements provide for cash payments pursuant to a phantom equity interest in all patents owned and/or leased by the Company, such that the payments under the phantom equity interest shall be determined as if the phantom patent interested represented a one half of one percent (0.5%) gross profits interest in the patents. Gross profit means the amount received from customers that license product that has registrations. The patent bonus is due in perpetuity for so long as the Company or any successor exists regardless of whether the employees continue to be employed at the time the profits are earned by the Company or any successor entity.

Lease Commitments

The Company is obligated under capital leases for certain research and computer equipment that expires in October 2017 through May 2020. At December 31, 2014, the gross amount of office and computer equipment, and research equipment and the related accumulated amortization recorded under the capital leases was $39 and $7, respectively. At December 31, 2015, the gross amount of office and computer equipment, and research equipment and the related accumulated amortization recorded under the capital leases was $69 and $21, respectively.

In February 2012, the Company entered into an operating lease for its corporate headquarters. The lease was due to expire in January 2015. In December 2013, the Company amended its lease to expand into the remaining area in the building and extended the term to December 31, 2019. In February 2014, the Company further amended the lease to expand into an adjacent building. The lease requires escalating rental payments over the lease term. Minimum rental payments under the operating lease are recognized on a straight-line basis over the term of the lease and accordingly, the Company records the difference between the cash rent payments and the recognition of rent expense as a deferred rent liability. The lease is guaranteed by the President of the Company.

Rent expense was $175 and $205 for the year ended December 31, 2014 and 2015, respectively. The future minimum lease payments under non-cancellable operating lease and future minimum capital lease payments as of December 31, 2015 are follows:

	Capital Leases	Operating Lease
Years Ending December 31,
2016	$28	$196
2017	26	204
2018	18	213
2019	10	221
2020	3	—
Total minimum lease payments	$85	$834

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

15. Commitments and Contingencies  – (continued)

	Capital Leases	Operating Lease
Less: amounts representing interest (6.39%, ranging from 10.48% to 11.56%)	$13
Present value of minimum lease payments	72
Less: current installments under capital lease obligations	22
Total long-term portion	$50

16. Subsequent Events

Bioceres/INMET S.A. Agreement

In January 2016, the Company entered into a services agreement with Bioceres, Inc. (“Bioceres”), a wholly-owned subsidiary of Bioceres S.A., a leading agricultural biotechnology company in Argentina, and its Argentinean subsidiary, Ingenieria Metabolica S.A. (“INMET”). The Company also entered into an agency agreement with INMET whereby the Company appointed INMET as its exclusive agent to seek regulatory approval for and conduct pre-sales and marketing of its product, ContraPest, in Argentina. The Company and INMET have also agreed to manufacture and distribute its product in Argentina and other countries, as mutually agreed, through a newly formed entity.

INMET will also use the Company’s intellectual property, on a non-exclusive basis, to perform research and development services to develop an efficient production method for synthetic triptolide, the main ingredient in ContraPest. The Company and Bioceres will pay INMET for research and development services under a budgeted work plan, with $720 in tentative costs to be paid to INMET based on each entity’s proportionate ownership in a newly formed entity.

The term of the service agreement is for two years. The service agreement can be terminated at any time upon written notice by either party for any reason. The term of the agency agreement with INMET is the earlier of: (i) when the Company and INMET incorporate the joint venture entity in Argentina or (ii) January 2017.

Rights Offering

In April 2016, the Company offered to the existing holders of shares of (i) its common stock and (ii) Series B convertible preferred stock, in each case, as of April 8, 2016 (the “Record Date”), at no charge, non-transferable subscription rights, on a pro rata basis, to purchase shares of common stock at a subscription price of $2.50 per share (the “Rights Offering”). In addition, the holders also had the right to purchase additional shares of common stock, if any shares remain unsubscribed. The Company offered subscription rights on 5,794,162 shares of its common stock. The Rights Offering was conducted as a private placement on a “best efforts” basis, with no minimum subscription required.

The subscription rights were initially exercisable beginning on April 8, 2016 and expiring on April 29, 2016 (the “Subscription Period”). However, the Company reserved the right to extend the Subscription Period for up to two additional weeks. The Company extended the Subscription Period for one additional week. The Rights Offering closed on May 6, 2016.

The Company issued 2,478,486 shares of common stock and received aggregate consideration of $6,199 in the Rights Offering. The aggregate consideration received consisted of: (i) $5,284 in cash; (ii) $821 in consideration paid through the cancellation of $821 in outstanding principal amount (and related unpaid interest) under certain 2016 Unsecured Notes (as defined below) and the 2015 Unsecured Notes; and (iii) the extinguishment of $94 in amounts owed by the Company for services and related miscellaneous expenses. Such cash proceeds will be used for working capital and general corporate purposes. As the Rights Offering was offered to certain existing holders of the Company’s stock, the shares sold are treated as outstanding from the date of their issuance in the computation of loss per share, basic and diluted in future periods.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

16. Subsequent Events  – (continued)

Series B Convertible Preferred Stock

Subsequent to December 31, 2015, the Company issued an aggregate of 115,668 shares of Series B convertible preferred stock to investors at a per share price of $7.75 for total cash consideration of $896. In addition, in January 2016, a holder of 33,578 shares of Series B convertible preferred stock converted its shares of Series B convertible preferred stock into 33,578 shares of common stock.

Common Stock Warrant Issued for Marketing and Development Services

In February 2016, the Company issued to a stockholder a warrant to purchase 100,000 shares of common stock at an exercise price of $7.50 per share as consideration for providing marketing and development services in Southeast Asia. The warrant was fully vested and exercisable on the date of grant. The common stock warrant has the similar features as the Warrants disclosed in Note 10, except it is exercisable until the earlier of (i) five years from the date of grant; (ii) two years after the closing of an initial public offering of common stock by the Company; and (iii) the closing of a liquidation, dissolution or winding up of the Company. The Company estimated the fair value of the common stock warrant to be $431 on the date of grant using a Black-Scholes option pricing model based on the following significant inputs: common stock price of $7.57; comparable company volatility of 77.8%; remaining term 3.75 years; dividend yield of 0% and risk-free rate of 2.09%.

2016 Unsecured Notes; 2015 Unsecured Notes; Revised Note

In February and March 2016, the Company issued to two investors unsecured, short-term promissory notes (the “2016 Unsecured Notes”) with an aggregate principal amount of $310 bearing interest at a rate of 4% per annum. In May 2016, these 2016 Unsecured Notes were surrendered as consideration for purchase of 124,000 shares of common stock in the Rights Offering at the subscription price of $2.50 per share.

In March 2016, the Company issued to two investors additional 2016 Unsecured Notes with an aggregate principal amount of $16, together with detachable warrants to purchase 9,032 shares of common stock, for total proceeds of $16. These 2016 Unsecured Notes were then immediately exchanged by the holders into 5,018 shares of Series B convertible preferred stock at a price of $7.75 per share. At issuance, the Company allocated the proceeds of $16 and $9 to the debt and equity components, respectively. The Company recorded the equity component as a discount to these 2016 Unsecured Notes. The extinguishment of these 2016 Unsecured Notes upon their exchange into the Series B convertible preferred stock resulted in a write-off of the unamortized debt discount and the Company recorded a loss on extinguishment of $9 in 2016.

In May 2016, an investor surrendered an aggregate $500 principal amount of the 2015 Unsecured Notes, with unpaid interest of $11, as consideration for the purchase of 204,360 shares of common stock in the Rights Offering at the subscription price of $2.50 per share. The Company will record a loss on extinguishment of approximately $72, consisting of the write-off of the unamortized debt discount in 2016. See Note 6.

Also, in May 2016, the Company repaid the outstanding balance under the Revised Note, plus accrued and unpaid interest, totaling $389, as the Rights Offering triggered an acceleration of the amounts due under the Revised Note. See Note 7.

Stock Options

In January 2016, the Company issued options to purchase 20,000 shares of common stock with an exercise price of $7.50 per share to each of the two new members of the Board of Directors.

Subsequent to December 31, 2015, the Company issued 593,500 shares of common stock upon the exercise of stock options for cash proceeds of $437.

Employment Agreements

In June 2016, the Company entered into an employment letter agreement with its chief executive officer which replaced the previous employment agreement dated October 16, 2013. At the same time, the Company entered

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

16. Subsequent Events  – (continued)

into an employment letter agreement with its president and chief scientific officer that contained similar features and terms which replaced her previous employment agreement dated October 16, 2013. By entering into the employment letter agreements (the “2016 agreements”) and accepting the signing bonus, the chief executive officer and the president and chief scientific officer (collectively, the “executive officers”) waived all rights to receive any compensation amounts provided for in the previous employment agreements. See Note 14 for details of the employment agreements dated October 16, 2013 (the “2013 agreements”).

The 2013 agreements, among other provisions, provided for a signing bonus of $1,000 on the acceptance and signing of such agreements. Upon the signing of the 2013 agreements, the Company recorded a deferred compensation obligation as an undiscounted noncurrent liability, in the amount of an aggregate $2,000 for the amount of the signing bonuses, since the payment of such obligation was not reliably determinable. The amount was classified as a noncurrent liability as an event that makes the payment due and payable had not occurred.

In June 2016, the Company will reverse the deferred compensation obligation of $2,000 to additional paid in capital which is in the period the terms of 2016 agreements were accepted and replaced the previous employment agreements. As such, the executive officers, whom are also principal stockholders, have forgiven the compensation that was previously earned and due under the 2013 agreements.

The 2016 agreements, among other things, provide for an annual base salary which will be reviewed and may be adjusted periodically and, upon signing of the 2016 agreements, a signing bonus was payable within one business day after the signing the 2016 agreements. In addition, the 2016 agreements provide for an annual incentive bonus with a minimum target value equal to a certain stated percentage of annual base salary; however, any incentive bonus is determined at the discretion of the Board of Directors.

The 2016 agreements also provide for the grant of the award of restricted stock units (RSU) representing the right to receive 220,000 shares of the Company’s common stock. The RSU award will vest and be settled over a three-year period, with one-third of the units vesting on the twelve-month anniversary of the date of grant, and the remaining units vesting in equal quarterly tranches over the following twenty-four months of continuous service.

Upon the sale of the Company, the 2016 agreements provides for a bonus of (a) 1% of the amount of the net sales price of the Company that is $100,000 or less, plus (ii) an additional 0.5% of the amount of the net sales price of the Company that is more than $100,000, payable in cash or other proceeds payable to other stockholders in such Company. Under the terms of her agreement, the executives shall be entitled to this change of control bonus if the change of control transaction occurs within 12 months following the termination of the executive’s employment by the Company without cause (as such term is defined in the 2016 agreement excluding death or disability) or within 12 months following the executive’s resignation for good reason (as such term is defined in the 2016 agreement), provided that the executive remains in compliance with the confidentiality and other ongoing post-termination obligations under the 2016 agreement.

In the event of terminated without cause or resignation for good reason (as such terms are defined in the 2016 agreements) or upon death, all base salary and benefits for a period of twelve months following the effective date of such termination will be payable. Also, any earned but unpaid annual bonus, and all outstanding equity awards will accelerate immediately upon the date of termination.

Resolution of Dispute

In recognition of his continued support and cooperation, and to resolve a dispute regarding whether his options appropriately expired in the first quarter of 2016, in July 2016, the Company’s Board of Directors agreed to issue to its former chief executive officer 120,000 shares of the Company’s common stock. The expense of $300 associated with this full and final settlement will be recorded in the six months ended June 30, 2016.

SENESTECH, INC.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands, except share and per share data)

16. Subsequent Events  – (continued)

Series A convertible preferred stock

On August 1, 2016, the Company and NAU Ventures, LLC, the holder of the Series A convertible preferred stock, entered into a Conversion and Termination Agreement (the “Conversion Agreement”). Pursuant to the Conversion Agreement, the holder has agreed to convert all of its shares of Series A convertible preferred stock into 400,000 shares of common stock immediately prior to the consummation of the Company’s proposed initial public offering. In addition, the Company has agreed to make a cash payment of approximately $161,000 to the holder of the Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering, in an amount to be determined at the time of conversion of such shares in connection with the Company’s proposed initial public offering. In the event the Company’s initial public offering is not consummated on or before July 31, 2017, then the Conversion Agreement will terminate in its entirety and the terms of the Series A convertible preferred stock will revert back to its original terms as outlined in Note 10.

The Company has evaluated subsequent events from the balance sheet date through August 2, 2016, the date at which the financial statements were issued, and determined that there were no other items that require adjustment to or disclosure in the financial statements.

SenesTech, Inc.

Condensed Balance Sheets
(in thousands, except shares and per share data)

	December 31, 2015	June 30, 2016	Proforma June 30, 2016
	(Note 2)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$141	$3,316
Accounts receivable	13	14
Prepaid expenses and other	36	35
Total current assets	190	3,365
Property and equipment, net	613	564
Deferred offering costs and other	138	582
Total assets	$941	$4,511
Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Short-term debt	$27	$24
Accounts payable	544	393
Accrued expenses	758	893
Notes payable, related parties	462	25
Convertible notes payable, related parties	200	200
Deferred revenue	221	128
Total current liabilities	2,212	1,663
Notes payable, related parties	34	21
Long-term debt, net	450	37
Common stock warrant liability	63	12
Deferred compensation obligation and other	2,028	173
Total liabilities	4,787	1,906
Series A convertible preferred stock, $0.001 par value, authorized 2,000,000 shares; issued and outstanding, 400,000 shares at December 31, 2015 and June 30, 2016, respectively, actual; liquidation preference of $2,017 and $2,077 at December 31, 2015 and June 30, 2016 respectively; authorized shares, shares issued and outstanding at June 30, 2016, on pro forma basis	4,380	4,380
Series B convertible preferred stock, $0.001 par value, authorized 7,515,000 shares; issued and outstanding, 399,512 and 483,609 shares at December 31, 2015 and June 30, 2016, respectively actual; authorized shares; no shares issued and outstanding at June 30, 2016, on pro forma basis	3,096	3,748
Stockholders’ equity (deficit):
Common stock, $0.001 par value, authorized 100,000,000 shares; issued and outstanding, 4,108,766 shares and 7,010,431 shares at December 31, 2015 and June 30, 2016 respectively, actual; authorized shares; shares issued and outstanding at June 30, 2016, on proforma basis	4	7
Additional paid-in capital	39,000	49,261
Accumulated other comprehensive income, Series A convertible preferred stock dividend	17	77
Stock subscribed but not issued	14	19
Accumulated deficit	(50,357)	(54,887)
Total stockholders’ equity (deficit)	(11,322)	(5,523)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$941	$4,511

The accompanying notes are an integral part of these condensed financial statements.

SenesTech, Inc.

Condensed Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share data)

	Six Months Ended June 30,
	2015		2016
Revenue:
License revenue		$93		$130
Operating expenses:
Research and development		1,134		1,135
General and administrative		1,276		3,327
Total operating expenses		2,410		4,462
Loss from operations		(2,317)		(4,332)
Interest expense		(300)		(43)
Interest expense, related parties		(48)		(34)
Loss on extinguishment of unsecured promissory note (Note 5)		(231)		(112)
Other income (expense)		(48)		51
Total other income (expense)		(627)		(138)
Net loss and comprehensive loss		$(2,944)		$(4,470)
Accruing Series A convertible preferred stock dividends		—		60
Net loss attributable to common shareholders		$(2,944)		$(4,530)
Loss per share attributable to common shareholders, basic and diluted		$(0.81)		$(0.89)
Weighted average common shares outstanding, basic and diluted		3,640,793		5,080,762
Pro forma data – (Unaudited) (Note 2)
Loss per share attributable to common shareholders, basic and diluted	$		$
Weighted average common shares outstanding, basic and diluted

The accompanying notes are an integral part of these condensed financial statements.

SenesTech, Inc.

Condensed Statement of Convertible Preferred Stock and Stockholders’ Deficit (Unaudited)
(in thousands, except shares and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Stock Subscribed not Issued		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balances at December 31, 2015	400,000	$4,380	399,512	$3,096	4,108,766	$4	$39,000	3,250	$14	$17	$(50,357)	$(11,322)
Issuance of common stock for services, certifiicates not issued	—	—	—	—	—	—	—	750	5	—	—	5
Issuance of common stock sold for cash	—	—	—	—	2,478,486	3	6,196	—	—	—	—	6,199
Forgiveness of accrued liabilities, Related Party	—	—	—	—	—	—	2,003	—	—	—	—	2,003
Issuance of common stock upon exercise of stock options	—	—	—	—	389,602	—	326	—	—	—	—	326
Issuance of Series B convertible preferred stock for cash (Note 8)	—	—	115,668	896	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock for conversion of notes (Notes 5 and 8)	—	—	2,007	16	—	—	—	—	—	—	—	—
Issuance of common stock upon conversion of Series B preferred stock (Note 8)	—	—	(33,578)	(260)	33,578	—	260	—	—	—	—	260
Stock-based compensation	—	—	—	—	—	—	1,467	—	—	—	—	1,467
Recognition of warrants issued with Unsecured Notes	—	—	—	—	—	—	9	—	—	—	—	9
Series A convertible preferred stock dividend	—	—	—	—	—	—	—	—	—	60	(60)	—
Net loss	—	—	—	—	—	—	—	—	—	—	(4,470)	(4,470)
Balances at June 30, 2016	400,000	$4,380	483,609	$3,748	7,010,432	$7	$49,261	4,000	$19	$77	$(54,887)	$(5,523)

The accompanying notes are an integral part of these condensed financial statements.

SenesTech, Inc.

Condensed Statements of Cash Flows (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2015	2016
Cash flows from operating activities:
Net loss	$(2,944)	$(4,470)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization on property and equipment	89	94
Stock-based compensation	239	1,467
Stock issued for services	—	6
Non-cash charge for settlement of dispute	—	300
Amortization of debt discounts	133	27
Change in fair value of convertible notes payable, related parties	(30)	—
Revaluation of common stock warrant liability	52	(51)
Loss on extinguishment of debt	231	112
Changes in operating assets and liabilities:
Accounts receivable	30	(1)
Prepaid expenses and other	7	1
Accounts payable	161	(151)
Accrued expenses and other	134	19
Deferred revenue	(93)	(93)
Net cash used in operating activities	(1,991)	(2,740)
Cash flows from investing activity:
Purchases of property and equipment	(117)	(45)
Net cash used in investing activities	(117)	(45)
Cash flows from financing activities:
Proceeds from the issuance of series B convertible preferred stock	—	896
Proceeds from the issuance of common stock	—	6,199
Repayments of convertible notes payable, related parties	(38)	—
Proceeds from issuance of convertible notes payable	875	436
Repayments of convertible notes payable	—	(810)
Proceeds from issuance of notes payable	500	—
Repayments of notes payable	(6)	(5)
Proceeds from issuance of notes payable, related parties	80	—
Repayments of notes payable, related parties	—	(628)
Repayments of capital lease obligations	(7)	(10)
Payment of deferred offering costs	—	(444)
Proceeds from exercise of unvested and vested stock options	1	326
Net cash provided by financing activities	1,405	5,960
Net (decrease) increase in cash	(703)	3,175
Cash at beginning of period	821	141
Cash at end of period	$118	$3,316
Supplemental Disclosure of Non-Cash Investing and Financing Activities
Issuance of capital lease obligations for purchases of equipment	$31	$—
Original issue discount	$—	$147
Debt discount on convertible notes payable	$143	$9
Contributed capital, debt forgiveness by related parties	$—	$2,003
Issuance of Series B convertible preferred stock in connection with conversion of notes payable (Note 8)	$541	$16
Issuance of shares of common stock upon conversion of Series B convertible preferred stock (Note 8)	$—	$260
Dividends	$—	$60

The accompanying notes are an integral part of these condensed financial statements.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1. Organization and Description of Business

SenesTech, Inc. (the “Company”) was formed in July 2004 and incorporated in the state of Nevada. The Company subsequently reincorporated in the state of Delaware in November 2015. The Company has its corporate headquarters in Flagstaff Arizona.

The Company has developed proprietary technology for managing animal pest populations through fertility control. The Company believes that its innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Its first fertility control product candidate, ContraPest, will be marketed for use in controlling the rat population. The innovative compound is consumed by rats and leaves them non-reproductive without other observable side effects. The Company is pursuing regulatory approvals for ContraPest in various jurisdictions, including the United States (“U.S.”), India, Argentina and the European Union (“EU”). On August 23, 2015, the Company submitted ContraPest for registration with the U.S. Environmental Protection Agency (“EPA”), and the EPA granted registration approval for ContraPest effective August 2, 2016. Following regulatory approval for ContraPest, the Company plans to commercialize and distribute ContraPest by leveraging new and existing third party relationships with manufacturing, marketing and distribution partners in the U.S. and internationally.

Need for Additional Capital

In the course of its research and development activities, the Company has sustained operating losses since its inception and expects such losses to continue for the foreseeable future. The Company’s ultimate success depends upon the outcome of a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and commercialization of ContraPest and its other product candidates; (iii) market acceptance and commercial viability of ContraPest and other products if the Company obtains the necessary regulatory approvals; (iv) the ability to market its products and establish an effective sales force and marketing infrastructure to generate significant revenue; (v) the ability to retain and attract key personnel to develop, operate and grow its business; and (vi) the timely and successful completion of additional financing. The Company has funded its operations to date through the sale of convertible preferred stock and common stock, debt financing, consisting primarily of convertible notes and, to a lesser extent, payments received in connection with research grants and licensing fees. As of June 30, 2016, the Company has an accumulated deficit of $54,869. The Company requires additional capital and plans to continue to fund its operating losses and research and development activities in the near term by issuing additional debt and equity instruments. However, if such equity or debt financing is not available at adequate levels, the Company will need to reevaluate its plans.

Basis of Presentation

All amounts shown in these financial statements are in thousands, except percentages and per share and share amounts. Per share and share amounts reflect post-reverse split values.

2. Summary of Significant Accounting Policies

Unaudited Interim Condensed Financial Statements

The interim condensed balance sheet as of June 30, 2016, and the condensed statements of operations and comprehensive loss, and cash flows for the six months ended June 30, 2015 and 2016 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments, consisting of a normal and recurring nature that are necessary for a fair presentation of the Company’s financial position as of June 30, 2016 and its results of operations and cash flows for the six months ended June 30, 2015 and 2016. The financial data and other financial information disclosed in these notes to the condensed financial statements related to the six-month periods are also unaudited. The results of operations for the six months

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016 or for any future annual or interim period. The balance sheet at December 31, 2015 included herein was derived from the audited financial statements as of that date. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The significant estimates in the Company’s financial statements include the valuation of preferred stock, common stock and related warrants, and other stock-based awards. Actual results could differ from such estimates.

Unaudited Pro Forma Balance Sheet Information

Upon the closing of the initial public offering, the Series A convertible preferred stock and the Series B convertible preferred stock will be converted into shares of common stock. The holder of the Series A convertible preferred stock has elected and agreed to convert all of its shares of Series A convertible preferred stock upon the closing of the initial public offering.

The unaudited pro forma balance sheet information as of June 30, 2016 assumes the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of common stock and all outstanding shares of Series B convertible preferred stock, including the receipt of net proceeds of $225 from 29,028 shares of Series B convertible preferred stock sold and issued in April 2016, will be automatically converted into 483,609 shares of common stock upon the closing of the initial public offering.

As of June 30, 2016, there are no issued or outstanding common stock options for the purchase of stock that provide for the acceleration of vesting in the event of an initial public offering.

The unaudited pro forma balance sheet information was prepared as though the completion of the initial public offering had occurred on June 30, 2016. The unaudited pro forma balance sheet information does not include the shares of common stock expected to be sold and related proceeds from the initial public offering.

Deferred Offering Costs

Deferred offering costs consist primarily of legal, accounting and other direct and incremental fees and costs related to the Company’s planned initial public offering. The deferred offering costs will be offset against the proceeds received from the initial public offering upon the closing of the offering. In the event the offering is postponed or terminated, such deferred offering costs will be expensed. At December 31, 2015 and June 30, 2016, deferred offering costs of $132 and $577, respectively, were deferred in the accompanying balance sheets.

Revenue Recognition

The Company recognizes revenue from licensing agreements and contracts to perform pilot studies when (i) persuasive evidence of an arrangement exists; (ii) the performance of service has been rendered to a customer or delivery has occurred; (iii) the amount of fee to be paid by a customer is fixed and determinable; and (iv) the collectability of the fee is reasonably assured.

The Company has generated revenue from a license agreement with a strategic partner, pursuant to which the Company has granted to such partner the exclusive right to manufacture and distribute its product, ContraPest, once the required regulatory approvals have been received. The terms of the licensing agreement contain

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

multiple elements or deliverables, as discussed below. Management evaluates whether the arrangement involving the multiple deliverables contains more than one unit of accounting. To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances of the arrangement.

The Company determined that the license granted pursuant to the license agreement did not have stand-alone value and, therefore, the nonrefundable, upfront license fee payments received by the Company should be recognized on a straight-line basis over the estimated related performance period (i.e. from the effective date of the agreement through the estimated completion date of the Company’s substantive performance obligations).

In accordance with the terms of the license agreement, the Company may also receive a future fixed amount of contingent milestone payments (i.e. post-regulatory approval license fees) and contingent sales-based royalties to be received upon the achievement of certain milestone events. The milestone events under the agreement include regulatory approval, patent issuance or alternative intellectual property coverage, and sales-based events. The Company has not yet earned or received any of the potential contingent milestone payments, as the milestone events to receive such post-approval license fees and sales-based royalties have not been achieved. The Company recognizes revenue that is contingent upon the achievement of a substantive milestone event in its entirety in the period in which the milestone is achieved. A milestone is considered substantive when the consideration payable to the Company for such milestone has all of the following characteristics: (i) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved; (ii) the event can only be achieved based in whole or part on either the Company’s performance or a specific outcome resulting from the Company’s performance; and (iii) if achieved, the event would result in additional payments being due to the Company. As the potential contingent consideration is to be received only upon the achievement of milestone events that are considered substantive, the Company will recognize such revenue in the period the milestone is achieved and the milestone payments are due and collectible. In addition, the Company will account for sales-based royalties as revenue upon achievement of certain sales milestones.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue on the balance sheet. Amounts expected to be recognized as revenue in the next twelve months following the balance sheet date are classified as a current liability.

The Company recognizes other revenue earned from pilot studies upon the performance of specific services under the respective service contract.

To date, the Company has not generated any revenue from the commercial sales of products.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses primarily consist of salaries and benefits for research and development employees, stock-based compensation, consulting fees, lab supplies, and costs incurred related to conducting scientific trials and field studies, and regulatory compliance costs. Also, included in research and development expenses is an allocation of facilities related costs, including depreciation of research and development equipment.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

Stock-based Compensation

Employee stock-based awards, consisting of stock options expected to be settled in shares of the Company's common stock, are recorded as equity awards. The grant date fair value of these awards is measured using the Black-Scholes option pricing model. The Company expenses the grant date fair value of its stock options on a straight-line basis over their respective vesting periods. Performance-based awards are expensed over the performance period when the related performance goals are probable of being achieved.

For equity instruments issued to non-employees, the stock-based consideration is measured using a fair value method. The measurement of the stock-based compensation is subject to re-measurement as the underlying equity instruments vest.

Convertible Preferred Stock

The Series A convertible preferred stock and Series B convertible preferred stock have been presented outside of permanent equity, in temporary or mezzanine equity, on the Company’s December 31, 2015 and June 30, 2016 balance sheets. The Company initially records preferred stock that may be redeemed at the option of the holder based on the occurrence of an event outside of the Company’s control, at the value of the proceeds received. Subsequently, if it is probable that the preferred stock will become redeemable, the Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying amount of the preferred stock to equal its redemption value at the end of each reporting period. If it is not probable that the preferred stock will become redeemable, the Company does not adjust its carrying amount. In the absence of retained earnings, these charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Valuation of Common Stock

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities issued as Compensation, to estimate the fair value of its common stock. The valuation methodology includes estimates and assumptions that require significant judgments made by the Company’s management. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, and the likelihood of achieving a liquidity event, such as an initial public offering or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of the Company’s common stock at each valuation date.

Loss per Share Attributable to Common Stockholders

Basic loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share attributable to common stockholders is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury stock and if-converted methods. For purposes of the computation of diluted loss per share attributable to common stockholders, the Series A convertible preferred stock, Series B convertible preferred stock, convertible promissory notes, common stock purchase warrants, and common stock options are considered to be potentially dilutive securities but have been excluded from the calculation of diluted loss per share attributable to common stockholders because their effect would be anti-dilutive given the net loss reported for the six months ended June 30, 2015 and 2016. Therefore, basic and diluted loss per share attributable to common stockholders was the same for all periods presented.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies  – (continued)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted loss per share attributable to common stockholders (in common stock equivalent shares):

	June 30,
	2015	2016
Series A convertible preferred stock	—	400,000
Series B convertible preferred stock	—	483,609
Convertible promissory notes	361,517	40,000
Common stock purchase warrants	383,926	719,519
Common stock options	141,000	937,170
Total	886,443	2,580,298

Unaudited Pro Forma Loss Per Share Attributable to Common Stockholders

Upon the closing of the initial public offering, all of the outstanding shares of Series A convertible preferred stock will be converted into shares of common stock as the holder of the Series A convertible preferred stock has agreed to convert all of its shares of Series A convertible preferred stock in connection with the initial public offering. In addition, the Series B convertible preferred stock will be automatically converted into shares of common stock.

The denominator in the unaudited pro forma basic and diluted loss per share attributable to common stockholders has been computed to give effect to the conversion of Series A and Series B convertible preferred stock that will occur upon the closing of the initial public offering, as if the preferred stock had been converted into common stock at the beginning of the period presented.

The unaudited pro forma loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received from the initial public offering.

The Company believes the unaudited pro forma loss per share and disclosure provides material information to investors, as it provides an indication of the loss per common share that will be reported by the Company following the closing of the initial public offering.

The following table sets forth the computation of the Company’s unaudited pro forma loss per share attributable to common stockholders:

Six Months Ended June 30, 2016
(Unaudited)
Numerator:
Net loss attributable to common stockholders	$
Denominator:
Weighted average common shares outstanding, basic and diluted
Add:
Pro forma adjustment to reflect the assumed conversion of Series A and Series B convertible preferred stock
Pro forma weighted average common shares outstanding, basic and diluted
Pro forma net loss attributable to common stockholders	$

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

3. Fair Value Measurements

The accounting guidance for fair value, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The framework for measuring fair value consists of a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

•	Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets and liabilities at the measurement date;
•	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations, including present value techniques, option-pricing and excess earnings models.

Items Measured at Fair Value on a Recurring Basis

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2015	June 30, 2016	Valuation Technique
Common stock warrant liability	$63	$12	C

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

Common Stock Warrant Liability
Balance at December 31, 2015	$63
Change in fair value(1)	(51)
Balance at June 30, 2016	$12

(1)	The change in the fair value was recorded to other income (expense) in the statements of operations and comprehensive loss.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

3. Fair Value Measurements  – (continued)

Financial Instruments Not Carried at Fair Value

The carrying amounts of the Company’s financial instruments, including accounts payable and accrued liabilities, approximate fair value due to their short maturities. The estimated fair value of the convertible notes and other notes, not recorded at fair value, is recorded at cost or amortized cost which was deemed to estimate fair value.

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2015	June 30, 2016
Compensation and related benefits	$425	$395
Accrued interest	4	—
Accrued interest – related parties	329	198
Accrual for settlement of dispute (Note 10)	—	300
Total	$758	$893

5. Borrowings

A summary of the Company’s borrowings, including capital lease obligations, is as follows:

	December 31, 2015	June 30, 2016
Short-term debt, current portion of long-term debt	$27	$24
Long-term debt:
Capital lease obligations	$72	$62
Unsecured promissory notes	400	82
Other promissory notes	5	—
Total	477	144
Less: current portion of long-term debt	27	24
Total long-term debt	$450	$120

2016 Unsecured Notes

In February and March 2016, the Company issued to two investors unsecured, short-term promissory notes (the “2016 Unsecured Notes”) with an aggregate principal amount of $310 bearing interest at a rate of 4% per annum. In May 2016, these 2016 Unsecured Notes were surrendered as consideration for purchase of 124,000 shares of common stock in the Rights Offering at the subscription price of $2.50 per share. See Note 11. As such, the outstanding principal balance of $310 is classified as long-term debt on the balance sheet as of June 30, 2016.

In March 2016, the Company issued to two investors additional 2016 Unsecured Notes with an aggregate principal amount of $16, together with detachable warrants to purchase 9,032 shares of common stock, for total proceeds of $16. These 2016 Unsecured Notes were then immediately surrendered as consideration for the purchase of 10,036 shares of Series B convertible preferred stock at a price of $7.75 per share. At issuance, the Company allocated the proceeds of $7 and $9 to the debt and equity components, respectively. The Company recorded the equity component as a discount to these 2016 Unsecured Notes. The extinguishment of these 2016 Unsecured Notes, upon their cancellation and exchange into the Series B convertible preferred stock resulted in a write-off of the unamortized debt discount and the Company recorded a loss on extinguishment of $9 in the six months ended June 30, 2016.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

6. Notes Payable, Related Parties; Revised Note

The Company issued a series of unsecured promissory notes to a previous executive employee for deferred salaries to be repaid in a future period. The notes accrue interest at a rate of 8% per annum. The outstanding balance on these notes, including accrued interest, totaled $380 at December 31, 2015. In March 2016, the Company issued an amended and restated promissory note (“Revised Note”) in the amount of $414, which includes accrued and unpaid interest and other settlement costs and replaced in their entirety the previous unsecured promissory notes. The Revised Note of $414 requires the Company to pay an initial payment of $25 upon the effective date of the note, and monthly and quarterly payments of $10 and $25, respectively, thereafter, with interest accruing at 12% per annum. Additionally, the Revised Note provides for an acceleration of the amount due in the event of (i) a merger, sale or acquisition of substantially of the Company’s assets; (ii) initial public offering; (iii) total equity raise of $2.5 million or more; and (iii) debt financing of $2.5 million with an unaffiliated lender within thirty days of such events. At March 31, 2016, the outstanding balance on the Revised Note was $371.

In May 2016, the Company repaid the outstanding balance under the Revised Note, plus accrued and unpaid interest totaling $389, as the consummation of the Rights Offering triggered an acceleration of the amounts due under the Revised Note. See Note 11.

In May 2016, an investor surrendered an aggregate $500 principal amount of certain unsecured notes that had been issued in September, October and December 2015 (the “2015 Unsecured Notes”), with unpaid interest of $11, as consideration for the purchase of 204,400 shares of common stock in the Rights Offering at the subscription price of $2.50 per share. The Company recorded a loss on extinguishment of approximately $72, consisting of the write-off of the unamortized debt discount in 2016.

Also, in May 2016, the Company repaid the outstanding balance under the Revised Note, plus accrued and unpaid interest, totaling $389, as the Rights Offering triggered an acceleration of the amounts due under the Revised Note.

7. Common Stock Warrants

The table summarizes the common stock warrant activity, for the period indicated, as follows:

Common Stock Warrants	Number of Warrants	Date Issued	Term		Exercise Price
Outstanding at December 31, 2015	610,487
Marketing and Development Services	100,000	February 2016	5 years	(1)	$7.50
Promissory Notes	9,032	March 2016	3 years	(1)	$7.50
Warrants granted	109,032
Outstanding at June 30, 2016	719,519

(1)	The warrants also terminate, if not exercised, (i) two years after the closing of an initial public offering of common stock; or (ii) the closing of a liquidation, dissolution or winding up of the Company.

Common Stock Warrant Issued for Marketing and Development Services

In February 2016, the Company issued to a stockholder a warrant to purchase 100,000 shares of common stock at an exercise price of $7.50 per share as consideration for providing marketing and development services in Southeast Asia. The warrant is fully vested and exercisable on the date of grant. The common stock warrant is exercisable until the earlier of (i) five years from the date of grant; (ii) two years after the closing of an initial public offering of common stock; and (iii) the closing of a liquidation, dissolution or winding up of the Company. The Company estimated the fair value of the common stock warrant to be $431 on the date of grant using a Black-Scholes option pricing model based on the following significant inputs: common stock price of $7.575; comparable company volatility of 77.8%; remaining term 3.75 years;

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

7. Common Stock Warrants  – (continued)

dividend yield of 0% and risk-free rate of 2.09%. The Company recorded the fair value of the warrant as stock-based compensation expense within general and administrative expense on the date of grant.

March 2016 Promissory Notes Common Stock Warrants

In March 2016, the Company issued certain 2016 Unsecured Notes with common stock warrants to purchase an aggregate of 9,032 shares of common stock at an exercise price of $7.50 per share. See Note 5. The common stock warrants are exercisable until the earlier of (i) 3 years from the date of grant; (ii) 2 years after the closing of an initial public offering of common stock; and (iii) the closing of a liquidation, dissolution or winding up of the Company. The Company estimated the fair value of the common stock warrants on the date of grant using a Monte Carlo pricing model based on the following significant inputs: common stock price of $7.575; comparable company volatility 79.6%; and risk-free rate of 1.49%.

8. Series B Convertible Preferred Stock

For the six months ended June 30, 2016, the Company issued an aggregate of 115,668 shares of Series B convertible preferred stock to investors at a per share price of $7.75 for total cash consideration of $896. In addition, in January 2016, a holder of 33,578 shares of Series B convertible preferred stock converted its shares into 33,578 shares of common stock.

In March 2016, certain 2016 Unsecured Notes were exchanged by the holders for 2,007 shares of Series B convertible preferred stock. See Note 5.

9. Stockholders’ Deficit

During the six months ended June 30, 2016, the Company issued 389,602 shares of common stock upon the exercise of stock options for cash proceeds of $326.

10. Stock-based compensation

Effective December 2008, the Company established the 2008-2009 Non-Qualified Stock Option Plan (the “2008 – 2009 Plan”) under which 20,000 stock options remain outstanding at June 30, 2016. The stock-based awards were issued with a price not less than $15.00 per share or 100% of the fair value of a share of common stock on the date of grant. After July 2015, no further awards were granted under the 2008 – 2009 Plan. Such outstanding awards will continue to be governed by their existing terms under the 2008 – 2009 Plan.

Effective July 2015, the Company’s stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”), which permits the issuance of up to 2,000,000 shares reserved for the grant of stock options, stock appreciation rights, restricted stock units and other stock-based awards for employees, directors or consultants of the Company. The Board of Directors approved an additional 1,000,000 shares of common stock for issuance under the 2015 Plan. The stock-based awards are generally issued with a price equal to no less than fair value at the date of grant. Options granted under the 2015 Plan generally vest immediately, or ratably over a two to thirty-six month period coinciding with their respective service periods; however, participants may exercise their options prior to vesting as provided by the 2015 Plan. Unvested shares issued for options exercised early may be subject to repurchase, at the original exercise price, by the Company if the participant terminates prior to vesting in such options. Options under the 2015 Plan generally have a contractual term of five or ten years. Certain stock option awards provide for accelerated vesting upon a change in control or an initial public offering. As of June 30, 2016, the Company had 306,555 shares of common stock available for issuance under the 2015 Plan.

The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest. The cash received in exchange for exercised and unvested shares of 1,100,556 related to the stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheet and will be transferred into common

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Stock-based compensation  – (continued)

stock and additional paid-in capital as the shares vest. At June 30, 2016, the Company recorded $110 in deferred compensation obligations and other liabilities associated with unvested shares issued with repurchase rights.

The Company measures the fair value of stock options with service-based and performance-based vesting criteria to employees, directors and consultants on the date of grant using the Black-Scholes option pricing model. The fair value of equity instruments issued to non-employees is re-measured as the award vests. The Black-Scholes valuation model requires the Company to make certain estimates and assumptions, including assumptions related to the expected price volatility of the Company’s stock, the period under which the options with be outstanding, the rate of return on risk-free investments, and the expected dividend yield for the Company’s stock.

The weighted-average assumptions used in the Black-Scholes option-pricing model used to calculate the fair value of options granted to employees for the six months ended June 30, 2016, were as follows:

Expected volatility	76.3%
Expected dividend yield	0%
Expected term (in years)	3.5
Risk-free interest rate	1.05%

The table summarizes the stock option activity, for both plans, for the periods indicated as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2015	2,124,334	$0.50	6.4	$4,249
Granted	40,000	$7.50	4.6
Exercised	593,602	$0.85
Forfeited	210,849	$0.50
Expired	14,583	$15.00
Outstanding at June 30, 2016	1,345,300	$0.70	7.9	$2,422
Vested and expected to vest at June 30, 2016	937,170	$0.65	5.2	$1,734
Exercisable at June 30, 2016	937,170	$0.65	5.2	$1,734

(1)	The aggregate intrinsic value on the table was calculated based on the difference between the estimated fair value of the Company’s stock and the exercise price of the underlying option. The estimated stock values used in the calculation was $2.50 per share for each of the six months ended June 30, 2015 and 2016.

The weighted average grant-date fair value of options granted to employees for the six months ended June 30, 2016 was $4.05 per share.

The stock-based compensation expense was recorded as follows:

	Six Months Ended June 30,
	2015	2016
Research and development	$43	$174
General and administrative	196	1,299
Total stock-based compensation expense	$239	$1,473

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Stock-based compensation  – (continued)

The allocation between research and development, and general and administrative expense was based on the department and services performed by the employee or non-employee.

Included in the table above, the Company recorded stock-based compensation expense of $47 for the six months ended June 30, 2016 for stock options granted to non-employees.

In June 2016, the Company entered into an employment letter agreement with its chief executive officer which replaced the previous employment agreement dated October 16, 2013. At the same time, the Company entered into an employment letter agreement with its president and chief scientific officer that contained similar features and terms which replaced her previous employment agreement dated October 16, 2013. By entering into the employment letter agreements (the “2016 agreements”) and accepting the signing bonus, the chief executive officer and the president and chief scientific officer (collectively, the “executive officers”) waived all rights to receive any compensation amounts provided for in the previous employment agreements. See Note 14 for details of the employment agreements dated October 16, 2013 (the “2013 agreements”).

The 2013 agreements, among other provisions, provided for a signing bonus of $1,000 on the acceptance and signing of such agreements. Upon the signing of the 2013 agreements, the Company recorded a deferred compensation obligation as an undiscounted noncurrent liability, in the amount of an aggregate $2,000 for the amount of the signing bonuses, since the payment of such obligation was not reliably determinable. The amount was classified as a noncurrent liability as an event that makes the payment due and payable had not occurred.

In June 2016, the Company reversed the deferred compensation obligation of $2,000 to additional paid in capital which is in the period the terms of 2016 agreements were accepted and replaced the previous employment agreements. As such, the executive officers, whom are also principal stockholders, have forgiven the compensation that was previously earned and due under the 2013 agreements.

The 2016 agreements, among other things, provide for an annual base salary which may be adjusted periodically and, upon signing of the 2016 agreements, a signing bonus was payable within one business day after the signing the 2016 agreements. In addition, the 2016 agreements provide for an annual incentive bonus with a minimum target value equal to a certain stated percentage of annual base salary; however, any incentive bonus is determined at the discretion of the Board of Directors.

The 2016 agreements also provide for the grant of the award of restricted stock units (RSU) representing the right to receive 220,000 shares of the Company’s common stock. The RSU award will vest and be settled over a three-year period, with one-third of the units vesting on the twelve-month anniversary of the date of grant, and the remaining units vesting in equal quarterly tranches over the following twenty-four months of continuous service.

Upon the sale of the Company, the 2016 agreements provides for a bonus of (a) 1% of the amount of the net sales price of the Company that is $100,000 or less, plus (ii) an additional 0.5% of the amount of the net sales price of the Company that is more than $100,000, payable in cash or other proceeds payable to other stockholders in such Company. Under the terms of her agreement, the executives shall be entitled to this change of control bonus if the change of control transaction occurs within 12 months following the termination of the executive’s employment by the Company without cause (as such term is defined in the 2016 agreement excluding death or disability) or within 12 months following the executive’s resignation for good reason (as such term is defined in the 2016 agreement), provided that the executive remains in compliance with the confidentiality and other ongoing post-termination obligations under the 2016 agreement.

In the event of terminated without cause or resignation for good reason (as such terms are defined in the 2016 agreements) or upon death, all base salary and benefits for a period of twelve months following the effective date of such termination will be payable. Also, any earned but unpaid annual bonus, and all outstanding equity awards will accelerate immediately upon the date of termination.

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. Stock-based compensation  – (continued)

In recognition of his continued support and cooperation, and to resolve a dispute regarding whether his options appropriately expired in the first quarter of 2016, in July 2016, the Company’s Board of Directors agreed to issue to its former chief executive officer 120,000 shares of the Company’s common stock. The expense of $300 associated with this full and final settlement was recorded in the six months ended June 30, 2016.

At June 30, 2016, the total compensation cost related to non-vested options not yet recognized was $4,887, which will be recognized over a weighted average period of four years, assuming the employees complete their service period required for vesting.

11. Stockholders’ Deficit

Rights Offering

In April 2016, the Company offered to holders of shares of (i) its common stock and (ii) Series B convertible preferred stock, in each case as of April 8, 2016 (the “Record Date”), at no charge, non-transferable subscription rights, on a pro rata basis, to purchase shares of common stock at a subscription price of $2.50 per share (the “Rights Offering”). In addition, the holders also had the right to purchase additional shares of common stock, if any shares remain unsubscribed. The Company offered subscription rights on 5,794,162 shares of its common stock. The Rights Offering was conducted as a private placement on a “best efforts” basis, with no minimum subscription required.

The subscription rights were initially exercisable beginning on April 8, 2016 and expiring on April 29, 2016 (the “Subscription Period”). However, the Company reserved the right to extend the Subscription Period for up to two additional weeks. The Company extended the Subscription Period for one additional week. The Rights Offering closed on May 6, 2016.

The Company issued 2,478,486 shares of common stock and received aggregate consideration of $6,199 in the Rights Offering. The aggregate consideration received consisted of: (i) $5,284 in cash; (ii) $821 in consideration paid through the cancellation of $821 in outstanding principal amount (and related unpaid interest) under certain 2016 Unsecured Notes and the 2015 Unsecured Notes (as defined below) by various note holders; and (iii) the extinguishment of $94 in amounts owed by the Company for services and related miscellaneous expenses. Such cash proceeds will be used for working capital and general corporate purposes. As the Rights Offering was offered to certain existing holders of the Company’s stock, the shares sold are treated as outstanding from the date of their issuance in the computation of loss per share, basic and diluted in future periods.

12. Commitments and Contingencies

Employment Agreements

In June 2016, the Company entered into an employment letter agreement with its chief executive officer which replaced the previous employment agreement dated October 16, 2013. At the same time, the Company entered into an employment letter agreement with its president and chief scientific officer that contained similar features and terms which replaced her previous employment agreement dated October 16, 2013. By entering into the employment letter agreements (the “2016 agreements”) and accepting the signing bonus, the chief executive officer and the president and chief scientific officer (collectively, the “executive officers”) waived all rights to receive any compensation amounts provided for in the previous employment agreements. See Note 14 for details of the employment agreements dated October 16, 2013 (the “2013 agreements”).

The 2013 agreements, among other provisions, provided for a signing bonus of $1,000 on the acceptance and signing of such agreements. Upon the signing of the 2013 agreements, the Company recorded a deferred compensation obligation as an undiscounted noncurrent liability, in the amount of an aggregate $2,000 for the

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

12. Commitments and Contingencies  – (continued)

amount of the signing bonuses, since the payment of such obligation was not reliably determinable. The amount was classified as a noncurrent liability as an event that makes the payment due and payable had not occurred.

In June 2016, the Company reversed the deferred compensation obligation of $2,000 to additional paid in capital which is in the period the terms of 2016 agreements were accepted and replaced the previous employment agreements. As such, the executive officers, whom are also principal stockholders, have forgiven the compensation that was previously earned and due under the 2013 agreements.

The 2016 agreements, among other things, provide for an annual base salary which may be adjusted periodically and, upon signing of the 2016 agreements, a signing bonus was payable within one business day after the signing the 2016 agreements. In addition, the 2016 agreements provide for an annual incentive bonus with a minimum target value equal to a certain stated percentage of annual base salary; however, any incentive bonus is determined at the discretion of the Board of Directors.

The 2016 agreements also provide for the grant of the award of restricted stock units (RSU) representing the right to receive 220,000 shares of the Company’s common stock. The RSU award will vest and be settled over a three-year period, with one-third of the units vesting on the twelve-month anniversary of the date of grant, and the remaining units vesting in equal quarterly tranches over the following twenty-four months of continuous service.

Upon the sale of the Company, the 2016 agreements provides for a bonus of (a) 1% of the amount of the net sales price of the Company that is $100,000 or less, plus (ii) an additional 0.5% of the amount of the net sales price of the Company that is more than $100,000, payable in cash or other proceeds payable to other stockholders in such Company. Under the terms of her agreement, the executives shall be entitled to this change of control bonus if the change of control transaction occurs within 12 months following the termination of the executive’s employment by the Company without cause (as such term is defined in the 2016 agreement excluding death or disability) or within 12 months following the executive’s resignation for good reason (as such term is defined in the 2016 agreement), provided that the executive remains in compliance with the confidentiality and other ongoing post-termination obligations under the 2016 agreement.

In the event of terminated without cause or resignation for good reason (as such terms are defined in the 2016 agreements) or upon death, all base salary and benefits for a period of twelve months following the effective date of such termination will be payable. Also, any earned but unpaid annual bonus, and all outstanding equity awards will accelerate immediately upon the date of termination.

13. Subsequent Events

One-for-Five Reverse Stock Split

Immediately prior to the consummation of the initial public offering, the Company will effect a one-for-five reverse stock split. All share and per share amounts included in these financial statements and the notes hereto have been restated on a post-reverse split basis.

Series A convertible preferred stock

On August 1, 2016, the Company and NAU Ventures, LLC, the holder of the Series A convertible preferred stock, entered into a Conversion and Termination Agreement (the “Conversion Agreement”). Pursuant to the Conversion Agreement, the holder has agreed to convert all of its shares of Series A convertible preferred stock into 400,000 shares of common stock immediately prior to the consummation of the Company’s proposed initial public offering. In addition, the Company has agreed to make a cash payment to the holder of the Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of the initial public offering, in an amount to be determined at the time of conversion of such

SENESTECH, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

13. Subsequent Events  – (continued)

shares in connection with the Company’s proposed initial public offering. In the event the Company’s initial public offering is not consummated on or before July 31, 2017, then the Conversion Agreement will terminate in its entirety and the terms of the Series A convertible preferred stock will revert back to its original terms.

On August 16, 2016, the Company issued to each of two consultants warrants to purchase 20,000 shares of common stock at an exercise price of $7.50 per share, in each case, on a post-reverse split basis, as consideration for providing financial commitments to the Company. The warrants were fully vested and exercisable on the date of grant until the earlier of (i) three years from the date of grant; (ii) two years after the closing of an initial public offering of common stock; and (iii) the closing of a liquidation, dissolution or winding up of the Company. The Company recorded the fair value of the warrants as stock-based compensation expense within general and administrative expense on the date of grant.

The Company has reviewed and evaluated subsequent events through September 15, 2016, the date the unaudited condensed financial statements were available for issuance.

senestech
Sound science. Effective solutions.
THE NEW PARADIGM IN PEST MANAGEMENT

20% OF THE WORLD'S STORED FOOD IS CONTAMINATED OR CONSUMED BY RODENTS[1]

20%

15,000,000

RATS CAUGHT IN A NYC STUDY WERE FOUND TO BE CARRYING MORE THAN **20 PATHOGENS THAT CAUSE DISEASE IN HUMANS**[3]

>20

12-15,000 CHILDREN ARE POISONED ACCIDENTALLY BY RODENTICIDES EACH YEAR[4]

RAT POISON

1. World Food Program 2. World Health Organization 3. Firth et.al. Detection of zoonotic pathogens and characterization of novel viruses carried by commensal Rattus norvegicus in New York City. September/October 2014 Mbio American Society for Microbiology publication 4. American Ass'n of Poison Control Centers

Through and including           , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

SenesTech, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Roth Capital Partners

, 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by SenesTech, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NASDAQ Capital Market filing fee.

Amount to be paid
SEC registration fee		$3,197.23
FINRA filing fee		6,537.50
NASDAQ Capital Market listing fee		50,000.00
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*
Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and bylaws, each of which will become, or will be, effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	Transaction from which the director derives an improper personal benefit;
•	Act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	Unlawful payment of dividends or redemption of shares; or
•	Breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnification agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

•	Indemnification for expenses or losses with respect to proceedings initiated by the director or officer, including any proceedings against the Registrant or its directors, officers, employees or other indemnitees and not by way of defense, with certain exceptions;
•	Indemnification for any proceeding if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by applicable law;
•	Indemnification for the disgorgement of profits arising from the purchase or sale by the director or officer of securities of the Registrant in violation of Section 16(b) of the Exchange Act, or any similar successor statute; or
•	Indemnification for the director or officer’s reimbursement to the Registrant of any bonus or other incentive-based or equity-based compensation previously received by the director or officer or payment of any profits realized by the director or officer from the sale of securities of the Registrant, as required in each case under the Exchange Act.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Except as otherwise disclosed under the heading “Business — Legal Proceedings” of this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place, with limits of $5.0 million in the aggregate, that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by the Registrant within the past three years that were not registered under the Securities Act, and the consideration, if any, received by the Registrant for such securities: All share amounts and per share prices in this section are on a post-reverse split basis.

(a) Stock Option Grants

Between December 31, 2012 and June 30, 2016, the Registrant granted options to purchase an aggregate of 397,134 shares of common stock under its 2008 – 2009 Non-Qualified Stock Option Plan, or 2008 Plan, to its directors, officers, employees, consultants, and other service providers with per share exercise prices of $0.005, $0.50 and $15.00. In this same period, the Registrant granted options to purchase an aggregate of 2,392,921 shares of common stock under its 2015 Equity Incentive Plan, or 2015 Plan, to its directors, officers, employees, consultants, and other service providers with per share exercise prices of $0.50 and $7.50. Also in this same period, the Registrant issued an aggregate of 397,625 and 638,000 shares of common stock upon exercise of stock options previously issued under the 2008 Plan and 2015 Plan, respectively, to its directors, officers, employees, consultants, and other service providers for cash consideration in the aggregate amount of $6,548 and $469,840, respectively. The stock options and the common stock issuable upon the exercise of such options as described in this section (a) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees and directors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

(b) Warrants to Purchase Common Stock

Between December 31, 2012 and August 31, 2016, in connection with equity financings and debt conversions, the Registrant issued warrants to accredited investors to purchase an aggregate of 759,519 shares of common stock. The common stock warrants have per share exercise prices of $7.50 and $15.00. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(c) Sales of Common Stock

Between December 31, 2012 and June 30, 2016, the Registrant issued an aggregate of 2,786,165 shares of Registrant’s common stock to accredited or otherwise sophisticated investors at per share prices ranging from $2.50 to $15.00, respectively, for aggregate consideration of $10.8 million in cash. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(d) Sales of Preferred Stock

1. In November 2015, the Registrant issued an aggregate of 400,000 shares of Registrant’s Series A convertible preferred stock upon the cancellation and extinguishment of the outstanding principal and unpaid accrued interest on a promissory note. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

2. Between December 2015 and April 2016, the Registrant issued an aggregate of 135,666 shares of Registrant’s Series B convertible preferred stock to accredited investors at a per share price of $7.75 for aggregate consideration of $1.1 million in cash. Also in December 2015 the Registrant issued an aggregate of 379,512 shares of Series B convertible preferred stock to existing investors upon the exchange of outstanding principal and unpaid accrued interest on promissory notes totaling $2.9 million. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(e) Sales of Convertible and other Promissory Notes

Between December 22, 2014 and December 31, 2015, the Registrant issued convertible and other promissory notes with an aggregate principal amount of $3.4 million to accredited investors for aggregate consideration of $3.4 million in cash. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, general solicitation or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. The Registrant believes that the Section 4(a)(2) exemption applies to certain of the transactions described above because such transactions were predicated on the fact that the issuances were made only to investors who (i) confirmed to the Registrant in writing that they are accredited investors, or if not accredited, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their investment; and (ii) either received adequate business and financial information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Flagstaff, State of Arizona, on the 7th day of October, 2016.

SENESTECH, INC.

By:	/s/ Loretta P. Mayer, Ph.D. Loretta P. Mayer, Ph.D. Chair of the Board, Chief Executive Officer and Chief Scientific Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Loretta P. Mayer, Ph.D. and Thomas C. Chesterman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Loretta P. Mayer, Ph.D. Loretta P. Mayer, Ph.D.	Chair of the Board, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	October 7, 2016
/s/ Thomas C. Chesterman Thomas C. Chesterman	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 7, 2016
/s/ Cheryl A. Dyer, Ph.D. Cheryl A. Dyer, Ph.D.	President, Chief Research Officer and Director	October 7, 2016
/s/ Grover Wickersham Grover Wickersham	Vice-Chair of the Board	October 7, 2016
/s/ Marc Dumont Marc Dumont	Director	October 7, 2016
/s/ Bob Ramsey Bob Ramsey	Director	October 7, 2016
/s/ Matthew K. Szot Matthew K. Szot	Director	October 7, 2016
/s/ Julia Williams, M.D. Julia Williams, M.D.	Director	October 7, 2016

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1*	Certificate of Incorporation of the Registrant, and Certificate of Amendment of Certificate of Incorporation of the Registrant, as presently in effect.
3.2*	Certificate of Designations, Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock of the Registrant, as presently in effect.
3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.
3.4*	Bylaws of the Registrant, as presently in effect.
3.5*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.
4.1**	Form of the Registrant’s common stock certificate.
5.1***	Opinion of Summit Law Group, PLLC regarding legality.
10.1+*	SenesTech, Inc. 2008 – 2009 Non-Qualified Stock Option Plan and form of agreement thereunder.
10.2+*	SenesTech, Inc. 2015 Equity Incentive Plan and forms of agreement thereunder.
10.5*	Lease by and between the Registrant and Caden Court, LLC, dated as of December 20, 2011 and amendments thereto dated December 6, 2013 and February 27, 2014.
10.6+*	Form of Indemnification Agreement by and between the Registrant and its directors and officers.
10.7+*	Employment Letter Agreement by and between the Registrant and Loretta P. Mayer, Ph.D. dated June 30, 2016
10.8+*	Employment Letter Agreement by and between the Registrant and Cheryl A. Dyer, Ph.D. dated June 30, 2016
10.9+*	Employment Offer Letter by and between the Registrant and Thomas Chesterman dated November 20, 2015.
10.10†*	Agency Agreement by and between the Registrant, Inmet S.A. and Bioceres, Inc. dated January 21, 2016.
10.11†*	Services Agreement by and between the Registrant, Inmet S.A. and Bioceres, Inc. dated January 21, 2016.
10.12†*	Exclusive License Agreement by and between the Registrant and Neogen Corporation dated May 15, 2014.
10.13†*	Marketing, Sales and Distribution Agreement by and between the Registrant and NeoVenta Solutions, Inc. dated September 26, 2015.
23.1**	Consent of M&K CPAS, PLLC, independent registered public accounting firm.
23.2***	Consent of Summit Law Group, PLLC (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature pages).

*	Previously filed.
**	Filed herewith.
***	To be filed by Amendment.
†	Confidential Treatment Requested.
+	Indicates a management contract or compensatory plan.